ENCORE CAPITAL GROUP

2022
ANNUAL REPORT

encore
CAPITAL GROUP

Better Solutions. Better Life.®

Contents

 Clicking the Up Arrow on each page will bring you back to this Contents page.

Encore's Mission, Vision and Values



OUR MISSION

Creating pathways to economic freedom



OUR VISION

We help make credit accessible by partnering with consumers to restore their financial health

 **OUR VALUES**



WE CARE

We put people first and engage with honesty, empathy, and respect



WE FIND A BETTER WAY

We deliver our best in everything we do, find ways to make a positive difference, and achieve impactful results



WE ARE INCLUSIVE AND COLLABORATIVE

We embrace our differences and work together to ensure every individual can thrive

To find out more, visit:encorecapital.com/mvv/



Letter to Shareholders

CONTINUED STRONG RESULTS IN A CHALLENGING ECONOMY

Dear Fellow Shareholders,

For the debt buying industry, 2022 was a year characterized by the normalizing consumer credit environment in the U.S. and the steady but slower recovery of credit markets in the U.K. and Europe. Consistent execution of our three-pillar strategy, which includes a disciplined, consistent approach to each aspect of our business, enabled us to deliver solid financial and operational results while maintaining a long-term focus. Earnings on a per share basis in 2022 were second only to the extraordinary performance we delivered in 2021.



ASHISH MASIH
President and Chief Executive Officer,
Encore Capital Group, Inc.

The exceptional collections environment of 2021 in the U.S. gave way to more typical consumer behavior as the year progressed. Reports from the U.S. Federal Reserve show that credit card balances continue to set new all-time records on a monthly basis, powered in part by stronvg consumer spending. In addition, we are now seeing steadily rising delinquencies and charge-offs, resulting in increased availability of charged-off portfolios for purchase from U.S. banks, thus signaling the beginning of an important new phase in the cycle for our industry in the U.S. As a result, after roughly two and a half years of reduced market supply, we increased our portfolio purchases in the U.S. by 36% in 2022 at MCM, our largest business.

A similar transition appears to be evolving at a slower pace in the U.K., the principal market served by Cabot, our second largest business. While reports from the Bank of England show steadily rising credit card balances, U.K. credit volumes have yet to recover to pre-pandemic levels. At the same time, higher interest rates have increased the cost of capital for our sector. In response, we have maintained our purchasing discipline in the face of portfolio pricing in the U.K. and Europe that we believe does not yet reflect the higher funding costs. Consequently, our portfolio purchasing has been somewhat muted in the U.K. and Europe and grew only 7% in constant currency compared to the prior year. Given these market dynamics and facing near double-digit inflation in Europe, we are taking preemptive actions to control the cost base in our Cabot business.



Our focus on controlling costs, while being careful to protect long-term returns, is not just an objective for our business in the U.K. and Europe. We have also made this a priority in our U.S. business in 2023. We are mitigating continued inflationary pressures through productivity improvement, use of automation/technology and by leveraging our global operations footprint.

After the reduced market supply environment of 2020 and 2021, our global portfolio purchases in 2022 were $801 million, an increase of 20% when compared to the prior year with much of the increase occurring in the second half of the year when supply conditions began to meaningfully improve. Consistent with our capital allocation priorities, we returned $87 million of capital to Encore shareholders through share repurchases in 2022, with the majority occurring prior to the growth in supply. When added to our 2021 repurchases, the total amount of capital returned to shareholders over the last two years was $476 million, for which we repurchased 27% of our outstanding shares.

Historically, the transition from one phase of the credit cycle (favorable collections environment but lower purchasing volumes) to the next phase (growing purchasing volumes but somewhat pressured collections in the near term) provides debt buyers with an opportunity to acquire portfolios with very attractive returns that will enhance profitability for years to come. The trade-off is that near-term earnings can be pressured due to the period of lower collections combined with the increased expenses associated with placing new portfolios in our collection channels. Over the long-term, however, as we have observed and proven during the last recessionary cycle, we expect to more than recoup any near-term collections shortfall – and often well exceed the original expectations. This scenario appears to be playing out as expected in the U.S. and, at a much slower pace, in the U.K.

I would also like to take this opportunity to point out an accounting nuance that is relevant to our industry regarding how collections are recognized into revenue, and in particular the resulting volatility in quarterly results. The Current Expected Credit Losses (CECL) methodology uses collections forecasts to determine quarterly revenue. Small variations in actual performance or even smaller changes in forecasts can lead to significant volatility in quarterly revenues. However, it is important to understand that over the full life cycle of a portfolio, revenue will always be equal to total portfolio collections less purchase price.

Because we own each purchased portfolio for its entire lifecycle, our ability to deliver strong results and maximize returns from our portfolio investments is enabled by our focus on optimizing collections over the long-term. Therefore, we believe it is important to look at accounting-impacted metrics over longer time periods rather than on a quarterly basis. We also focus on metrics that are not affected by quarterly accounting impacts, e.g., metrics that demonstrate cash generation, such as Collections and Adjusted EBIDTA with Principal, as well as other long-term metrics such as Purchase Price Multiples.



We believe the disclosures we provide regarding these metrics are helpful indicators of how we manage the business to maximize shareholder value over the long-term.

While changes to the external environment have been dynamic and challenging to predict, the core of our business remains unchanged: we help consumers resolve their debts so they can regain the freedom to focus on what is important to them. We do that by engaging in honest, empathetic and respectful conversations. Our goal is to understand their challenges, determine the options that might work best for them, and agree on a plan forward. We do so through Encore's talented team around the world who embody our culture and values every day as we help consumers regain their financial freedom.

As a follow-up to our 2021 Economic Freedom Study, we recently concluded a survey of 3,000 people across the United States and the United Kingdom. We asked these consumers about their finances and experiences with past-due debt, as well as how they work toward and prioritize economic freedom. The survey concluded that people overwhelmingly believe in both the importance of paying back what they owe and that there must be continued access to affordable credit in the economy. This is a mutual goal we share and a positive starting point for many of our conversations with consumers.

Looking ahead, consistent with our Mission, Vision and Values, we stand ready to support consumers to help them work through their financial situations and resolve their debts. As one of the world's largest debt purchasing companies, consumers will likely need us now more than ever in this time of economic uncertainty. Equally important to investing in portfolios that deliver strong returns, we will continue to invest in our people and culture, which together form the foundation for our consumer-focused capabilities that lead to superior operating performance.

I remain highly optimistic about Encore's future as we are well positioned to capitalize on forthcoming opportunities in the markets we serve. Increased supply with higher returns has already begun to emerge as the U.S. market transitions to a more favorable portfolio purchasing environment. We remain consistent in terms of our three-pillar strategy, delivering strong returns while maintaining our balance sheet strength and allocating capital in accordance with our priorities. I am confident that our long-term focus and disciplined approach will enhance the long-term value of each Encore share.

Sincerely,

Ashish Masih

Ashish Masih
President and Chief Executive Officer,
Encore Capital Group, Inc.



Who We Are



6,900 global colleagues



9 countries where we operate



25+ years in business

ENCORE ENABLES THE FUNCTIONING OF A HEALTHY CREDIT ECOSYSTEM

By purchasing NPL portfolios, we return capital to banks, enabling further lending and thus playing a key role in the consumer credit ecosystem. Our two largest operating units are Midland Credit Management (U.S.) and Cabot Credit Management (U.K. and Europe).



$12B **Amount of capital returned to the consumer credit ecosystem through our portfolio purchases since our inception**



RETURN OF CAPITAL TO CONSUMER CREDIT ECOSYSTEM
Issuers of consumer debt
Debt is charged off
Issuers sell charged-off debt
Encore purchases and collects on charged-off debt
Issuers outsource servicing of debt
Encore also provides third-party fee-based servicing in the U.K., Spain, France and Ireland
RETURN OF CAPITAL TO CONSUMER CREDIT ECOSYSTEM
Encore engages with consumers to resolve their debt
Consumer-centric approach
Proprietary advanced analytics
Operational expertise



Our Proven Three Pillar Strategy

We play a critical role in the consumer credit ecosystem by assisting in the resolution of unpaid debts, which are an expected outcome of the lending business model. We look to purchase portfolios of non-performing loans (NPLs) at attractive cash returns using the lowest cost funding available. For each portfolio, we strive to meet or exceed our collections expectations while ensuring the highest levels of compliance and consumer focus, all while maintaining an efficient cost structure. Within this consumer credit ecosystem, our business strategy is straightforward: choose valuable markets to operate in, build and continuously enhance our competitive advantage in chosen markets and maintain a strong balance sheet.

Market Focus

We focus on markets with: (1) large, consistent flows of portfolios; (2) strong regulatory frameworks that require significant financial and operational capabilities; (3) a high degree of sophistication and data availability; and (4) an ability to generate stable, long-term returns. Markets like the United States and the United Kingdom have been our core focus and provide the kind of stable, sophisticated operating environments in which Encore can thrive. Consumer behaviors and regulatory expectations are some-what different between these markets, leading to a longer collection cycle in the U.K. than in the U.S. As a result, we receive the benefit of faster cash generation in the U.S, but lower reinvestment risk in the U.K., helping to diversify our business thanks to our significant presence in these two markets.

In addition, we continue to learn from and steadily build our platforms in other large, important European markets where we have had a presence for several years, i.e., Spain, France, Ireland and Portugal, while also making smaller R&D investments to explore newer markets.

Competitive Advantage

We have developed competitive advantages that provide the foundation for strong financial and operational results. This starts with a core belief that treating people with empathy and building trust-based relationships are critical to solving consumers' debt challenges. We embed compliance in everything we do, so that we can be effective in highly regulated markets; operate an efficient and low-cost platform; and leverage proprietary, large datasets and analytics capabilities that help us accurately price risk and optimize collections. Over the years we have increased our investments in digital capabilities (e.g., web, mobile, email, text, chat), which provide consumers choices on how to interact with us as a complement to other channels, such as our call center and direct mail communication. As consumer adoption of digital technologies increases, the portion of our collections we derive through-



digitally enabled interactions also continues to rise, which is good for consumers as well as for Encore given the lower cost and scalable nature of digital collection methods.

Balance Sheet Strength

A disciplined approach to managing our balance sheet is the backbone of our resilience and key to maximizing shareholder value. Our debt is characterized by low near-term maturities and manageable exposure to interest rate changes, which has proven beneficial in a rising rate environment. Our balance sheet strength provides us financial flexibility, access to multiple funding markets, and a competitive cost of funds, all of which will help us capitalize on the opportunities available in 2023 and beyond.

Our Financial Priorities

We remain committed to a consistent set of financial priorities that we established long ago. We expect to benefit from our strong balance sheet as the highly anticipated growth in market supply has arrived in the U.S. and we are ready. We will continue to be good stewards of your capital and, as always, will maintain our focus on returns in order to build long-term shareholder value.

<table>
<tr>
<td>

BALANCE SHEET OBJECTIVES

Preserve our financial flexibility

Target leverage[1] between 2.0x and 3.0x

Maintain a strong "BB" debt rating

</td>
<td>

CAPITAL ALLOCATION PRIORITIES

Portfolio purchases at attractive returns

Strategic M&A

Share repurchases

</td>
</tr>
</table>

MAINTAIN STRONG ROIC THROUGH THE CREDIT CYCLE

[1]Leverage defined as Net Debt ÷ (LTM Adjusted EBITDA + LTM collections applied to principal balance), which we also refer to as our Leverage Ratio.


Encore Capital Group colleagues in San José, Costa Rica



Capital Allocation

CAPITAL ALLOCATION PRIORITIES

Portfolio purchases at attractive returns

———

Strategic M&A

———

Share repurchases



PORTFOLIO PURCHASES
(in $M)

- Portfolio supply was significantly lower during pandemic years due to consumers paying down their debts at higher rates.

- As a result, our portfolio purchases declined in 2020, 2021 and the first half of 2022.

- Consistent with our capital allocation priorities, we returned $87 million of capital to Encore shareholders through share repurchases in 2022.

- Combined with 2021 repurchases, we returned a total of $476 million, repurchasing 27% of outstanding shares.

ECPG SHARE REPURCHASES DURING 2021-2022



1) ECPG shares outstanding on December 31, 2022



Financial Highlights



GAAP NET INCOME
(in $M)

$116 — 2018
$168 — 2019
$212 — 2020
$351 — 2021
$195 — 2022



GAAP EARNINGS PER SHARE

$4.06 — 2018
$5.33 — 2019
$6.68 — 2020
$11.26 — 2021
$7.46 — 2022



COLLECTIONS
(in $B)

$1.97 — 2018
$2.03 — 2019
$2.11 — 2020
$2.31 — 2021
$1.91 — 2022



RETURN ON INVESTED CAPITAL
Pre-Tax ROIC[1]

10.1% — 2018
10.8% — 2019
12.5% — 2020
15.2% — 2021
11.7% — 2022



LEVERAGE

Debt/Equity
Leverage Ratio[2]

Target Leverage Ratio Range (2.0x-3.0x)

Debt/Equity: 4.3x (2018), 3.4x (2019), 2.7x (2020), 2.5x (2021), 2.5x (2022)
Leverage Ratio: 2.8x (2018), 2.7x (2019), 2.4x (2020), 1.9x (2021), 2.4x (2022)

1) See appendix for calculation of Pre-Tax ROIC.

2) Leverage Ratio defined as Net Debt / (Adjusted EBITDA + collections applied to principal balance). See appendix for reconciliation of Net Debt to GAAP Borrowings and Form 10-K for reconciliation of Adjusted EBITDA to GAAP net income.



Environmental, Social and Governance (ESG)

We approach ESG with a strong commitment to transparency and our ESG strategy reflects the issues that matter most to our stakeholders. Guided by our Mission to create pathways to economic freedom and our Values, we are committed to creating an opportunity-rich work environment for our people, ensuring responsible resource use and consumption, giving back to the communities where we live and work, and operating effectively and ethically with a focus on the overall consumer experience and outcomes.

Recent ESG Highlights

People and Consumer

- Certified as a Great Place to Work® across seven countries globally.

- Launched a global community impact initiative, resulting in colleagues donating more than 9,000 pounds of food and approximately 6,000 essential items, such as warm clothing and toiletries to 20 local charities around the world.

- 85% of consumers from Cabot in the U.K. and 89% of our consumers in the U.S. rated their call with our colleagues a positive score of 8 or 9 (on a 0-9 scale)

- Offered 380,000 hours of training to our global colleagues and established new Employee Resource Groups (ERGs)

Planet

- Conducted a Greenhouse Gas (GHG) inventory, in accordance with the World Resources Institute's GHG Protocol, and partnered with local non-governmental organizations to restore biodiversity.

- Partnering with iamgurgaon in India to restore Gurugram's green habitat.

Governance

- Published inaugural ESG report

- Developed an operating model for ESG management and reporting

- Published a new Vendor Code of Conduct and Global Human Rights Policy

- Established ESG oversight and accountability structure

ESG PILLARS



WE PUT CONSUMERS FIRST

Our consumers are at the heart of our business. We're committed to promoting a strong culture of treating consumers with respect, honesty, and empathy, and keeping customer service and compliance at the core of our business strategy.



WE SUPPORT AND VALUE OUR PEOPLE

We foster a culture of respect and inclusion in various ways including by providing unconscious bias and diversity training, tracking gender diversity, and sponsoring global cultural appreciation initiatives. We attract and retain talent by creating opportunities for professional growth through competitive benefits, wellness incentives, and other initiatives and trainings.



WE MAKE A POSITIVE IMPACT ON THE ENVIRONMENT

We minimize our environmental footprint through smart resource use and sustainable practices, including recycling programs, plastic-free breakrooms/ cafeterias, reduction of water consumption and electricity use, and powering our business with renewable energy where possible.



WE WORK TOGETHER TO STRENGTHEN OUR COMMUNITY

We encourage employee community service and support through corporate matching programs, paid time off for volunteering activities, our annual day of giving, company-sponsored volunteer opportunities, and corporate giving and partnerships.



WE OPERATE RESPONSIBLY

We hold ourselves to the highest ethical practices and decision making as guided by our Standards of Business Conduct.



Our Leadership and Board of Directors

EXECUTIVE LEADERSHIP TEAM

Ashish Masih
President and
Chief Executive Officer
At Encore since 2009

Andrew Asch
Senior Vice President
and General Counsel
At Encore since 2010

Ryan Bell
President,
Midland Credit Management, Inc.
At Encore since 2011

Craig Buick
Chief Executive Officer,
Cabot Credit Management
At Encore since 2016

Steve Carmichael
Senior Vice President,
Chief Risk and Compliance Officer
At Encore since 2021

Jonathan Clark
Executive Vice President and
Chief Financial Officer
At Encore since 2014

Monique Dumais-Chrisope
Senior Vice President,
Chief Information Officer
At Encore since 2019

Tracy Ting
Senior Vice President,
Chief Human Resources Officer
At Encore since 2019

John Yung
Senior Vice President,
Chief Global Strategist and
Growth Officer
At Encore since 2015

BOARD OF DIRECTORS

Michael P. Monaco
Chairman and Director
Served since 2014

William C. Goings
Director
Served since 2022

Ash Gupta
Director
Chair of the Compensation Committee
Served since 2015

Wendy G. Hannam
Director
Chair of the Risk Committee
Served since 2015

Jeffrey A. Hilzinger
Director
Served since 2019

Angela A. Knight CBE
Director
Chair of the Nominating and Corporate
Governance Committee
Served since 2019

Ashish Masih
Director
President and Chief Executive Officer
Served since 2017

Laura Newman Olle
Director
Served since 2014

Richard P. Stovsky
Director
Chair of the Audit Committee
Served since 2018



Investor and Shareholder Services Information



Encore Capital Group headquarters in San Diego, California

HEADQUARTERS

Encore Capital Group, Inc.
350 Camino de la Reina, Suite 100
San Diego, CA 92108
877-445-4581

TRANSFER AGENT AND REGISTRAR

AST Shareholder Services
3rd Floor, 6201 15th Avenue
Brooklyn, NY, 11219
718-921-8124

INVESTOR RELATIONS CONTACT

Bruce Thomas
Vice President, Global Investor Relations
858-309-6442
bruce.thomas@encorecapital.com

STOCK EXCHANGE LISTING

Our common stock is listed on NASDAQ under the symbol ECPG.

ANNUAL REPORT ON FORM 10-K

A copy of this report is available at
encorecapital.com/sec-filings/annual-reports/

This Annual Report contains certain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations and involve inherent risks and uncertainties that could cause actual outcomes and results to differ materially from current expectations. Please see section "Item 1A—Risk Factors" in the Form 10-K for the year ended Dec. 31, 2022 for a discussion of the risks, uncertainties and assumptions that could cause our actual results to differ from those contained in our forward-looking statements.



Appendix: Calculation of Net Debt and ROIC

NON-GAAP DISCLOSURE

Management believes that the presentation of the non-GAAP financial information below is meaningful and useful in understanding the activities and business metrics of our operations. Management believes that these non-GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our GAAP results, provide a more complete understanding of factors and trends affecting our business. Readers should consider the information in addition to, but not instead of, our financial statements prepared in accordance with GAAP. This non-GAAP financial information may be determined or calculated differently by other companies, limiting the usefulness of these measures for comparative purposes.

NET DEBT

Net Debt is GAAP borrowings adjusted for debt issuance costs and debt discounts, cash and cash equivalents and client cash. Net Debt is a measure commonly used by lenders to our industry to represent the net borrowings of market participants, and is also used regularly by lenders and others as the numerator in industry leverage calculations.

| | Last Twelve Months Ended December 31, | | | | |
(in thousands)	2022	2021	2020	2019	2018
GAAP Borrowings	$ 2,898,821	$ 2,997,331	$ 3,281,634	$ 3,513,197	$ 3,490,633
Debt issuance costs and debt discounts	42,404	58,350	91,859	73,237	85,147
Cash & cash equivalents	(143,912)	(189,645)	(189,184)	(192,335)	(157,418)
Client cash[1]	17,772	29,316	20,298	24,964	21,822
Net Debt	$ 2,815,085	$ 2,895,352	$ 3,204,607	$ 3,419,063	$ 3,440,184

(1) Client cash is cash that was collected on behalf of, and remains payable to, third party clients.

PRE-TAX RETURN ON INVESTED CAPITAL ("ROIC")

Management believes ROIC is a useful financial measure for investors in evaluating the efficient and effective use of capital, and is an important component of long-term shareholder return. Management uses ROIC as a measure to monitor and evaluate operating performance relative to our invested capital. ROIC is calculated as last twelve months adjusted income from operations, divided by our average invested capital. Adjusted income from operations excludes acquisition, integration and restructuring related expenses, amortization of certain acquired intangible assets and other charges or gains that are not indicative of ongoing operations. Average invested capital is defined as the aggregate of average Net Debt, average GAAP equity and average redeemable noncontrolling interest and is calculated as the sum of current and prior period ending amounts divided by two.



(in thousands)	Last Twelve Months Ended December 31,				
	2022	**2021**	**2020**	**2019**	**2018**
Numerator					
Income from operations	$ 462,174	$ 633,272	$ 533,562	$ 446,345	$ 405,300
Adjustments:[1]					
Acquisition, integration and restructuring related expenses[2]	1,213	5,681	154	7,049	9,041
Expense related to certain acquired intangible assets[3]	10,074	7,417	7,010	7,017	8,337
CFPB settlements fees[4]	—	—	15,009	—	—
Goodwill impairment[5]	—	—	—	10,718	—
Net gain on fair value adjustments to contingent considerations[6]	—	—	—	(2,300)	(5,664)
Expenses related to withdrawn Cabot IPO[7]	—	—	—	—	2,984
Adjusted income from operations	$ 473,461	$ 646,370	$ 555,735	$ 468,829	$ 419,998
Denominator					
Average Net Debt	$ 2,855,219	$ 3,049,979	$ 3,311,835	$ 3,429,624	$ 3,388,336
Average equity	1,182,444	1,202,669	1,122,741	922,547	695,811
Average redeemable noncontrolling interest	—	—	—	—	75,989
Total average invested capital	$ 4,037,663	$ 4,252,648	$ 4,434,576	$ 4,352,171	$ 4,160,136
Pre-tax ROIC	**11.7%**	**15.2%**	**12.5%**	**10.8%**	**10.1%**

(1) Adjustments below are to adjust GAAP income from operations and accordingly do not include any amounts related to other income and expense.

(2) Amount represents acquisition, integration and restructuring related expenses. We adjust for this amount because we believe these expenses are not indicative of ongoing operations; therefore, adjusting for these expenses enhances comparability to prior periods, anticipated future periods, and our competitors' results.

(3) We have acquired intangible assets, such as trade names and customer relationships, as a result of our acquisition of debt solution service providers. These intangible assets are valued at the time of the acquisition and amortized over their estimated lives. We believe that amortization of acquisition-related intangible assets, especially the amortization of an acquired company's trade names and customer relationships, is the result of pre-acquisition activities. In addition, the expense related to these acquired intangibles is a non-cash static expense that is not affected by operations during any reporting period.

(4) Amount represents a charge resulting from the Stipulated Judgment with the CFPB. We have adjusted for this amount because we believe it is not indicative of ongoing operations; therefore, adjusting for it enhances comparability to prior periods, anticipated future periods, and our competitors' results.

(5) The sale of Baycorp resulted in a goodwill impairment charge during the year ended December 31, 2019. We believe the goodwill impairment charge is not indicative of ongoing operations, therefore adjusting for this expense enhances comparability to prior periods, anticipated future periods, and our competitors' results.

(6) Amount represents the net gain recognized as a result of fair value adjustments to contingent considerations that were established for our acquisitions of debt solution service providers in Europe. We have adjusted for this amount because we do not believe this is indicative of ongoing operations.

(7) Amount represents expenses related to the proposed and later withdrawn initial public offering by Cabot. We adjust for this amount because we believe these expenses are not indicative of ongoing operations; therefore, adjusting for these expenses enhances comparability to prior periods, anticipated future periods, and our competitors' results.

ENCORE CAPITAL GROUP

2022
FORM 10-K

encore
CAPITAL GROUP

Better Solutions. Better Life.®

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____to_____.

COMMISSION FILE NUMBER: 000-26489

ENCORE CAPITAL GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	48-1090909
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

350 Camino De La Reina, Suite 100
San Diego, California 92108
(Address of principal executive offices, including zip code)

(877) 445-4581
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 Par Value Per Share	ECPG	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $1,361.2 million at June 30, 2022, based on the closing price of the common stock of $57.77 per share on such date, as reported by NASDAQ.

The number of shares of our Common Stock outstanding at February 16, 2023, was 23,322,669.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement in connection with its annual meeting of stockholders to be held in 2023 are incorporated by reference in Items 10, 11, 12, 13, and 14 of Part III of this Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which proxy statement will be filed no later than 120 days after the close of the registrant's fiscal year December 31, 2022.

TABLE OF CONTENTS

PART I
Item 1—Business

Our Business

We are an international specialty finance company providing debt recovery solutions and other related services for consumers across a broad range of financial assets. We primarily purchase portfolios of defaulted consumer receivables at deep discounts to face value and manage them by working with individuals as they repay their obligations and work toward financial recovery. Defaulted receivables are consumers' unpaid financial obligations to credit originators, including banks, credit unions, consumer finance companies and commercial retailers. Defaulted receivables may also include receivables subject to bankruptcy proceedings. We also provide debt servicing and other portfolio management services to credit originators for non-performing loans in Europe.

Through Midland Credit Management, Inc. and its domestic affiliates (collectively, "MCM") we are a market leader in portfolio purchasing and recovery in the United States. Through Cabot Credit Management Limited ("CCM") and its subsidiaries and European affiliates (collectively, "Cabot") we are one of the largest credit management services providers in Europe and the United Kingdom. These are our primary operations.

We also have additional international investments and operations as we have explored new asset classes and geographies including: (1) an investment in Encore Asset Reconstruction Company ("EARC") in India and (2) an investment in portfolio in Mexico. We refer to these additional international operations as our Latin America and Asia-Pacific ("LAAP") operations.

To date, operating results from LAAP have not been significant to our total consolidated operating results. Our long-term growth strategy is focused on continuing to invest in our core portfolio purchasing and recovery business in the United States and United Kingdom and strengthening and developing our business in the rest of Europe. As a result, descriptions of our operations in Part I - Item 1 of this Form 10-K will focus primarily on MCM (United States) and Cabot (Europe) operations.

Throughout this Annual Report on Form 10-K, when we refer to our United States operations, we include accounts originated in the United States that are serviced through our operations centers in the United States, India and Costa Rica. When we refer to our international operations, we are referring to accounts originated outside of the United States. Those accounts are generally serviced in the country of origin. When we refer to Europe, we are referring to Europe including the United Kingdom.

Company Information

We were incorporated in Delaware in 1999. In June 2013, we completed our merger with Asset Acceptance Capital Corp., which was another leading provider of debt recovery solutions in the United States. In July 2013, by acquiring a majority ownership interest in the indirect holding company of CCM, we acquired control of CCM. In February 2014, CCM acquired Marlin Financial Group Limited, a leading acquirer of non-performing consumer debt in the United Kingdom. In August 2014, we acquired Atlantic Credit & Finance, Inc., which was a market leader in the United States in buying and collecting on freshly charged-off debt. In June 2015, CCM expanded in the United Kingdom by acquiring Hillesden Securities Ltd and its subsidiaries ("dlc"). In March 2016, we completed the divestiture of our membership interests in Propel Acquisition LLC and its subsidiaries, our tax lien business. In November 2017, CCM completed the acquisition of Wescot Credit Services Limited ("Wescot"), a leading UK contingency debt collection and BPO services company. In July 2018, we completed the purchase of all of the outstanding equity of CCM not owned by us. As a result, CCM became our wholly owned subsidiary.

Our headquarters is located in San Diego, California 92108 and our telephone number is (877) 445-4581. Our website address is www.encorecapital.com. The site provides access, free of charge, to relevant investor related information, such as our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports that are filed with or furnished to the Securities and Exchange Commission ("SEC") pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, press releases, featured articles, an event calendar, and frequently asked questions. SEC filings are available on our Internet site as soon as reasonably practicable after being filed with, or furnished to, the SEC. Also available on our website are our Standards of Business Conduct and charters for the committees of our Board of Directors. We intend to disclose any amendment to, or waiver of, a provision of our Standards of Business Conduct on our website. The content of our Internet site is not incorporated by reference into this Annual Report on Form 10-K. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

Our Competitive Advantages

Analytic Strength. We believe that success in our business depends on our ability to establish and maintain an information and data advantage. Leveraging our database of financially-distressed consumers, our in-house team of statisticians, business analysts, and software programmers have developed, and continually enhance, proprietary behavioral and valuation models, custom software applications, and other business tools that guide our portfolio purchases.

We have been able to leverage over 20 years of data, insights, modeling and operational experience. Each year we purchase significant amounts of credit bureau and customized consumer data that describe account level and macroeconomic factors related to credit, savings, and payment behavior. This robust data accumulation from our collection channels and other sources supports our direct mail, call center and digital collection efforts and our market-leading proprietary scorecards for legal placements. We leverage these and other powerful statistical models to drive each collection activity.

We have made significant progress in developing our digital collection strategies, which we continue to optimize along with our collections websites. In developing our digital platform, we have allowed consumers to access account information, supporting documents and perform payments online. By leveraging direct mail, email, text messaging and search engines, we have bolstered data accumulation and collections payments through our digital platform. Innovation and investment in digital collection technology and speech analytics have enhanced our ability to collect and have enabled us to quickly adapt to changes in our operating environment, as they provide real-time insights that help optimize our interaction with consumers, as well as valuable information for training purposes.

Consumer Intelligence and Principled Intent. Across the full extent of our operations, we strive to treat consumers with respect, compassion and integrity. From affordable payment plans to hardship solutions, we work with our consumers as they attempt to return to financial health. We are committed to having a dialogue that is honorable and constructive and hope to play an important and positive role in our consumers' financial recovery. We believe that our interests and those of the financial institutions from which we purchase portfolios are closely aligned with the interests of government agencies seeking to protect consumer rights. To demonstrate our commitment to conducting business ethically, we developed our Consumer Bill of Rights. Its articles govern the principled treatment we aim to provide consumers. Operating with a consumer-first approach has built trust among consumers and issuers of consumer credit, allowing us to improve liquidation and maintain purchasing supply. We expect to continue to invest in infrastructure and processes that support consumer advocacy and financial literacy while promoting an appropriate balance between corporate and consumer responsibility.

At the core of our analytic approach is a focus on understanding our consumers' willingness and ability to repay their financial obligations. In this effort, we apply tools and methods from statistics, economics, and management science across the full extent of our business. During portfolio valuation, we use internally developed proprietary statistical models that determine the likelihood and expected amount of collections from each consumer within a portfolio. Subsequently, the expectations for each account are aggregated to arrive at a portfolio-level liquidation model and a valuation for the entire portfolio is determined. During the collection process, we apply a number of proprietary operational frameworks to match our collection approach to an individual consumer's predicted payment behavior.

Our data collection practices and analytics processes are designed with consumer experience in mind. Over time we have adjusted our execution to optimize lifetime liquidation with a high-touch, focused approach. We connect with the consumer through extended conversations and offer expanded interaction and payment options. Our analytics infrastructure provides insights to consumer sentiment, allowing us to tailor our communication and collections efforts to each consumer. This sustained consumer focus and other operational enhancements have led to improved liquidation effectiveness and fair consumer treatment.

Regulatory Expertise. Both the U.S. and UK markets have established regulatory systems and compliance requirements, which benefit scaled market participants such as Encore. Issuers of consumer debt sell charged-off receivables to a select group of trusted buyers, further necessitating a robust compliance and regulatory framework. As the cost of compliance increases, economies of scale are important to the provision of cost effective credit management services. Our established regulatory framework positions us well to capture new portfolios and realize cost-efficiencies.

Although MCM and Cabot both operate in developed and established credit markets, fundamental differences exist between the two from the standpoint of the regulatory approach being followed. The U.S. environment is governed by a rules-based approach that details specific rules on how the company should conduct operations when interacting with consumers. The UK landscape is principles-based in nature; outcomes and principles are set by the regulators. Parties under their purview are responsible for determining how to appropriately achieve the stated outcomes and principles. We have strategically structured our compliance infrastructure at MCM and Cabot to account for these key market-specific factors.

Many credit providers seek to do business with credit management companies that provide consistent, compliant and consumer-focused services to protect the credit provider's own reputation. Encore's established regulatory and compliance programs are a key differentiator that enables the Company to demonstrate its expertise to credit providers. MCM has achieved certification from all major U.S. issuers who sell their charged-off accounts to third parties. Cabot also maintains a leading track record of regulatory approval and was the first large UK-based credit management service company to receive full FCA authorization.

Strong Capital Stewardship. We continue to maintain a focus on raising and deploying capital prudently to maximize the return on our invested capital. Our operational scale and geographic diversification enable us to adjust to market trends and deploy capital to maximize risk-adjusted returns.

Operational Scale and Cost Efficiency. We are a market leader in portfolio purchasing and recovery in the United States and one of the largest credit management services providers in Europe. This operational scale combined with cost efficiency is central to our purchasing and collection strategies. We also experience considerable cost advantages stemming from our scale and focus on collecting in a cost-efficient manner. Our operations in India and Costa Rica contribute to achieving these efficiencies.

Our Strategy

Market Focus. We continue to concentrate on our core portfolio purchasing and recovery business in the U.S. and the UK markets in an effort to generate our highest risk-adjusted returns. We believe these markets have attractive structural characteristics including: (1) a large and consistent flow of purchasing opportunities; (2) a strong regulatory framework that creates advantages for firms with sufficient financial and operational capabilities; (3) a high degree of sophistication and data availability; and (4) stable long term returns and resilience in the event of macroeconomic disruption. In addition, we are strengthening our presence in Spain, France, Portugal and Ireland, each of which we believe shares a number of these same attractive market characteristics.

Competitive Advantage. We strive to enhance our competitive advantages through innovation, which we expect will result in collections growth and improved productivity. To continue generating strong risk-adjusted returns, we intend to continue investing in analytics and technology, risk management and compliance. We will also continue investing in initiatives that enhance our relationships with consumers, expand our digital capabilities and collections, improve liquidation rates on our portfolios or reduce costs.

Balance Sheet Strength. We are focused on strengthening our balance sheet while delivering strong financial and operational results. This includes increasing our cash flow generation through efficient collection operations. Depending on our relative leverage, we may apply excess cash toward reducing our debt or, in circumstances in which we are operating within or below the lower end of our target leverage range, we may allocate capital toward share repurchases. Furthermore, we believe our global funding structure enhances access to capital markets and provides us with financial flexibility, particularly with respect to our ability to allocate capital to our markets with the best risk-adjusted returns. Depending on the capital markets, we consider additional financings to refinance debt or fund our operations and any potential acquisitions.

Our Priority Framework

We have tailored our strategy to optimize our ability to achieve and maintain strong returns throughout the credit cycle. With respect to our balance sheet, we will strive to maintain financial flexibility and operate with leverage in a range that we believe benefits the company, and we also target a strong debt rating. Our capital allocation priorities include portfolio purchases at attractive returns, strategic merger and acquisition (M&A) consideration, and the return of capital to stockholders.

Purchasing Approach

We provide sellers of delinquent receivables liquidity and immediate value through the purchase of charged-off consumer receivables. We believe that we are a valuable partner to these sellers given our financial strength, focus on principled intent, and track record of financial success.

Identify purchase opportunities. We maintain relationships with various financial service providers such as banks, credit unions, consumer finance companies, retailers, utilities companies and government agencies. These relationships frequently generate recurring purchase opportunities. We identify purchase opportunities and secure, where possible, exclusive negotiation rights. We believe that we are a valued partner for credit originators from whom we purchase portfolios, and our ability to secure exclusive negotiation rights is typically a result of our strong relationships and our purchasing scale. Receivable portfolios are typically sold either through a general auction, in which the seller requests bids from market participants, or in a private sale where the buyer negotiates directly with a seller. The sale transaction can be either for a one-time spot purchase or for a "forward flow" contract. A "forward flow" contract is a commitment to purchase receivables over a duration that is typically three to twelve months, but can be longer, with specifically defined volume, frequency, and pricing. Typically, these forward flow contracts have provisions that allow for early termination or price renegotiation should the underlying quality of the portfolio deteriorate over time or if any particular month's delivery is materially different than the original portfolio used to price the forward flow contract. In the U.S., where we have the ability in many of our forward flow contracts to terminate upon a certain specified amount of notice, we generally attempt to secure forward flow contracts for receivables because a consistent volume of receivables over a set duration can enable us to more accurately forecast and plan our operational needs.

Evaluate purchase opportunities using analytical models. Once a portfolio of interest is identified, we obtain detailed information regarding the portfolio's accounts, including certain information regarding the consumers themselves. We use this account-level information to perform due diligence and evaluate the portfolio. We use statistical analysis and forecasting to analyze this information to create expected future cash forecasts for the portfolio. Our collection expectations are based on, among other things, account characteristics and credit file variables, which we use to predict a consumer's willingness and ability to repay their debt. Our servicing strategy and collections channel capacity are also a major determinant of collections expectations and portfolio expected value. Additional adjustments to cash expectations are made to account for qualitative factors that may affect the payment behavior of our consumers (such as prior collection activities or the underwriting approach of the seller), and to ensure our valuations are aligned with our operations.

Formal approval process. Once we have determined the estimated value of the portfolio and have completed our qualitative due diligence, we present the purchase opportunity to our investment committee, which either sets the maximum purchase price for the portfolio based on an Internal Rate of Return ("IRR"), or declines to bid. Members of the investment committee vary based on the type, amount, IRR and jurisdiction of the purchase opportunity, but include our Chief Executive Officer and Chief Financial Officer for material purchases.

We believe long-term success is best achieved by combining a diversified asset sourcing approach with an account-level scoring methodology and a disciplined evaluation process.

Collection Approach

MCM (United States)

We continue to expand and build upon the insight developed from previous collections when developing our account collection strategies for portfolios we have acquired. We refine our collection approach to determine the most effective collection strategy to pursue for each account. Our current collection approaches consist of:

- **Direct Mail and Email**. We develop innovative mail and email campaigns offering consumers payment programs, and occasionally appropriate discounts, to encourage settlement of their accounts.

- **Call Centers**. We maintain domestic collection call centers in Phoenix, Arizona, St. Cloud, Minnesota, Troy, Michigan, and Roanoke, Virginia and international call centers in Gurgaon, India and San Jose, Costa Rica. Call centers generally consist of multiple collection departments. Account managers supervised by group managers are trained and divided into specialty teams. Account managers assess our consumers' willingness and capacity to pay. They attempt to work with consumers to evaluate sources and means of repayment to achieve a lump sum settlement or develop payment programs customized to the individual's ability to pay. In cases where a payment plan is developed, account managers encourage consumers to pay through automatic payment arrangements. We continuously educate account managers to understand and apply applicable laws and policies that are relevant in the account manager's daily collection activities. Our ongoing training and monitoring efforts help ensure compliance with applicable laws and policies by account managers.

- **Digital Collections**. We have made significant progress in developing our digital strategies and continue to analyze and optimize our digital strategies and our collection website. Currently consumers can access their account information, view supporting documents and make payments through our website. We leverage direct mail, email, text messaging, and search engines to promote our digital channel to our consumers. Account managers in our call centers are also encouraged to make consumers aware of our digital channels including our website. We expect digital collections to increase as we continue to develop our digital strategies and more consumers become aware of the digital channel.

- **Legal Action**. We generally refer accounts for legal action when the consumer has not responded to our direct mail efforts or our calls and it appears the consumer is able, but unwilling, to pay their obligations. When we decide to pursue legal action, we place the account into our internal legal channel or refer them to our network of retained law firms. If placed to our internal legal channel, attorneys in that channel will evaluate the accounts and make the final determination whether to pursue legal action. If referred to our network of retained law firms, we rely on our law firms' expertise with respect to applicable debt collection laws to evaluate the accounts placed in that channel in order to make the decision whether or not to pursue collection litigation. Prior to engaging an external law firm (and throughout our engagement of any external law firm), we monitor and evaluate the firm's compliance with consumer credit laws and regulations, operations, financial condition, and experience, among other key criteria. The law firms we hire may also attempt to communicate with the consumers in an attempt to collect their debts prior to initiating litigation. We pay these law firms a contingent fee based on amounts they collect on our behalf.

- *Third-Party Collection Agencies*. We selectively employ a strategy that uses collection agencies. Collection agencies receive a contingent fee based on amounts they collect on our behalf. Generally, we use these agencies to service specialized account segments for which they can generate more collections than our internal call centers or can do so at a lower cost.

- *Inactive*. We strive to use our financial resources judiciously and efficiently by not deploying resources on accounts where the prospects of collection are remote based on a consumer's situation.

- *No Resale*. Our policy is to not resell accounts to third parties in the ordinary course of business.

We expand and build upon the insight developed during our purchase process when developing our account collection strategies for portfolios we have acquired. Our proprietary consumer-level collectability analysis is the primary determinant of whether an account is actively serviced post-purchase. The channel identification process is analogous to a decision tree where we first differentiate those consumers who we believe are unable to pay from those who we believe are able to pay. Consumers who we believe are financially incapable of making any payments, or are facing extenuating circumstances or hardships that would prevent them from making payments, are excluded from our collection process. It is our practice to attempt to contact consumers and assess each consumer's willingness to pay through analytics, phone calls, email and/or letters. If the consumer's contact information is unavailable or out of date, the account is routed to our skip tracing process, which includes the use of different skip tracing companies to provide accurate phone numbers and addresses. The consumers that engage with us are presented with payment plans that are intended to suit their needs or are sometimes offered discounts on their obligations. For the consumers that do not respond to our calls, emails or our letters we must then decide whether to pursue collections through legal action. We periodically refine our collection approach to determine the most effective collection strategy to pursue for each account.

Cabot (Europe)

In Europe, we also use direct mail and email, call centers, legal action, third-party collection agencies and digital methods to pursue collections.

We use insights developed during our purchasing process to build account collection strategies. Our proprietary consumer-level collectability analysis is the primary determinant of how an account will be serviced post-purchase. We continuously refine this analysis to determine the most effective collection strategy to pursue for each account we own. We purchase both paying portfolios, which consist of accounts where over 50% of the investment value is associated with consumers who are already repaying some of their debt, albeit at levels that still require the debt to be written off under the originators' internal accounting policies, and non-paying portfolios, where 50% or more of the investment value is associated with consumers who are not repaying some of their debt, which are higher risk and have less predictable cash flows than paying portfolios. Paying portfolios tend to have a higher purchase price relative to face value than non-paying accounts due to the higher expectations for collections, as well as lower anticipated collection costs. Non-paying portfolios often consist of a substantial number of accounts without contact details and for which the vendor has made numerous unsuccessful attempts to collect.

We employ a variety of collections strategies from the point of purchase, tailored to both the type of account and the consumer's financial strength. For paying accounts, we seek to engage with the consumers to transfer their payment stream to us and understand their detailed financial situation. For non-paying accounts, we apply a segmentation framework tailoring our communication and contact intensity in line with our assessment of their credit bureau data, the size of their debt, our belief as to the consumer's ability to pay their debt, and whether we have an existing relationship with them from other accounts. Where contact is made and consumers indicate both a willingness and ability to pay, we create tailor-made payment plans to suit the consumer's situation. In doing so, we utilize UK regulatory protocols to assess affordability and ensure their plan is fair, balanced and sustainable. Where we identify consumers with an ability to pay but who appear to be unwilling to pay their debt due, we pursue a range of collections strategies, which may include litigation processes in order to stimulate engagement and enable us to agree to a suitable plan. Scoring is applied in conjunction with manual selection criteria to determine whether litigation might be an option, also informing any enforcement action that may be deemed most appropriate to the consumer's situation. Relationships with consumers are maintained through the duration of the payment plan, seeking to review plans at least annually in order to take into account fluctuations in consumers' financial situations. Again, scoring is used to vary the intensity of contact effort, mirroring the likelihood of a consumer's financial situation having changed. In the event that a consumer breaks their plan, segmentation is used to tailor the communication and contact intensity as we seek to re-engage with the consumer and understand the reason for the break. By understanding the reason for the break we can tailor the solutions we recommend to rehabilitate the plan and put the consumer back on the path to financial recovery. In this way, we have built strong relationships with our consumer base, reflected in exceptional customer service scores.

Debt Servicing

Our debt servicing operations, which are performed by subsidiaries of Cabot, include early stage collections, business process outsourcing and contingent collections for credit originators. We mainly provide debt servicing for consumer accounts, but also provide services for business-to-business accounts. We believe our debt servicing operations provide us: exposure to the oversight requirements of financial services clients that drive a continually evolving compliance agenda; access to proprietary debt purchase opportunities; and an opportunity to support clients across the collections and recoveries lifecycle, thereby allowing us to remain close to evolving trends.

Seasonality

Customer payment patterns in the countries in which we operate can be affected by dynamics that occur on a seasonal basis including income tax refunds, holiday spending habits and certain employment trends. Collections in the United States have historically tended to be somewhat higher in the first three calendar quarters than in the fourth calendar quarter.

Compliance and Enterprise Risk Management

We have established a compliance management system framework, operational procedures, and governance structures to enable us to conduct business in accordance with applicable rules, regulations, and guidelines. Our philosophy rests on well-established risk management principles including a model leveraging three lines of defense. Our first line of defense consists of business lines or other operating units, whose role is to own and manage risks and associated mitigating controls. Our second line of defense is comprised of strong compliance and enterprise risk management functions, who ensure that the business maintains policies and procedures in compliance with existing laws and regulations, advise the business on assessing risk and strengthening controls, and provide additional, related support. These second-line functions facilitate oversight by our management and Board of Directors and are responsible for promoting compliance with applicable laws and regulations, assisting in formulating and maintaining policies and procedures, and engaging in training, risk assessments, testing, monitoring, complaint response, compliance audits and corrective actions. Our third line of defense is provided by our internal audit function, providing independent assurance that both first and second line functions are performing their roles appropriately within the context of our framework.

Beyond written policies, one of our core internal goals is the adherence to principled intent as it pertains to all consumer interactions. We believe that it is in our shareholders' and our employees' best interest to treat all consumers with the highest standards of integrity. Specifically, we have strict policies and a code of ethics that guide all dealings with our consumers. Our employees undergo comprehensive training on legal and regulatory compliance, and we engage in regular call monitoring checks, data checks, performance reviews, and other operational reviews to ensure compliance with company guidelines.

Credit originators who sell us defaulted consumer receivables routinely conduct examinations of our collection practices and procedures and typically make reports with recommendations to us as to how they believe we can improve those practices and procedures. We respond to these reports in the ordinary course of business and make changes to our practices and procedures that we believe are appropriate to address any issues raised in such reports.

Information Technology

Our Technology. We strive to utilize best of breed technologies throughout our business from our core collection platforms and decision engines to our enterprise wide predictive dialer capability. Using these industry leading platforms in conjunction with certain company-specific integrations, provides us with an overall solution that enables us to both interact with consumers in their preferred manner, such as telephone calls, texts, email, web chat, etc., as well as monitor such consumer interactions for compliance with applicable rules and regulations.

Process Control. To provide assurance that our technology solutions continue to operate efficiently and securely, we have developed strong process and control environments. These governance, risk management, and control protocols govern all areas of the enterprise, including from physical, information and cyber security, change management, data protection and segregation of duties.

Information Security. We divide our information security program into the three core tenets that we believe result in a solid information security practice: (1) Governance Risk and Compliance (GRC); (2) Security Operations; and (3) Security Engineering and Architecture. We invest in technologies to protect our organization and consumer and proprietary data throughout its life cycle. We believe that our adoption and implementation of leading security frameworks and certifications demonstrate our commitment to protecting consumer information and our enterprise. To ensure the integrity and reliability of our environment, we periodically engage outside specialists to examine and test our systems, technical posture as well as our detection and response capabilities, including our disaster recovery plans. Through this work, we are able to adopt recommendations and adjust our information and cyber security posture to the constantly changing threat landscape.

Competition

The consumer credit recovery industry is highly competitive in the United States, the United Kingdom and throughout Europe. We compete with a wide range of collection and financial services companies, traditional contingency collection agencies and in-house recovery departments. Competitive pressures affect the availability and pricing of receivable portfolios, as well as the availability and cost of qualified recovery personnel.

When purchasing receivables, we compete primarily on the basis of price, the ease of negotiating and closing the prospective portfolio purchases with us, our ability to obtain funding, and our reputation with respect to the quality of services that we provide. We believe that our ability to compete effectively in this market is also dependent upon, among other things, our relationships with credit originators and portfolio resellers of charged-off consumer receivables, and our ability to provide quality collection strategies in compliance with applicable laws.

We believe that smaller competitors in the United States and the United Kingdom are facing difficulties in the portfolio purchasing market because of the higher cost to operate due to increased regulatory pressure and scrutiny applied by regulators. In addition, sellers of charged-off consumer receivables are sensitive to the reputational risks involved in the industry and are therefore being more selective with buyers in the marketplace. We believe this favors larger participants in this market, such as us, that are better able to adapt to these pressures.

Government Regulation

MCM (United States)

Our U.S. debt purchasing business and collection activities are subject to federal, state, and municipal statutes, rules, regulations, and ordinances that establish specific requirements and procedures that debt purchasers and collectors must follow when collecting consumer accounts, including requirements to obtain and maintain relevant licenses in certain U.S. states in which we conduct our activities. It is our policy to comply with the provisions of all applicable laws in all of our recovery activities, including any applicable state licensing requirements. Our failure to comply with these laws or to maintain relevant state licenses could have a material adverse effect on us to the extent that they limit our recovery activities or subject us to fines or penalties in connection with such activities.

The federal Fair Debt Collection Practices Act ("FDCPA") and comparable state and local laws establish specific requirements and procedures that debt collectors must follow when communicating with consumers, including the time, place and manner of the communications, and prohibit unfair, deceptive, or abusive debt collection practices. Pursuant to the Dodd-Frank Wall Street Reform and Consumer Financial Protection Act of 2010 (the "Dodd-Frank Act"), Congress transferred the Federal Trade Commission's ("FTC") role of administering the FDCPA to the Consumer Financial Protection Bureau ("CFPB"), along with certain other federal statutes, and gave the CFPB authority to implement regulations under the FDCPA. The FTC and the CFPB share enforcement responsibilities under the FDCPA.

In addition to the FDCPA, the federal laws that directly or indirectly apply to our business (including the regulations that implement these laws) include, but are not limited to, the following:

• Dodd-Frank Act, including the Consumer Financial Protection Act (Title X of the Dodd-Frank Act, "CFPA")	• Servicemembers' Civil Relief Act
• Electronic Fund Transfer Act and the CFPB's Regulation E	• Telephone Consumer Protection Act ("TCPA")
• Equal Credit Opportunity Act and the CFPB's Regulation B	• Truth In Lending Act and the CFPB's Regulation Z
• Fair Credit Billing Act	• U.S. Bankruptcy Code
• Fair Credit Reporting Act ("FCRA") and the CFPB's Regulation V	• Health Insurance Portability and Accountability Act
• Federal Trade Commission Act ("FTCA")	• Credit CARD Act
• Gramm-Leach-Bliley Act and the CFPB's Regulation P	• Foreign Corrupt Practices Act

The Dodd-Frank Act was adopted to reform and strengthen regulation and supervision of the U.S. financial services industry. It contains comprehensive provisions governing the oversight of financial institutions, some of which apply to us. Among other things, the Dodd-Frank Act established the CFPB, which has broad authority to implement and enforce "federal consumer financial law," as well as authority to examine financial institutions, including credit issuers that may be sellers of receivables and debt buyers and collectors such as us, for compliance with federal consumer financial law.

The CFPB has broad authority to prevent unfair, deceptive, or abusive acts or practices by issuing regulations or by using its enforcement authority without first issuing regulations. State Attorneys General and state financial regulators also have authority to enforce the CFPA's general prohibitions against unfair, deceptive, or abusive acts or practices, as well as state-specific prohibitions against unfair or deceptive acts or practices. Additionally, the FTCA prohibits unfair and deceptive acts or practices in connection with a trade or business and gives the FTC enforcement authority to prevent and redress violations of this prohibition. The broad authority of these regulators has increased the potential consequences of noncompliance with federal consumer financial law.

The CFPB's authority enables it to conduct hearings, adjudication proceedings, and investigations, either unilaterally or jointly with other state and federal regulators, to determine if federal consumer financial law has been violated. The CFPB has authority to impose monetary penalties for violations of applicable federal consumer financial laws (including the CFPA, FDCPA, and FCRA, among other consumer protection statutes), require remediation of practices, and pursue enforcement actions. The CFPB also has authority to obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief), costs, and monetary penalties ranging from $5,000 per day for ordinary violations of federal consumer financial laws to $25,000 per day for reckless violations and $1 million per day for knowing violations. The CFPB has been active in its supervision of, and examination and enforcement activities related to, financial services companies generally, including bringing enforcement actions, imposing fines and mandating large refunds to customers of several financial institutions for various practices.

The CFPB and the FTC continue to devote substantial attention to the debt collection industry, and have brought multiple investigations and enforcement actions against debt collectors for alleged violations of the FDCPA and other applicable laws. Continued regulatory scrutiny by the CFPB and the FTC over debt collection practices may result in additional investigations and enforcement actions against the debt collection industry.

In September 2015, we entered into a consent order (the "2015 Consent Order") with the CFPB in which we settled allegations arising from our practices between 2011 and 2015. In September 2020, the CFPB filed a lawsuit alleging that we violated the 2015 Consent Order. In the lawsuit, the CFPB alleged that we did not perfectly adhere to certain operational provisions of the 2015 Consent Order, leading to alleged violations of federal consumer financial law. In October 2020, we entered into a stipulated judgment ("Stipulated Judgment") with the CFPB to resolve the lawsuit. The Stipulated Judgment requires us to, among other things, continue to follow a narrow subset of the operational requirements contained in the 2015 Consent Order, all of which have long been part of our routine practices. In connection with the Stipulated Judgment, the CFPB formally terminated the 2015 Consent Order.

Additionally, we are subject to ancillary state Attorney General investigations related to similar debt collection practices. We have entered into various settlement agreements with the Attorneys General of certain U.S. states in connection with our debt collection and litigation practices.

In November 2021, the CFPB final rules in the form of a new Regulation F that implement the Fair Debt Collection Practices Act became effective. Regulation F restates and clarifies prohibitions on harassment and abuse, false or misleading representations, and unfair practices by debt collectors when collecting consumer debt. The rules included provisions related to, among other things, the use of newer technologies (text, voicemail and email) to communicate with consumers, limits relating to telephonic communications, consumer disclosures and credit reporting.

In addition, the CFPB has issued guidance in the form of bulletins, interpretive rules, and advisory opinions on debt collection and credit furnishing activities generally, including those related to:

- representations regarding credit reports and credit scores during the debt collection process;

- the application of the CFPA's prohibition of unfair, deceptive, or abusive acts or practices on debt collection;

- the risks that in-person collection of consumer debt may create in violating the FDPCA and CFPA;

- the scope of state attorney generals' enforcement authority under the CFPA and the FCRA; and

- the collection of fees associated with certain accounts.

The CFPB also accepts debt collection consumer complaints and released template letters for consumers to use when corresponding with debt collectors. The CFPB makes publicly available its data on consumer complaints. The Dodd-Frank Act also mandates the submission of multiple studies and reports to Congress by the CFPB, and CFPB staff regularly make speeches on topics related to credit and debt. All of these activities could trigger additional legislative or regulatory action. In addition, the CFPB has engaged in enforcement activity in sectors adjacent to our industry, impacting credit originators, collection firms, and payment processors, among others. The CFPB's enforcement activity in these spaces, especially in the absence of clear rules or regulatory expectations, can be disruptive to third parties as they attempt to define appropriate business practices. As a result, certain commercial relationships we maintain may be disrupted or impacted by changes in third-parties' business practices or perceptions of elevated risk relating to the debt collection industry.

Our activities are also subject to federal and state laws concerning identity theft, data privacy, and cybersecurity. The Gramm-Leach-Bliley Act and its implementing regulations, including the new FTC "Safeguards Rule," require us generally to protect the confidentiality of our consumers' nonpublic personal information and to disclose to our consumers our privacy policy and practices, including those regarding sharing consumers' nonpublic personal information with third parties. In addition, the FCRA requires us to prevent identity theft and to securely dispose of consumer credit reports. Certain state laws impose similar or stricter privacy obligations as well as obligations to provide notification of security breaches of personal information to affected individuals, consumer reporting agencies, businesses and governmental agencies. The applicable regulatory framework for privacy and cybersecurity issues is evolving and uncertain. For example, the California Privacy Rights Act ("CPRA"), which became operative on January 1, 2023 and amends and expands the California Consumer Privacy Act ("CCPA"), imposes more stringent requirements on certain businesses with respect to consumer and employee data privacy in California. These laws include provisions that give California residents and employees expanded rights to access and delete certain personal information, opt out of certain personal information sharing, and receive detailed information about how certain personal information is used. Compliance with any new or developing privacy laws in the United States, including any state or federal laws, may require significant resources and subject us to a variety of regulatory and private sanctions.

In addition to the federal statutes detailed above, many states have general consumer protection statutes, laws, regulations, or court rules that apply to debt purchasing and collection. In a number of states and cities, we must maintain licenses to perform debt collection activities and must satisfy ongoing compliance and bonding requirements. It is our policy to comply with all applicable licensing, compliance and bonding requirements. Our failure to comply with existing requirements, changing interpretations of existing requirements, or adoption of new requirements, could subject us to a variety of regulatory and private sanctions. These could include license suspension or revocation; orders or injunctive relief, including orders providing for rescission of transactions or other affirmative relief; and monetary relief, including restitution, damages, fines and/or penalties. In addition, failure to comply with state licensing and compliance requirements could restrict our ability to collect in certain states, subject us to increased regulation, increase our costs, or adversely affect our ability to collect our receivables.

State laws may also, among other things, limit the amounts we may garnish from a consumer in enforcing a judgement, limit the ways in which we can contact a consumer, limit the time in which we may file legal actions, and require specific account information for certain collection activities. By way of example, Washington D.C. passed the "Protecting Consumers from Unjust Debt Collection Practices Amendment Act of 2021" which went into effect January 2023. The law, among other things, requires both debt buyers and debt collectors operating in Washington D.C. to have in their possession specific account information before debt collection efforts can begin and has contact limitations more restrictive than the CFPB. In addition, other state and local requirements and court rulings in various jurisdictions may also affect our ability to collect.

The relationship between consumers and credit card issuers is also extensively regulated by federal and state consumer protection and related laws and regulations. These laws may affect some of our operations because the majority of our receivables originate through credit card transactions. The laws and regulations applicable to credit card issuers, among other things, impose disclosure requirements when a credit card account is advertised, when it is applied for and when it is opened, at the end of monthly billing cycles, and at year-end. Federal law requires, among other things, that credit card issuers disclose to consumers the interest rates, fees, grace periods, and balance calculation methods associated with their credit card accounts. Some laws prohibit discriminatory practices in connection with the extension of credit. If the originating institution fails to comply with applicable statutes, rules, and regulations, it could create claims and rights for consumers that would reduce or eliminate their obligations related to those receivables. When we acquire receivables, we generally require the credit originator or portfolio reseller to represent that they have complied with applicable statutes, rules, and regulations relating to the origination and collection of the receivables before they were sold to us.

Federal statutes further provide that, in some cases, consumers cannot be held liable for, or their liability is limited with respect to, charges to their credit card accounts that resulted from unauthorized use of their credit cards. These laws, among others, may give consumers a legal cause of action against us, or may limit our ability to recover amounts owing with respect to the receivables, whether or not we committed any wrongful act or omission in connection with the account.

These laws and regulations, and others similar to the ones listed above, as well as laws applicable to specific types of debt, impose requirements or restrictions on collection methods or our ability to enforce and recover certain of our receivables. Effects of the law, including those described above, and any new or changed laws, rules, or regulations, and reinterpretation of the same, may adversely affect our ability to recover amounts owing with respect to our receivables or the sale of receivables by creditors and resellers.

Cabot (Europe)

Our operations in Europe are affected by local statutes, rules and regulations. It is our policy to comply with these laws in all of our recovery activities in Europe, where applicable.

Financial Conduct Authority Regulation. UK debt purchase and services collections businesses are principally regulated by the Financial Conduct Authority ("FCA"), the UK Information Commissioner's Office and the UK Office of Communications. Cabot has three regulated entities in the UK: the debt purchase brand Cabot Credit Management Group Limited ("CCMG"), the servicing brand Wescot Credit Services Limited ("Wescot") and Cabot's law firm, Mortimer Clarke Solicitors Limited ("Mortimer Clarke"). The FCA regards debt collection as a "high risk" activity primarily due to the potential impact that poor practice can have on already vulnerable consumers and as a result maintains a high focus on the sector. The FCA Handbook sets out the FCA rules and other provisions. Firms wishing to carry on regulated consumer credit activities must comply with all applicable sections of the FCA Handbook, including "Treating Customers Fairly" principles, as well as the applicable consumer credit laws and regulations. The FCA also publishes guidance on various topics from time to time that it expects firms to comply with.

The FCA has applied its rules to consumer credit firms in a number of areas, including its high-level principles and conduct of business standards. In July 2022, the FCA published its new Consumer Duty, which aims to provide a higher level of consumer protection in retail financial markets and combines existing consumer treatment requirements with enhanced standards by requiring firms to act to deliver good outcomes for customers. Implementation of the new requirements is required by July 2023. The FCA has significant powers and, as the FCA deepens its understanding of the industry through continued supervision, it is likely that the regulatory requirements applicable to the debt purchase industry will continue to increase via requirements such as the Consumer Duty. In addition, it is likely that the compliance framework that will be needed to continue to satisfy the FCA requirements will demand continued investment and resources in our compliance governance framework.

The Senior Managers and Certification Regime ("SMCR"), designed to drive accountability and risk ownership within businesses, came into effect for UK operations in December 2019, and affected the majority of colleagues who need to be aware and adhere to the required standards of conduct.

Companies authorized by the FCA must be able to demonstrate that they meet the threshold conditions for authorization and comply on an ongoing basis with the FCA's high level standards for authorized firms, such as its Principles for Business (including the principle of ''treating customers fairly''), and rules and guidance on systems and controls. In addition to the full authorization of its business with the FCA, CCMG, Wescot and Mortimer Clarke have appointed certain individuals who have significant control or influence over the management of the respective businesses, known as Senior Management Function Managers ("SMF Managers"). SMF Managers are subject to statements of principle and codes of practice established and enforced by the FCA.

The FCA has the ability to, among other things, impose significant fines, ban certain individuals from carrying on trade within the financial services industry, impose requirements on a firm's permission, cease certain products from being collected upon and in extreme circumstances remove permissions to trade.

In addition to the permissions granted originally as part of its FCA authorization, in February 2017, CCMG was granted a variation of permissions from the FCA in order to administer regulated mortgage contracts.

Consumer protection. The Consumer Credit Act of 1974 (and its related regulations) (the "UK Consumer Credit Act") and the UK Consumer Rights Act 2015 set forth requirements for the entry into and ongoing management of consumer credit arrangements in the United Kingdom. A failure to comply with these requirements can make agreements unenforceable or can result in a requirement that charged and collected interest be repaid. The FCA continue to review the provisions of the UK Consumer Credit Act and having up to this point prioritized changes linked to Brexit are now working with the UK Government to focus on terms that have been identified as requiring the most urgent updates.

Data protection. In addition to these regulations on debt collection and debt purchase activities, Cabot must comply with the General Data Protection Regulation 2016/679 ("GDPR") and where applicable the UK Data Protection Act 2018. This substantially replaced the previous legislation (Data Protection Act of 1998) and introduced significant changes to the data protection regime including but not limited to: the conditions for obtaining consent to process personal data; transparency and providing information to individuals regarding the processing of their personal data; enhanced rights for individuals; notification obligations for personal data breach; and new supervisory authorities, including a European Data Protection Board ("EDPB"). Data Protection Officer(s) have been appointed for the UK, Spain and Ireland who are supported by Privacy Champions at each European/UK site to promote and enforce good data protection practices.

Ireland. The regulatory regime in Ireland has been subject to significant changes in recent years. In July 2015, the Irish Parliament introduced the Consumer Protection (Regulation of Credit Servicing Firms) Act 2015 (as amended, the "2015 Act"), which requires credit servicing firms to be regulated by the Central Bank of Ireland to ensure regulatory protection for consumers following the sale of consumer loan portfolios to unregulated entities. Cabot Financial (Ireland) Limited is authorized by the Central Bank of Ireland under Part V of the Central Bank Act 1997 as amended by the 2015 Act as a Credit Servicing Firm. As a result, Cabot Financial (Ireland) Limited ("CFI") is authorized as a Credit Servicing firm with the Central Bank of Ireland ("CBI"), which means that it is subject to the provisions of Irish financial services law and consumer protection codes, and is within the CBI's supervisory and enforcement regime. CFI also provides credit servicing and collection activities to various other financial institutions, and in the provision of such services, is also required to ensure compliance with these codes through its contractual agreements. CBI also maintains a register of pre-approved controlled functions within CFI and has powers to act where individuals fail to meet the required standards of conduct. These powers are due to be further strengthened with the introduction of the Individual Accountability Regime ("IAF") in 2023, which is expected to align to the UK's SMCR. The IAF will introduce common standards for staff, a senior executive accountability regime for individuals occupying prescribed functions, enhance the CBI's current fitness and probity regime and create a unified enforcement process to sanction any breaches of the conduct standards.

In June 2016, the United Kingdom held a referendum in which voters approved the United Kingdom's withdrawal from the European Union, commonly referred to as "Brexit." The United Kingdom formally exited the European Union on January 31, 2020. The EU-UK Trade and Cooperation Agreement – a key agreement that governs the relationship after Brexit – entered into force in May 2021. During 2022 negotiations on the future partnership continued with an aim to improve the clarity on post-Brexit positions on trade arrangements and cross-border investments. Talks between the UK and the EU continue on how to implement post-Brexit arrangements. Nevertheless there remains ongoing risks resulting from a lack of clarity, which could potentially undermine bilateral cooperation and disrupt trade (including in the financial services sector) between the UK and the EU.

In October 2021 the Non Performing Loan Directive ("NPL Directive") was approved by the European Council with the implementation period commencing in December 2021. The purpose of the NPL Directive is to help develop an efficient, transparent and consistent secondary loan marketplace across Europe. The NPL Directive does not impact the UK-based business and the full impact of the legislation on our business in Europe will be assessed over the coming months and will depend on current local regulatory regimes and the extent that the legislation is adopted by local governments. Implementation of the NPL Directive is required by December 31, 2023. Several EU countries have opened consultation on transposing the EU NPL Directive.

In addition, the other markets in which we currently operate (including Spain, France, Italy and Portugal) are subject to local laws and regulations, and we continue to review the required risk and compliance programs to facilitate compliance with applicable laws and regulations in those markets. Our operations outside the United States are subject to the U.S. Foreign Corrupt Practices Act, which prohibits U.S. companies and their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in order to obtain an unfair advantage, to help, obtain, or retain business.

Human Capital Management

As of December 31, 2022, we had approximately 6,900 employees, of which approximately 18% were in the United States and 82% were in our international locations. We have no employees in North America represented by a labor union or subject to the terms of collective bargaining agreements. We have employees in Spain, France and the United Kingdom who are represented by collective bargaining agreements. We believe that our relations with our employees in all locations are positive.

Our approach to human capital management starts with a strong foundation anchored in our commitment to values and ethics. Attracting, developing and retaining talent is critical to executing our strategy and our ability to compete effectively. We believe in the importance of creating a diverse and inclusive work environment for our employees, supporting their well-being with fair and market-competitive pay and benefits, and investing in their growth and development.

We also value feedback from our employees and regularly survey them to understand how they feel about the company and subsequently take appropriate actions and employ employee engagement best practices to improve their work experience.

Commitment to Values and Ethics

We are committed to ensuring fundamental human rights across our business and in each region. In 2022, we published a Global Human Rights Policy that outlines our commitment to respect and promote human rights in accordance with internationally recognized human rights standards. This policy details our actions concerning human rights, such as providing fair and competitive compensation, benefits and hours to our colleagues, freedom of association and collective bargaining, and our zero-tolerance policy for harassment and discrimination.

We also hold our employees to the ethical practices and decision making as guided by our Standards of Business Conduct, which embody Encore's Mission, Vision and Values, provide guidance on specific behaviors, and set the foundation for ethical decision making. Our Standards of Business Conduct reflect our commitment to operating in a fair, honest, responsible and ethical manner and provide direction for reporting complaints in the event of alleged violations of our policies (including through our Employee Compliance Hotline).

Diversity and Inclusion

At Encore, we are committed to cultivating an inclusive culture that reflects our consumers and our communities, where our actions and mindset ensure every individual can thrive. We see advancing diversity and inclusion as a journey that we will continually work on to build a better Encore for our employees and other stakeholders. We value diverse viewpoints and inclusive experiences and strive for balanced representation in our overall organization. We foster a culture of respect and inclusion in various ways, including offering unconscious bias and diversity training, tracking gender diversity, and celebrating diversity through global cultural appreciation initiatives. As of December 31, 2022, approximately 49% of our total workforce were women.

Financial, Health and Mental Well-Being

We strive to retain and attract the most talented employees by taking a holistic approach to well-being. This includes competitive compensation and benefits in the form of base salary, short-term incentives, opportunities for long-term incentives, retirement and financial support, and recognition programs as part of our financial well-being offerings. We also provide competitive benefits that include comprehensive health and welfare insurance, generous time-off and leave, and programs such as Employee Assistance Program, paid time off for volunteering activities, and wellness incentives to support the health and mental well-being of our employees.

Growth and Development

We are committed to actively fostering a learning culture and investing in ongoing professional and career development for our employees. We empower managers and employees with collective accountability for developing themselves and others, and promote ongoing dialogue, coaching, feedback, and improvement through our performance management practices. We offer employees an extensive number of programs and tools for their personal and professional development including instructor-led training courses, leadership development programs, on-demand virtual learning, individual development planning, mentoring, roles-based functional and technical training, compliance training, peer learning opportunities, and tuition reimbursement programs. We also aligned our talent and succession planning framework at a global level to support the development of our internal talent pipeline for current and future organizational needs, and to provide an overall health gauge of our global talent pool.

Item 1A—Risk Factors

There are risks and uncertainties in our business that could cause our actual results to differ from those anticipated. We urge you to read these risk factors carefully in connection with evaluating our business and in connection with the forward-looking statements and other information contained in this Annual Report on Form 10-K. Any of the risks described herein could affect our business, financial condition, or future results and the actual outcome of matters as to which forward-looking statements are made. The list of risks is not intended to be exhaustive, and the order in which the risks appear is not intended as an indication of their relative weight or importance. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, also may adversely affect our business, financial condition and/or operating results.

Risks Related to Our Business and Industry

An outbreak of a contagious disease, such as the COVID-19 pandemic, or other public health emergency could materially impact our business and results of operations.

The COVID-19 pandemic and resulting containment measures caused economic and financial disruptions that adversely affected our business and results of operations. Other public health emergencies could also affect our business and results of operations and any impact would depend on future developments that we are not able to predict, including the duration, spread and severity of the public health emergency; the nature, extent and effectiveness of containment measures; the extent and duration of the effect on the economy; and how quickly and to what extent normal economic and operating conditions resumed.

The COVID-19 pandemic and resulting containment measures contributed to among other things:

- Adverse impacts on our daily business operations and our ability to perform necessary business functions, including as a result of illness or as a result of restrictions on movement, which caused delays in collections;

- Widespread changes to financial and economic conditions of consumers;

- Uncertainty in certain jurisdictions with respect to near-term availability of receivable portfolios that meet our purchasing standards;

- Governmental actions discussed, proposed or taken to provide forms of relief, such as limiting debt collections efforts and encouraging or requiring extensions, modifications or forbearance, with respect to certain loans and fees;

- Impacts on the court system and the legal process, which impacted our ability to collect through the litigation process;

- Adverse impacts on third-party service providers;

- Impacts on capital and credit market conditions;

- Increased spending on business continuity efforts; and

- An increased risk of an information or cyber security incident, fraud or a failure in the effectiveness of our compliance programs due to, among other things, an increase in remote work.

Other public health emergencies could have similar or more significant impacts on our business and results of operations and could heighten many of the other risks described in this "Risk Factors" section.

Financial and economic conditions affect the ability of consumers to pay their obligations, which could harm our financial results.

Economic conditions globally and locally directly affect unemployment and credit availability. Adverse conditions, economic changes (including significant inflation), and financial disruptions place financial pressure on the consumer, which may reduce our ability to collect on our consumer receivable portfolios and may adversely affect the value of our consumer receivable portfolios. Further, increased financial pressures on the financially distressed consumer may result in additional regulatory requirements or restrictions on our operations and increased litigation filed against us. These conditions could increase our costs and harm our business, financial condition, and operating results.

We may not be able to purchase receivables at favorable prices, which could limit our growth or profitability.

Our ability to continue to operate profitably depends upon the continued availability of receivable portfolios that meet our purchasing standards and are cost-effective based upon projected collections exceeding our costs. Due, in part, to fluctuating prices for receivable portfolios, fluctuating supply and competition within the marketplace, there has been considerable variation in our purchasing volume and pricing from quarter to quarter and we expect that to continue. The volume of our portfolio purchases may be limited when prices are high and may or may not increase when portfolio pricing is more favorable to us. Further, our rates of return may decline when portfolio prices are high. We do not know how long portfolios will be available for purchase on terms acceptable to us, or at all.

The availability of receivable portfolios at favorable prices depends on a number of factors, including:

- volume of defaults in consumer debt;

- continued sale of receivable portfolios by originating institutions and portfolio resellers at sufficient volumes and acceptable price levels;

- competition in the marketplace;

- our ability to develop and maintain favorable relationships with key major credit originators and portfolio resellers;

- our ability to obtain adequate data from credit originators or portfolio resellers to appropriately evaluate the collectability of, estimate the value of, and collect on portfolios; and

- changes in laws and regulations governing consumer lending, bankruptcy, and collections.

We enter into "forward flow" contracts, which are commitments to purchase receivables on a periodic basis over a specified period of time in accordance with certain criteria, which may include a specifically defined volume, frequency, and pricing. In periods of decreasing prices, we may end up paying an amount higher for such debt portfolios in a forward flow contract than we would otherwise agree to pay at the time for a spot purchase, which could result in reduced returns. We would likely only be able to terminate such forward flow agreements in certain limited circumstances.

In addition, because of the length of time involved in collecting charged-off consumer receivables on acquired portfolios and the volatility in the timing of our collections, we may not be able to identify trends and make changes in our purchasing strategies in a timely manner. Ultimately, if we are unable to continually purchase and collect on a sufficient volume of receivables to generate cash collections that exceed our costs or to generate satisfactory returns, our business, financial condition and operating results will be adversely affected.

A significant portion of our portfolio purchases during any period may be concentrated with a small number of sellers, which could adversely affect our volume and timing of purchases.

A significant percentage of our portfolio purchases for any given fiscal quarter or year may be concentrated with a few large sellers, some of which may also involve forward flow arrangements. We cannot be certain that any of our significant sellers will continue to sell charged-off receivables to us, that such sales would be on terms or in quantities acceptable to us, or that we would be able to replace these purchases with purchases from other sellers.

A significant decrease in the volume of portfolio available from any of our principal sellers would force us to seek alternative sources of charged-off receivables.

We may be unable to find alternative sources from which to purchase charged-off receivables, and even if we could successfully replace these purchases, the search could take time and the receivables could be of lower quality, cost more, or both, any of which could adversely affect our business, financial condition and operating results.

We face intense competition that could impair our ability to maintain or grow our purchasing volumes.

The charged-off receivables purchasing market is highly competitive. We compete with a wide range of other purchasers of charged-off consumer receivables. To the extent our competitors are able to better maximize recoveries on their assets or are willing to accept lower rates of return, we may not be able to grow or sustain our purchasing volumes or we may be forced to acquire portfolios at expected rates of return lower than our historical rates of return. Some of our competitors may obtain alternative sources of financing at more favorable rates than those available to us, the proceeds from which may be used to fund expansion and to increase the amount of charged-off receivables they purchase.

We face bidding competition in our acquisition of charged-off consumer receivables. We believe that successful bids are predominantly awarded based on price and, to a lesser extent, based on service, reputation, and relationships with the sellers of charged-off receivables. Some of our current competitors, and potential new competitors, may have more effective pricing and collection models, greater adaptability to changing market needs, and more established relationships in our industry than we do. Moreover, our competitors may elect to pay prices for portfolios that we determine are not economically sustainable and, in that event, we may not be able to continue to offer competitive bids for charged-off receivables.

If we are unable to develop and expand our business or to adapt to changing market needs as well as our current or future competitors, we may experience reduced access to portfolios of charged-off consumer receivables in sufficient face value amounts at appropriate prices, which could adversely affect our business, financial condition and operating results.

We may purchase receivable portfolios that are unprofitable or we may not be able to collect sufficient amounts to recover our costs and to fund our operations.

We acquire and service charged-off receivables that the obligors have failed to pay and the sellers have deemed uncollectible and have written off. The originating institutions and/or portfolio resellers generally make numerous attempts to recover on these nonperforming receivables, often using a combination of their in-house collection and legal departments, as well as third-party collection agencies. In order to operate profitably over the long term, we must continually purchase and collect on a sufficient volume of charged-off receivables to generate revenue that exceeds our costs. These receivables are difficult to collect, and we may not be successful in collecting amounts sufficient to cover the costs associated with purchasing the receivables and funding our operations. If we are not able to collect on these receivables, collect sufficient amounts to cover our costs or generate satisfactory returns, this may adversely affect our business, financial condition and operating results.

We may experience losses on portfolios consisting of new types of receivables or receivables in new geographies due to our lack of collection experience with these receivables, which could harm our business, financial condition and operating results.

We continually look for opportunities to expand the classes of assets that make up the portfolios we acquire. Therefore, we may acquire portfolios consisting of assets with which we have little or no collection experience or portfolios of receivables in new geographies where we do not historically maintain an operational footprint. Our lack of experience with these assets may hinder our ability to generate expected levels of profits from these portfolios. Further, our existing methods of collections may prove ineffective for these new receivables, and we may not be able to collect on these portfolios. Our inexperience with these receivables may have an adverse effect on our business, financial condition and operating results.

The statistical models we use to project remaining cash flows from our receivable portfolios may prove to be inaccurate and, if so, our financial results may be adversely affected.

We use internally developed models to project the remaining cash flows from our receivable portfolios. These models consider known data about our consumers' accounts, including, among other things, our collection experience and changes in external consumer factors, in addition to data known when we acquire the accounts. Our models also consider data provided by third parties including public sources. We may not be able to achieve the collections forecasted by our models. Our models may not appropriately identify or assess all material factors and yield correct or accurate forecasts as our historical collection experience may not reflect current or future realities. We also have no control over the accuracy of information received from third parties. If such information is not accurate our models may not accurately project estimated remaining cash flows. If we are not able to achieve the levels of forecasted collection, our revenues will be reduced or we may be required to record a charge, which may adversely affect our business, financial condition and operating results.

A significant portion of our collections relies upon our success in individual lawsuits brought against consumers and our ability to collect on judgments in our favor.

We generate a significant portion of our revenue by collecting on judgments that are granted by courts in lawsuits filed against consumers. A decrease in the willingness of courts to grant these judgments, a change in the requirements for filing these cases or obtaining these judgments, or a decrease in our ability to collect on these judgments could have an adverse effect on our business, financial condition and operating results. As we increase our use of the legal channel for collections, our short-term margins may decrease as a result of an increase in upfront court costs and costs related to counter claims. We may not be able to collect on certain aged accounts because of applicable statutes of limitations and we may be subject to adverse effects of regulatory changes. Further, courts in certain jurisdictions require that a copy of the account statements or applications be attached to the pleadings in order to obtain a judgment against consumers. If we are unable to produce those account documents, these courts could deny our claims, and our business, financial condition and operating results may be adversely affected.

Increases in costs associated with our collections through collection litigation can raise our costs associated with our collection strategies and the individual lawsuits brought against consumers to collect on judgments in our favor.

We have substantial collection activity through our legal collections channel and, as a consequence, increases in upfront court costs, costs related to counterclaims, and other court costs may increase our total cost in collecting on accounts in this channel, which may have an adverse effect on our business, financial condition and operating results.

Our business, financial condition and operating results may be adversely affected if consumer bankruptcy filings increase or if bankruptcy laws change.

Our business model may be uniquely vulnerable to an economic recession, which typically results in an increase in the amount of defaulted consumer receivables, thereby contributing to an increase in the amount of personal bankruptcy filings. Under certain bankruptcy filings, a consumer's assets are sold to repay credit originators, with priority given to holders of secured debt. Since the defaulted consumer receivables we purchase are generally unsecured, we often are not able to collect on those receivables. In addition, since we purchase receivables that may have been delinquent for a long period of time, this may be an indication that many of the consumers from whom we collect will be unable to pay their debts going forward and are more likely to file for bankruptcy in an economic recession. Furthermore, potential changes to existing bankruptcy laws could contribute to an increase in consumer bankruptcy filings. We cannot be certain that our collection experience would not decline with an increase in consumer bankruptcy filings. If our actual collection experience with respect to a defaulted consumer receivable portfolio is significantly lower than we projected when we purchased the portfolio, our business, financial condition and operating results could be adversely affected.

We are subject to audits conducted by sellers of debt portfolios and may be required to implement specific changes to our policies and practices as a result of adverse findings by such sellers as a part of the audit process, which could limit our ability to purchase debt portfolios from them in the future, which could materially and adversely affect our business.

Pursuant to purchase contracts, we are subject to audits that are conducted by sellers of debt portfolios. Such audits may occur with little notice and the assessment criteria used by each seller varies based on their own requirements, policies and standards. Although much of the assessment criteria is based on regulatory requirements, we may be asked to comply with additional terms and conditions that are unique to particular debt originators. From time to time, sellers may believe that we are not in compliance with certain of their criteria and in such cases, we may be required to dedicate resources and to incur expenses to address such concerns, including the implementation of new policies and procedures. In addition, to the extent that we are unable to satisfy the requirements of a particular seller, such seller could remove us from their panel of preferred purchasers, which could limit our ability to purchase debt portfolios from that seller in the future, which could adversely affect our business, financial condition and operating results.

We rely on third parties to provide us with services in connection with certain aspects of our business, and any failure by these third parties to perform their obligations, or our inability to arrange for alternative third-party providers for such services, could have an adverse effect on our business, financial condition and operating results.

We use outside collection services to collect a substantial portion of our charged-off receivables. We are dependent upon the efforts of third-party service providers including collection agencies, law firms, data providers, tracing service providers and other servicers to help service and collect our charged-off receivables. Our third-party servicers could fail to perform collection services for us adequately, remit those collections to us or otherwise perform their obligations adequately. In addition, one or more of those third-party service providers could cease operations abruptly or become insolvent, or our relationships with such third-party service providers may otherwise change adversely. Further, we might not be able to secure replacement third-party service providers or promptly transfer account information to our new third-party service provider or in-house in the event our agreements with our third-party collection agencies and attorneys were terminated. In addition, to the extent these third-party service providers violate laws, other regulatory requirements or their contractual obligations, or act inappropriately in the conduct of their business, our business and reputation could be negatively affected or penalties could be directly imposed upon us. Any of the foregoing factors could cause our business, financial condition and operating results to be adversely affected.

We have entered into agreements with third parties to provide us with services in connection with our business, including payment processing, credit card authorization and processing, payroll processing, record keeping for retirement and benefit plans and certain information technology functions. Any failure by a third party to provide us with contracted services on a timely basis or within service level expectations and performance standards may have an adverse effect on our business, financial condition and operating results. In addition, we may be unable to find, or enter into agreements with, suitable replacement third party providers for such services, which could adversely affect our business, financial condition and operating results.

We are dependent on our data gathering systems and proprietary consumer profiles, and if access to such data was lost or became public, our business could be materially and adversely affected.

Our models and consumer databases provide information that is critical to our business. We rely on data provided to us by multiple credit reference agencies, our servicing partners and other sources in order to operate our systems, develop our proprietary consumer profiles and run our business generally. If these credit reference agencies were to terminate their agreements or stop providing us with data for any reason, for example, due to a change in governmental regulation, or if they were to considerably raise the price of their services, our business could be materially and adversely affected. Also, if any of the proprietary information or data that we use became public, for example, due to a change in government regulations, we could lose a significant competitive advantage and our business could be negatively impacted.

If we become unable to continue to acquire or use information and data in the manner in which it is currently acquired and used, or if we were prohibited from accessing or aggregating the data in these systems or profiles for any reason, we may lose a significant competitive advantage, in particular if our competitors continue to be able to acquire and use such data, and our business could be materially and adversely affected.

If our technology and telecommunications systems were to fail, or if we are not able to successfully anticipate, invest in, or adopt technological advances within our industry, it could have an adverse effect on our operations.

Our success depends in large part on sophisticated computer and telecommunications systems. The temporary or permanent loss of our computer and telecommunications equipment and software systems, through casualty, operating malfunction, software virus, or service provider failure, could disrupt our operations. In the normal course of our business, we must record and process significant amounts of data quickly and accurately to properly bid on prospective acquisitions of receivable portfolios and to access, maintain, and expand the databases we use for our collection activities. Any simultaneous failure of our information systems and their backup systems would interrupt our business operations.

In addition, our business relies on computer and telecommunications technologies, and our ability to integrate new technologies into our business is essential to our competitive position and our success. We may not be successful in anticipating, investing in, or adopting technological changes on a timely or cost-effective basis. Computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles.

We continue to make significant modifications to our information systems to ensure that they continue to be adequate for our current and foreseeable demands and continued expansion, and our future growth may require additional investment in these systems. These system modifications may exceed our cost or time estimates for completion or may be unsuccessful. If we cannot update our information systems effectively, our business, financial condition and operating results may be adversely affected.

In the event of a cyber security breach or similar incident, our business and operations could suffer.

We rely on information technology networks and systems to process and store electronic information. We collect and store sensitive data, including personally identifiable information of our consumers, on our information technology networks. Despite the implementation of security measures, our information technology networks and systems have been, and in the future may be, vulnerable to disruptions and shutdowns due to attacks by hackers or breaches due to malfeasance by contractors, employees and others who have access to our networks and systems. The occurrence of any of these cyber security events could compromise our networks and the information stored on our networks could be accessed. Any such access could disrupt our operations, adversely affect the willingness of sellers to sell to us or result in legal claims, liability, reputational damage or regulatory penalties under laws protecting the privacy of personal information, any of which could adversely affect our business, financial condition and operating results.

We have significant international operations, which exposes us to additional risks and uncertainties.

Our international operations subject us to a number of additional risks and uncertainties, including:

- compliance with and changes in international laws, including regulatory and compliance requirements that could affect our business;

- differing accounting standards and practices;

- increased exposure to U.S. laws that apply abroad, such as the Foreign Corrupt Practices Act, and exposure to other anti-corruption laws such as the UK Bribery Act;

- social, political and economic instability or recessions;

- fluctuations in foreign economies and currency exchange rates;

- difficulty in hiring, staffing and managing qualified and proficient local employees and advisors to run international operations;

- the difficulty of managing and operating an international enterprise, including difficulties in maintaining effective communications with employees due to distance, language, and cultural barriers;

- difficulties implementing and maintaining effective internal controls and risk management and compliance initiatives;

- potential disagreements with our joint venture business partners;

- differing labor regulations and business practices; and

- foreign and, in some circumstances, U.S. tax consequences.

Each of these could adversely affect our business, financial condition and operating results.

We may not be able to adequately protect the intellectual property rights upon which we rely and, as a result, any lack of protection may diminish our competitive advantage.

We rely on proprietary software programs and valuation and collection processes and techniques, and we believe that these assets provide us with a competitive advantage. We consider our proprietary software, processes, and techniques to be trade secrets, but they are not protected by patent or registered copyright. We may not be able to protect our technology and data resources adequately, which may diminish our competitive advantage, which may, in turn, adversely affect our business, financial condition and operating results.

The United Kingdom's withdrawal from the European Union could have a material adverse effect on our business, financial condition and results of operations.

In June 2016, the United Kingdom held a referendum in which voters approved the United Kingdom's withdrawal from the European Union, commonly referred to as "Brexit." The United Kingdom formally exited the European Union on January 31, 2020. The EU-UK Trade and Cooperation Agreement – a key agreement that governs the relationship after Brexit – entered into force in May 2021. During 2022, negotiations on the future partnership continued with an aim to improve the clarity on post-Brexit positions on trade arrangements and cross-border investments. Talks between the United Kingdom and the European Union continue on how to implement post-Brexit arrangements. Nevertheless there remains ongoing risks resulting from a lack of clarity, which could potentially undermine bilateral cooperation and disrupt trade (including in the financial services sector) between the United Kingdom and the European Union.

These developments may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. In addition, Brexit has caused, and may continue to cause, both significant volatility in global stock markets and currency exchange rate fluctuations, as well as create significant uncertainty among United Kingdom businesses and investors. We generate a significant portion of our earnings in the United Kingdom, and any of the foregoing factors could have a material adverse effect on our business, financial condition and operating results.

Exchange rate fluctuations could adversely affect our business, financial condition and operating results.

Because we conduct some business in currencies other than U.S. dollars, primarily the British Pound, but report our financial results in U.S. dollars, we face exposure to fluctuations in currency exchange rates upon translation of these business results into U.S. dollars. In the normal course of business, we may employ various strategies to manage these risks, including the use of derivative instruments. These strategies may not be effective in protecting us against the effects of fluctuations from movements in foreign exchange rates. Fluctuations in foreign currency exchange rates could adversely affect our financial condition and operating results.

Risks Related to Government Regulation and Litigation

Our business is subject to extensive laws and regulations, which have increased and may continue to increase.

As noted in detail in "Item 1 - Part 1 - Business - Government Regulation" of this Annual Report on Form 10-K, extensive laws and regulations directly apply to key portions of our business. These laws and regulations are also subject to review from time to time and may be subject to significant change. Changes in laws and regulations applicable to our operations, or the manner in which they are interpreted or applied, could limit our activities in the future or could significantly increase the cost of regulatory compliance. These negative effects could result from changes in collection laws and guidance, laws related to credit reporting, consumer bankruptcy laws, laws related to the management and enforcement of consumer debt, court and enforcement procedures, the statute of limitation for debts, accounting standards, taxation requirements, employment laws, communications laws, data privacy and protection laws, anti-bribery and corruption laws and anti-money laundering laws. For example, in November 2021, the CFPB final rules in the form of a new Regulation F that implement the Fair Debt Collection Practices Act became effective. Regulation F restates and clarifies prohibitions on harassment and abuse, false or misleading representations, and unfair practices by debt collectors when collecting consumer debt as discussed in more detail under "Part I - Item 1—Business - Government Regulation."

We sometimes purchase accounts in asset classes that are subject to industry-specific and/or issuer-specific restrictions that limit the collection methods that we can use on those accounts. Further, we have seen a trend in laws, rules and regulations requiring increased availability of historic information about receivables in order to collect. If credit originators or portfolio resellers are unable or unwilling to meet these evolving requirements, we may be unable to collect on certain accounts. Our inability to collect sufficient amounts from these accounts, through available collection methods, could adversely affect our business, financial condition and operating results.

In addition, the CFPB has engaged in enforcement activity in sectors adjacent to our industry, impacting credit originators, collection firms, and payment processors, among others. Enforcement activity in these spaces by the CFPB or others, especially in the absence of clear rules or regulatory expectations, may be disruptive to third parties as they attempt to define appropriate business practices. As a result, certain commercial relationships we maintain may be disrupted or impacted by changes in third-parties' business practices or perceptions of elevated risk relating to the debt collection industry, which could reduce our revenues, or increase our expenses, and consequently adversely affect our business, financial condition and operating results.

Additional consumer protection or privacy laws, rules and regulations may be enacted, or existing laws, rules or regulations may be reinterpreted or enforced in a different manner, imposing additional restrictions or requirements on the collection of receivables.

Any of the developments described above may adversely affect our ability to purchase and collect on receivables and may increase our costs associated with regulatory compliance, which could adversely affect our business, financial condition and operating results.

Failure to comply with government regulation could result in the suspension, termination or impairment of our ability to conduct business, may require the payment of significant fines and penalties, or require other significant expenditures.

The U.S. collections industry is heavily regulated under various federal, state, and local laws, rules, and regulations. Many states and several cities require that we be licensed as a debt collection company. The CFPB, FTC, state Attorneys General and other regulatory bodies have the authority to investigate a variety of matters, including consumer complaints against debt collection companies, and can bring enforcement actions and seek monetary penalties, consumer restitution, and injunctive relief. If we, or our third-party collection agencies or law firms fail to comply with applicable laws, rules, and regulations, including, but not limited to, identity theft, privacy, data security, the use of automated dialing equipment, laws related to consumer protection, debt collection, and laws applicable to specific types of debt, it could result in the suspension or termination of our ability to conduct collection operations, which would adversely affect us. Further, our ability to collect our receivables may be affected by state laws, which require that certain types of account documentation be presented prior to the institution of any collection activities.

Our failure or the failure of third-party agencies and attorneys, or the credit originators or portfolio resellers selling receivables to us, to comply with existing or new laws, rules, or regulations could limit our ability to recover on receivables, affect the willingness of financial institutions to sell portfolios to us, cause us to pay damages to consumers or result in fines or penalties, which could reduce our revenues, or increase our expenses, and consequently adversely affect our business, financial condition and operating results. For example, on September 8, 2020, the CFPB filed a lawsuit alleging that Encore and certain of our U.S. subsidiaries had violated a consent order (the "2015 Consent Order") pursuant to which we had previously settled allegations raised by the CFPB arising from practices during the period between 2011 and 2015. In the lawsuit, the CFPB alleged that we did not perfectly adhere to certain operational provisions of the 2015 Consent Order, leading to alleged violations of federal consumer financial law. On October 15, 2020, we entered into a stipulated judgment ("Stipulated Judgment") with the CFPB to resolve the lawsuit. The Stipulated Judgment requires us to, among other things: (1) continue to follow a narrow subset of the operational requirements contained in the 2015 Consent Order, all of which have long been part of the Company's routine practices; (2) pay a $15.0 million civil monetary penalty; and (3) provide redress of approximately $9,000 to 14 affected consumers, which is in addition to approximately $70,000 of redress that the Company had previously voluntarily provided.

In addition, new federal, state or local laws or regulations, or changes in the ways these rules or laws are interpreted or enforced, could limit our activities in the future and/or significantly increase the cost of regulatory compliance.

Our operations outside the United States are subject to foreign and U.S. laws and regulations that apply to our international operations, including GDPR, the UK Consumer Credit Act, the Foreign Corrupt Practices Act, the UK Bribery Act and other local laws prohibiting corrupt payments to government officials. Violations of these laws and regulations could result in fines and penalties, criminal sanctions, prohibitions on the conduct of our business and reputational damage.

The debt purchase and collections sector and the broader consumer credit industry in the United Kingdom, Ireland and the other European jurisdictions in which we operate are also highly regulated under various laws and regulations. This legislation is principles-based and therefore the interpretation of compliance is complex and may change over time. Failure to comply with any applicable laws, regulations, rules or contractual compliance obligations could result in investigations, information gathering, public censures, financial penalties, disciplinary measures, liability and/or enforcement actions, including licenses or permissions that we need to do business not being granted or being revoked or the suspension or termination of our ability to conduct collections. In addition, our debt purchase contracts with vendors include certain conditions and failure to comply or revocation of a permission or authorization, or other actions taken by us that may damage the reputation of the vendor, may entitle the vendor to terminate any agreements with us. Damage to our reputation, whether because of a failure to comply with applicable laws, regulations or rules, revocation of a permission or authorization, any other regulatory action or our failure to comply with contractual compliance obligations, could deter vendors from choosing us as their debt purchase or collections provider.

Compliance with this extensive regulatory framework is expensive and labor-intensive. Any of the foregoing could have an adverse effect on our business, financial condition and operating results.

We are subject to ongoing risks of regulatory investigations and litigation, including individual and class action lawsuits, under consumer credit, consumer protection, theft, privacy, collections, and other laws, and we may be subject to awards of substantial damages or be required to make other expenditures or change our business practices as a result.

We operate in an extremely litigious climate and currently are, and may in the future be, named as defendants in litigation, including individual and class action lawsuits under consumer credit, consumer protection, theft, privacy, data security, automated dialing equipment, debt collections, and other laws. Many of these cases present novel issues on which there is no clear legal precedent, which increases the difficulty in predicting both the potential outcomes and costs of defending these cases. We are subject to ongoing risks of regulatory investigations, inquiries, litigation, and other actions by the CFPB, FTC, FCA, state Attorneys General, Central Bank of Ireland or other governmental bodies relating to our activities. For example, on September 8, 2020, the CFPB filed a lawsuit alleging that Encore and certain of its US subsidiaries had violated the 2015 Consent Order. On October 15, 2020, we entered into the Stipulated Judgment with the CFPB to resolve the lawsuit. These litigation and regulatory actions involve potential compensatory or punitive damage claims, fines, costs, sanctions, civil monetary penalties, consumer restitution, or injunctive relief, as well as other forms of relief, that could require us to pay damages, make other expenditures or result in changes to our business practices. Any changes to our business practices could result in lower collections, increased cost to collect or reductions in estimated remaining collections. Actual losses incurred by us in connection with judgments or settlements of these matters may be more than our associated reserves. Further, defending lawsuits and responding to governmental inquiries or investigations, regardless of their merit, could be costly and divert management's attention from the operation of our business. All of these factors could have an adverse effect on our business, financial condition and operating results.

Negative publicity associated with litigation, governmental investigations, regulatory actions, cyber security breaches and other public statements could damage our reputation.

From time to time there are negative news stories about our industry or company, especially with respect to alleged conduct in collecting debt from consumers. These stories may follow the announcements of litigation or regulatory actions involving us or others in our industry. Negative publicity about our alleged or actual debt collection practices, about the debt collection industry in general or our cyber security could adversely affect our stock price, our position in the marketplace in which we compete, and our ability to purchase charged-off receivables, any of which could have an adverse effect on our business, financial condition and operating results.

Risks Related to Our Indebtedness and Common Stock

Our significant indebtedness could adversely affect our financial health and could harm our ability to react to changes to our business.

As described in greater detail in "Note 6: Borrowings" to our consolidated financial statements, as of December 31, 2022, our total long-term indebtedness outstanding was approximately $2.9 billion. Our substantial indebtedness could have important consequences to investors. For example, it could:

- increase our vulnerability to general economic downturns and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- place us at a competitive disadvantage compared to competitors that have less debt;

- increase our exposure to market and regulatory changes that could diminish the amount and value of our inventory that we borrow against under our secured credit facilities; and

- limit, along with the financial and other restrictive covenants contained in the documents governing our indebtedness, our ability to borrow additional funds, make investments and incur liens, among other things.

Any of these factors could adversely affect our business, financial condition and operating results.

Servicing our indebtedness requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial indebtedness.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness or to make cash payments in connection with any conversion or exchange of our convertible notes or exchangeable notes, respectively, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our indebtedness and make necessary capital expenditures. If we are unable to generate adequate cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring indebtedness or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at that time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations which could, in turn, adversely affect our business, financial condition and operating results.

Despite our current indebtedness levels, we may still incur substantially more indebtedness or take other actions which would intensify the risks discussed above.

Despite our current consolidated indebtedness levels, we and our subsidiaries may be able to incur substantial additional indebtedness in the future. We are not restricted under the terms of the indentures governing our convertible notes or exchangeable notes from incurring additional indebtedness, securing existing or future indebtedness, recapitalizing our indebtedness or taking a number of other actions that could have the effect of diminishing our ability to make payments on our indebtedness. Although our credit facilities and other existing debt currently limit the ability of us and certain of our subsidiaries to incur certain additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, additional indebtedness incurred in compliance with these restrictions, including additional secured indebtedness, could be substantial. Also, these restrictions will not prevent us from incurring obligations that do not constitute indebtedness. To the extent new indebtedness or other new obligations are added to our current levels, the risks described above could intensify.

We may not be able to continue to satisfy the covenants in our debt agreements.

Our debt agreements impose a number of covenants, including restrictive covenants on how we operate our business. Failure to satisfy any one of these covenants could result in negative consequences including the following, each of which could have an adverse effect on our business, financial condition and operating results:

- acceleration or amortization of outstanding indebtedness;

- exercise by our lenders of rights with respect to the collateral pledged under certain of our outstanding indebtedness;

- our inability to continue to purchase receivables needed to operate our business;

- decrease in the level of liquidity that can be accessed under certain of our debt agreements; or

- our inability to secure alternative financing on favorable terms, if at all.

In particular, the Global Senior Facility also requires the Company and the guarantors to observe certain customary affirmative covenants, including three maintenance covenants. These require the Company to ensure that the LTV Ratio (as defined in the Global Senior Facility) does not exceed 0.75 and the SSRCF Ratio (as defined in the Global Senior Facility) does not exceed 0.275. The Company is further required to maintain a Fixed Charge Coverage Ratio (as defined in the Global Senior Facility) of at least 2.0. These financial covenants are, subject in the case of the LTV Ratio to a minimum drawing requirement, tested quarterly (or with respect to the SSRCF Ratio, monthly). The breach of any of these maintenance covenants could lead to the consequences referred to above.

Increases in interest rates could adversely affect our business, financial condition and operating results.

Portions of our outstanding debt bear interest at a variable rate. Increases in interest rates could increase our interest expense which would, in turn, lower our earnings. We may periodically evaluate whether to enter into derivative financial instruments, such as interest rate swap agreements, to reduce our exposure to fluctuations in interest rates on variable interest rate debt and their impact on earnings and cash flows. These strategies may not be effective in protecting us against the effects of fluctuations from movements in interest rates. Increases in interest rates could adversely affect our business, financial condition and operating results.

Our common stock price may be subject to significant fluctuations and volatility.

The market price of our common stock has been subject to significant fluctuations. These fluctuations could continue. Among the factors that could affect our stock price are:

- our operating and financial performance and prospects;
- our ability to repay our debt;
- our access to financial and capital markets to refinance our debt;
- investor perceptions of us and the industry and markets in which we operate;
- future sales of equity or equity-related securities;
- changes in earnings estimates or buy/sell recommendations by analysts;
- changes in the supply of, demand for or price of portfolios;
- our acquisition activity, including our expansion into new markets;
- regulatory changes affecting our industry generally or our business and operations;
- general financial, domestic, international, economic and other market conditions; and
- the number of short positions on our stock at any particular time.

The stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risks described in this Annual Report on Form 10-K, elsewhere in our filings with the SEC from time to time or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability.

The price of our common stock could also be affected by possible sales of our common stock by investors who view our convertible notes or exchangeable notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving our common stock.

If securities or industry analysts have a negative outlook regarding our stock or our industry, or our operating results do not meet their expectations, our stock price could decline. The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us. If one or more of the analysts who cover our company downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

Future sales of our common stock or the issuance of other equity securities may adversely affect the market price of our common stock.

In the future, we may sell additional shares of our common stock or other equity or equity-related securities to raise capital or issue equity securities to finance acquisitions. In addition, a substantial number of shares of our common stock are reserved for issuance upon conversion of our convertible notes and exchangeable notes. We are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock.

The liquidity and trading volume of our common stock is limited. The issuance or sale of substantial amounts of our common stock or other equity or equity-related securities (or the perception that such issuances or sales may occur) could adversely affect the market price of our common stock as well as our ability to raise capital through the sale of additional equity or equity-related securities. We cannot predict the effect that future issuances or sales of our common stock or other equity or equity-related securities would have on the market price of our common stock.

We may not have the ability to raise the funds necessary to repurchase our notes upon a fundamental change or change of control or to settle conversions or exchanges in cash, and our future indebtedness may contain limitations on our ability to pay cash upon conversion of our convertible notes.

Holders of our notes will have the right to require us to repurchase their notes upon the occurrence of a fundamental change or a change of control at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any. In addition, upon a conversion or exchange of notes we will be required to make cash payments for each $1,000 in principal amount of notes converted or exchanged of at least the lesser of $1,000 and the sum of certain daily conversion values. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of the notes surrendered therefor or to settle conversions or exchanges in cash. In addition, certain of our debt agreements contain restrictive covenants that limit our ability to engage in specified types of transactions, which may affect our ability to repurchase our notes. Further, our ability to repurchase our notes or to pay cash upon conversion or exchange may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase the notes or to pay cash upon conversion or exchange of the notes at a time when the repurchase or cash payment upon conversion or exchange is required by any indenture pursuant to which the notes were offered would constitute a default under the relevant indenture. Such default could constitute a default under other agreements governing our indebtedness. If the repayment of any indebtedness were to be accelerated, we may not have sufficient funds to repay such indebtedness and repurchase the notes.

Provisions in our charter documents and Delaware law may delay or prevent acquisition of us, which could decrease the value of shares of our common stock.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include advance notice provisions, limitations on actions by our stockholders by written consent and special approval requirements for transactions involving interested stockholders. We are authorized to issue up to five million shares of preferred stock, the relative rights and preferences of which may be fixed by our Board of Directors, subject to the provisions of our articles of incorporation, without stockholder approval. The issuance of preferred stock could be used to dilute the stock ownership of a potential hostile acquirer. The provisions that discourage potential acquisitions of us and adversely affect the voting power of the holders of common stock may adversely affect the price of our common stock.

General

We are dependent on our management team for the adoption and implementation of our strategies and the loss of its services could have an adverse effect on our business.

Our management team has considerable experience in finance, banking, consumer collections, and other industries. We believe that the expertise of our executives obtained by managing businesses across numerous other industries has been critical to the enhancement of our operations. Our management team has created a culture of new ideas and progressive thinking, coupled with increased use of technology and statistical analysis. The management teams at each of our operating subsidiaries are also important to the success of their respective operations. The loss of the services of one or more key members of management could disrupt our collective operations and seriously impair our ability to continue to acquire or collect on portfolios of charged-off receivables and to manage and expand our business, any of which could have an adverse effect on our business, financial condition and operating results.

We may not be able to recruit and retain key employees and workers in a competitive labor market.

If we cannot successfully recruit and retain key employees and workers, or if we experience the unexpected loss of those employees, our operations may be negatively affected. In addition, cost inflation may require us to enhance our compensation in order to compete effectively in the hiring and retention of employees.

We may make acquisitions that prove unsuccessful and any mergers, acquisitions, dispositions or joint venture activities may change our business and financial results and introduce new risks.

From time to time, we may make acquisitions of, or otherwise invest in, other companies that could complement our business, including the acquisition of entities in diverse geographic regions and entities offering greater access to businesses and markets that we do not currently serve. The acquisitions we make may be unprofitable or may take some time to achieve profitability. In addition, we may not successfully operate the businesses that we acquire, or may not successfully integrate these businesses with our own, which may result in our inability to maintain our goals, objectives, standards, controls, policies, culture, or profitability. Through acquisitions, we may enter markets in which we have limited or no experience. Any acquisition may result in a potentially dilutive issuance of equity securities, and the incurrence of additional debt which could reduce our profitability. We also pursue dispositions and joint ventures from time to time. Any such transactions could change our business lines, geographic reach, financial results or capital structure. Our company could be larger or smaller after any such transactions and may have a different investment profile.

An impairment of goodwill could negatively impact our financial results.

We have a significant amount of goodwill. Goodwill is tested for impairment at the reporting unit level annually and in interim periods if certain events occur that indicate that the fair value of a reporting unit may be below its carrying value. The goodwill test compares the fair value for each of our reporting units to its associated carrying value. Determining the fair value of a reporting unit requires us to make judgments and involves the use of significant estimates and assumptions. Adverse changes in the Company's actual or expected operating results, market capitalization, business climate, economic factors or other negative events that may be outside the control of management could result in a material non-cash impairment charge in the future.

We may consume resources in pursuing business opportunities, financings or other transactions that are not consummated, which may strain or divert our resources.

We anticipate that the investigation of various transactions, and the negotiation, drafting, and execution of relevant agreements, disclosure documents and other instruments with respect to such transactions, will require substantial management time and attention and substantial costs for financial advisors, accountants, attorneys and other advisors. If a decision is made not to consummate a specific transaction, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific transaction, we may fail to consummate the transaction for any number of reasons, including those beyond our control. Any such event could consume significant management time and result in a loss to us of the related costs incurred, which could adversely affect our financial position and our business.

Failure to establish and maintain effective internal controls could have a material adverse effect on the accuracy and timing of our financial reporting in future periods.

As a publicly traded company, we are subject to the Securities Exchange Act of 1934 (the "Exchange Act") and the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"). The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting.

In our Annual Report on Form 10-K for the year ended December 31, 2021, we reported a material weakness in internal control related to the determination of certain qualitative factors applied to our estimates of future recoveries within our Midland Credit Management operating unit. During 2022 we completed the remedial measures related to the material weakness and concluded that our internal control over financial reporting was effective as of December 31, 2022. For a discussion of our internal controls over financial reporting and a description of the remediation of the material weakness, see "Part II, Item 9A Controls and Procedures" of this Annual Report on Form 10-K. Completion of the remediation does not provide assurance that our remediation or other controls will continue to operate properly. Any failure to maintain such internal controls could adversely impact our ability to report our financial results on a timely and accurate basis. Any such failures could have a material adverse effect on our financial results and investor confidence and the market for our common stock.

Item 1B—Unresolved Staff Comments

None.

Item 2—Properties

We lease office space for our corporate headquarters in San Diego, California. We also lease office space for our call centers, internal legal and consumer support services in the United States, Costa Rica, India, the United Kingdom and other European countries. We believe that our current leased facilities are generally well maintained and in good operating condition. We believe that these facilities are suitable and sufficient for our operational needs. Our policy is to improve, replace, and supplement the facilities as considered appropriate to meet the needs of our operations.

Item 3—Legal Proceedings

We are involved in disputes, legal actions, regulatory investigations, inquiries, and other actions from time to time in the ordinary course of business. Although no assurance can be given with respect to the outcome of these or any other actions and the effect such outcomes may have, based on our current knowledge, we believe any liability resulting from the outcome of such disputes, legal actions, regulatory investigations, inquiries, and other actions will not have a material adverse effect on our business, financial position or results of operations.

For additional information see "Note 13: Commitments and Contingencies" to the consolidated financial statements.

Item 4—Mine Safety Disclosures

Not applicable.

PART II
Item 5—Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the NASDAQ Global Select Market under the symbol "ECPG."

The closing price of our common stock on February 16, 2023, was $56.89 per share and there were 24 stockholders of record. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners of our stock represented by these stockholders of record.

Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each, as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following graph compares the total cumulative stockholder return on our common stock for the period from December 31, 2017 through December 31, 2022, with the cumulative total return of (a) the NASDAQ Composite Index, (b) a peer group consisting of B2Holding, Hoist Finance, Intrum, Kruk and PRA Group, Inc. which we believe are comparable companies. The comparison assumes that $100 was invested on December 31, 2017, in our common stock and in each of the comparison indices (including reinvestment of dividends). The stock price performance reflected in the following graph is not necessarily indicative of future stock price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Encore Capital Group, Inc., the NASDAQ Composite Index, and Peer Group

	12/17	12/18	12/19	12/20	12/21	12/22
Encore Capital Group, Inc.	$ 100.00	$ 55.82	$ 83.99	$ 92.52	$ 147.53	$ 113.86
NASDAQ Composite Index	$ 100.00	$ 97.16	$ 132.81	$ 192.47	$ 235.15	$ 158.65
Peer Group	$ 100.00	$ 61.87	$ 78.85	$ 75.79	$ 92.33	$ 61.02

Dividend Policy

As a public company, we have never declared or paid dividends on our common stock. The declaration, payment, and amount of future dividends, if any, is subject to the discretion of our Board of Directors, which may review our dividend policy from time to time in light of the then existing relevant facts and circumstances. Our ability to pay dividends may be restricted by covenants in certain of the indentures governing our senior secured notes and by the terms of our global senior secured revolving credit facility ("Global Senior Facility"). We may also be subject to additional dividend restrictions under future debt agreements or the terms of securities we may issue in the future.

Share Repurchases

In August 2015, our Board of Directors approved a $50.0 million share repurchase program. In May 2021, we announced that the Board of Directors had approved an increase in the size of the repurchase program from $50.0 million to $300.0 million (an increase of $250.0 million). Repurchases under this program are expected to be made from cash on hand and/or a drawing from our Global Senior Facility, and may be made from time to time, subject to market conditions and other factors, in the open market, through private transactions, block transactions, or other methods as determined by management and our Board of Directors, and in accordance with market conditions, other corporate considerations, and applicable regulatory requirements. The program does not obligate us to acquire any particular amount of common stock, and it may be modified or suspended at any time at our discretion. During the three months ended December 31, 2022, we repurchased 216,327 shares of our common stock for approximately $10.3 million under the share repurchase program. Our practice is to retire the shares repurchased.

The following table presents information with respect to purchases of our common stock during the three months ended December 31, 2022:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value That May Yet Be Purchased Under the Publicly Announced Plans or Programs
October 1, 2022 to October 31, 2022	185,029	$ 47.33	185,029	$ 93,422,300
November 1, 2022 to November 30, 2022	31,298	47.80	31,298	91,926,255
December 1, 2022 to December 31, 2022	—	—	—	91,926,255
Total	216,327	47.40	216,327	

Recent Sales of Unregistered Securities

None.

Equity Compensation Plan Information

See Item 12—"Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Item 6—[Reserved]

Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is intended to help investors understand our business, financial condition, results of operations, liquidity and capital resources. You should read this discussion together with our consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains "forward-looking statements" relating to Encore Capital Group, Inc. ("Encore") and its subsidiaries (which we may collectively refer to as the "Company," "we," "our" or "us") within the meaning of the securities laws. The words "believe," "expect," "anticipate," "estimate," "project," "intend," "plan," "will," "may," and similar expressions often characterize forward-looking statements. These statements may include, but are not limited to, projections of collections, revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we caution that these expectations or predictions may not prove to be correct or we may not achieve the financial results, savings or other benefits anticipated in the forward-looking statements. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties, some of which may be beyond our control or cannot be predicted or quantified, that could cause actual results to differ materially from those suggested by the forward-looking statements. Many factors including, but not limited to, those set forth in this Annual Report on Form 10-K under "Part I, Item 1A—Risk Factors," could cause our actual results, performance, achievements, or industry results to be very different from the results, performance, achievements or industry results expressed or implied by these forward-looking statements. Our business, financial condition, or results of operations could also be materially and adversely affected by other factors besides those listed. Forward-looking statements speak only as of the date the statements were made. We do not undertake any obligation to update or revise any forward-looking statements to reflect new information or future events, or for any other reason, even if experience or future events make it clear that any expected results expressed or implied by these forward-looking statements will not be realized. In addition, it is generally our policy not to make any specific projections as to future earnings, and we do not endorse projections regarding future performance that may be made by third parties.

Our Business

We are an international specialty finance company providing debt recovery solutions and other related services for consumers across a broad range of financial assets. We purchase portfolios of defaulted consumer receivables at deep discounts to face value and manage them by working with individuals as they repay their obligations and work toward financial recovery. Defaulted receivables are consumers' unpaid financial commitments to credit originators, including banks, credit unions, consumer finance companies and commercial retailers. Defaulted receivables may also include receivables subject to bankruptcy proceedings. We also provide debt servicing and other portfolio management services to credit originators for non-performing loans in Europe.

Encore Capital Group, Inc. ("Encore") has three business units: MCM, which consists of Midland Credit Management, Inc. and its subsidiaries and domestic affiliates; Cabot, which consists of Cabot Credit Management Limited ("CCM") and its subsidiaries and European affiliates, and LAAP, which is comprised of our investments and operations in Latin America and Asia-Pacific.

MCM (United States)

Through MCM, we are a market leader in portfolio purchasing and recovery in the United States.

Cabot (Europe)

Through Cabot, we are one of the largest credit management services providers in Europe and the United Kingdom. Cabot, in addition to its primary business of portfolio purchasing and recovery, also provides a range of debt servicing offerings such as early stage collections, business process outsourcing ("BPO"), and contingent collections, including through Wescot Credit Services Limited ("Wescot"), a leading UK contingency debt collection and BPO services company.

LAAP (Latin America and Asia-Pacific)

We have purchased non-performing loans in Mexico. Additionally, we have invested in Encore Asset Reconstruction Company ("EARC") in India. We previously owned non-performing loans in Colombia and Peru (sold in August 2021) and Brazil (sold in April 2020).

To date, operating results from LAAP have not been significant to our total consolidated operating results. Our long-term growth strategy is focused on continuing to invest in our core portfolio purchasing and recovery business in the United States and United Kingdom and strengthening and developing our business in the rest of Europe.

Macroeconomic Update

During 2021, excess consumer liquidity resulting from the COVID-19 pandemic led to consumer behavior (particularly in the U.S.) that contributed to record collections. Similarly, as reported by leading financial industry publications, excess consumer liquidity resulted in lower levels of delinquencies and charge offs for leading lenders. As a result, 2021 was a period of decreased supply and competitive pricing.

During 2022, consumer behavior in the U.S. that contributed to record collections in 2021 normalized, particularly in the second half of the year. Delinquencies, charge offs and market supply remained at lower levels primarily for the first half of the year, resulting in pressure on portfolio pricing. As the year progressed, we began to see signs of increased delinquencies and charge offs in the U.S., which we believe contributed to an increase in portfolio supply. Portfolio pricing in the U.S. in the fourth quarter began to soften, while pricing in the U.K. and Europe remained competitive. We believe that the current pricing environment does not yet reflect increased funding costs that have resulted from higher interest rates.

Throughout 2022 we have noted higher interest rates, elevated levels of inflation, agent staffing challenges as a result of the tight labor market and large foreign exchange rate fluctuations. Higher interest rates will impact funding costs for market participants. However, we believe increased supply will lead to improved portfolio pricing over time. Inflation has put pressure on wages and other costs. We are taking action to control our cost base, including a headcount reduction in support functions at Cabot that we expect will lead to an approximately $4 million pre-tax charge in the first quarter of 2023. We cannot predict the full extent these macroeconomic factors may have on our business, results of operations and financial condition due to numerous evolving factors. See "Part I - Item 1A- Risk Factors" in this Annual Report on Form 10-K.

Government Regulation

As discussed in more detail under "Part I - Item 1—Business - Government Regulation" contained in this Annual Report on Form 10-K, our operations in the United States are subject to federal, state and municipal statutes, rules, regulations and ordinances that establish specific guidelines and procedures that debt purchasers and collectors must follow when collecting consumer accounts, including among others, specific guidelines and procedures for communicating with consumers and prohibitions on unfair, deceptive or abusive debt collection practices. Additionally, our operations in Europe are affected by foreign statutes, rules and regulations regarding debt collection and debt purchase activities. These statutes, rules, regulations, ordinances, guidelines and procedures are modified from time to time by the relevant authorities charged with their administration, which could affect the way we conduct our business.

Portfolio Purchasing and Recovery

MCM (United States)

In the United States, the defaulted consumer receivable portfolios we purchase are primarily charged-off credit card debt portfolios. A small percentage of our capital deployment in the United States is comprised of receivable portfolios subject to Chapter 13 and Chapter 7 bankruptcy proceedings.

We purchase receivables based on robust, account-level valuation methods and employ proprietary statistical and behavioral models across our U.S. operations. These methods and models allow us to value portfolios accurately (limiting the risk of overpaying), avoid buying portfolios that are incompatible with our methods or strategies and align the accounts we purchase with our business channels to maximize future collections. As a result, we have been able to realize significant returns from the receivables we acquire. We maintain strong relationships with many of the largest financial service providers in the United States.

Cabot (Europe)

In Europe, our purchased under-performing debt portfolios primarily consist of paying and non-paying consumer loan accounts. We also purchase: (1) portfolios that are in insolvency status, in particular, individual voluntary arrangements; and (2) non-performing secured mortgage portfolios and real estate assets previously securing mortgage portfolios. When we take possession of the underlying real estate assets or purchase real estate assets, we refer to those as real estate-owned assets, or REO assets.

We purchase paying and non-paying receivable portfolios using a proprietary pricing model that utilizes account-level statistical and behavioral data. This model allows us to value portfolios accurately and quantify portfolio performance in order to maximize future collections. As a result, we have been able to realize significant returns from the assets we have acquired. We maintain strong relationships with many of the largest financial services providers in the United Kingdom.

Purchases and Collections

Portfolio Pricing, Supply and Demand

MCM (United States)

Issuers have continued to sell predominantly fresh portfolios. Fresh portfolios are portfolios that are generally sold within six months of the consumer's account being charged-off by the financial institution. Pricing in the fourth quarter began to soften as a result of increased supply. Issuers continue to sell their volume in mostly forward flow arrangements that are often committed early in the calendar year. We believe growth in lending and rising delinquency rates will drive continued growth in supply. Lending has now surpassed pre-pandemic levels in the U.S. and we have started to see an increase in portfolio supply.

We believe that smaller competitors continue to face difficulties in the portfolio purchasing market because of the high cost to operate due to regulatory pressure and increasing cost of capital. We believe this favors larger participants, like MCM, because the larger market participants are better able to adapt to these pressures and commit to larger forward flow agreements and fluctuating volumes.

Cabot (Europe)

The UK market for charged-off portfolios prior to the COVID-19 pandemic generally provided a relatively consistent pipeline of opportunities, despite a historically low level of charge-off rates, as creditors have embedded debt sales as an integral part of their business models and consumer indebtedness has continued to grow since the financial crisis. An increasing amount of volume is sold in multi-year forward flow arrangements.

The Spanish debt market continues to be one of the largest in Europe with significant debt sales activity and an expectation of a significant amount of debt to be sold and serviced in the future. Additionally, financial institutions continue to experience both market and regulatory pressure to dispose of non-performing loans, which should continue to provide debt purchasing opportunities in Spain.

Banks decreased portfolio sales at the beginning of the COVID-19 pandemic in order to focus on customers' needs. While we have seen a resumption of sales activity across many of our European markets, underlying default rates are generally low by historic levels, and sales levels are expected to fluctuate from quarter to quarter. In general, supply remains below pre-pandemic levels while portfolio pricing remains competitive across our European footprint.

Purchases by Geographic Location

The following table summarizes purchases of receivable portfolios by geographic location during the periods presented *(in thousands)*:

| | Year Ended December 31, | | |
	2022	2021	2020
MCM (United States)	$ 556,000	$ 408,741	$ 542,973
Cabot (Europe)	244,507	255,788	116,899
Total purchases of receivable portfolios	$ 800,507	$ 664,529	$ 659,872

In the United States, capital deployment increased during the year ended December 31, 2022, as compared to 2021. The majority of our deployments in the U.S. come from forward flow agreements, and the timing, contract duration, and volumes for each contract can fluctuate leading to variation when comparing to prior periods. Portfolio purchases in the U.S. are returning to pre-pandemic levels as supply increases. Capital deployment decreased for the year ended December 31, 2021, as compared to 2020, primarily due to a decrease in supply and maintaining our pricing discipline.

In Europe, capital deployment decreased during the year ended December 31, 2022, as compared to 2021. The decrease was primarily due to the unfavorable impact from foreign currency translation driven by the strengthening of the U.S. dollar against the British Pound. Portfolio purchases in Europe remain below pre-pandemic average levels. In the UK, bank delinquencies remain at relatively low levels, and the level of outstanding unsecured consumer borrowings, while increasing, is still below pre-pandemic levels. European capital deployment increased for the year ended December 31, 2021, as compared to 2020. The increase was primarily the result of significantly lower capital deployment during 2020 driven by limited supply of portfolios and a continuation of our disciplined purchasing process.

During the years ended December 31, 2022, 2021, and 2020, we also invested $39.3 million, $17.1 million, and $1.5 million in REO assets, respectively.

Collections from Purchased Receivables by Channel and Geographic Location

We utilize three channels for the collection of our purchased receivables: call center and digital collections; legal collections; and collection agencies. The call center and digital collections channel consists of collections that result from our call centers, direct mail program and online collections. The legal collections channel consists of collections that result from our internal legal channel or from our network of retained law firms. The collection agencies channel consists of collections from third-party collections agencies to whom we pay a fee or commission. We utilize this channel to supplement capacity in our internal call centers, to service accounts in regions where we do not have collections operations or for accounts purchased where we maintain the collection agency servicing relationship. The following table summarizes the total collections by collection channel and geographic area during the periods presented (*in thousands*):

	Year Ended December 31,		
	2022	2021	2020
MCM (United States):			
Call center and digital collections	$ 772,728	$ 971,459	$ 941,682
Legal collections	581,078	662,810	573,510
Collection agencies	1,126	7,429	13,750
Subtotal	1,354,932	1,641,698	1,528,942
Cabot (Europe):			
Call center and digital collections	203,378	259,666	245,762
Legal collections	193,348	203,339	165,249
Collection agencies	156,545	181,974	142,935
Subtotal	553,271	644,979	553,946
Other geographies:	3,334	20,682	28,960
Total collections from purchased receivables	$ 1,911,537	$ 2,307,359	$ 2,111,848

Gross collections from purchased receivables decreased by $395.8 million, or 17.2%, to $1,911.5 million during the year ended December 31, 2022, from $2,307.4 million during the year ended December 31, 2021. The decrease of collections in the United States was primarily a result of an unusually high level of collections in 2021 resulting from changes in consumer behavior during the COVID-19 pandemic. The decrease was also a result of lower purchasing volumes in recent periods due to the COVID-19 pandemic. The changes in consumer behavior that resulted from the impacts of the COVID-19 pandemic, while more prevalent a year ago, continued through the first half of 2022. We believe the pandemic-related drivers of this changed behavior have normalized. The decrease in collections from purchased receivables in Europe was primarily due to the unfavorable impact from foreign currency translation, primarily by the strengthening of the U.S. dollar against the British Pound. In addition, continuing labor market tightness in the UK affected agent staffing levels and, consequently, mildly impacted collections for the year.

Gross collections from purchased receivables increased $195.5 million, or 9.3%, to $2,307.4 million during the year ended December 31, 2021, from $2,111.8 million during the year ended December 31, 2020. The increase of collections in the United States was primarily driven by changes in consumer behavior during the COVID-19 pandemic, an increase in legal channel collections and our continued effort in improving liquidation. We were frequently being called upon by our consumers to assist them with their financial recovery through inbound calls and online digital interaction. The large volume of consumer contact resulted in a significant increase in collections and improved our operating efficiency. The increase in collections from purchased receivables in Europe was primarily due to reduced collections in the prior year resulting from the impacts of the COVID-19 pandemic and the favorable impact from foreign currency translation, primarily by the weakening of the U.S. dollar against the British Pound.

Results of Operations

Results of operations, in dollars and as a percentage of total revenues, adjusted by net allowances, were as follows for the periods presented *(in thousands, except percentages)*:

| | **Year Ended December 31,** | | | | | |
	2022		**2021**		**2020**	
Revenues						
Revenue from receivable portfolios	$ 1,202,361	85.9 %	$ 1,287,730	79.8 %	$ 1,374,717	91.5 %
Changes in recoveries	93,145	6.7 %	199,136	12.3 %	7,246	0.5 %
Total debt purchasing revenue	1,295,506	92.6 %	1,486,866	92.1 %	1,381,963	92.0 %
Servicing revenue	94,922	6.8 %	120,778	7.5 %	115,118	7.7 %
Other revenues	7,919	0.6 %	6,855	0.4 %	4,319	0.3 %
Total revenues	1,398,347	100.0 %	1,614,499	100.0 %	1,501,400	100.0 %
Operating expenses						
Salaries and employee benefits	375,135	26.8 %	385,178	23.9 %	378,176	25.2 %
Cost of legal collections	217,944	15.6 %	254,280	15.7 %	239,071	15.9 %
General and administrative expenses	145,798	10.4 %	137,695	8.6 %	149,113	9.9 %
Other operating expenses	111,234	8.0 %	106,938	6.6 %	108,944	7.3 %
Collection agency commissions	35,568	2.5 %	47,057	2.9 %	49,754	3.3 %
Depreciation and amortization	50,494	3.6 %	50,079	3.1 %	42,780	2.8 %
Total operating expenses	936,173	66.9 %	981,227	60.8 %	967,838	64.4 %
Income from operations	462,174	33.1 %	633,272	39.2 %	533,562	35.6 %
Other expense						
Interest expense	(153,308)	(11.0)%	(169,647)	(10.5)%	(209,356)	(14.0)%
Loss on extinguishment of debt	—	— %	(9,300)	(0.6)%	(40,951)	(2.7)%
Other income (expense)	2,123	0.1 %	(17,784)	(1.1)%	(357)	— %
Total other expense	(151,185)	(10.9)%	(196,731)	(12.2)%	(250,664)	(16.7)%
Income before income taxes	310,989	22.2 %	436,541	27.0 %	282,898	18.9 %
Provision for income taxes	(116,425)	(8.3)%	(85,340)	(5.2)%	(70,374)	(4.7)%
Net income	194,564	13.9 %	351,201	21.8 %	212,524	14.2 %
Net income attributable to noncontrolling interest	—	0.0 %	(419)	(0.1)%	(676)	(0.1)%
Net income attributable to Encore Capital Group, Inc. stockholders	$ 194,564	13.9 %	$ 350,782	21.7 %	$ 211,848	14.1 %

Comparison of Results of Operations

Our Annual Report on Form 10-K for the year ended December 31, 2021 includes discussion and analysis of our financial condition and results of operations for the year ended December 31, 2021 as compared to the year ended December 31, 2020 in Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues primarily include debt purchasing revenue, which is revenue recognized from engaging in debt purchasing and recovery activities. We apply our charge-off policy and fully write-off the amortized costs (*i.e.*, face value net of noncredit discount) of the individual receivables we acquire immediately after purchasing the portfolio. We then record a negative allowance that represents the present value of all expected future recoveries for pools of receivables that share similar risk characteristics using a discounted cash flow approach, which is presented as "Investment in receivable portfolios, net" in our consolidated statements of financial condition. The discount rate is an effective interest rate (or "purchase EIR") established based on the purchase price of the portfolio and the expected future cash flows at the time of purchase.

Debt purchasing revenue includes two components:

(1) *Revenue from receivable portfolios*, which is the accretion of the discount on the negative allowance due to the passage of time (generally the portfolio balance multiplied by the EIR), and

(2) *Changes in recoveries*, which includes:

    (a) Recoveries above (below) forecast, which is the difference between (i) actual cash collected/recovered during the current period and (ii) expected cash recoveries for the current period, which generally represents over or under performance for the period; and

    (b) Changes in expected future recoveries, which is the present value change of expected future recoveries, where such change generally results from (i) collections "pulled forward from" or "pushed out to" future periods (i.e. amounts either collected early or expected to be collected later) and (ii) magnitude and timing changes to estimates of expected future collections (which can be increases or decreases).

Certain pools already fully recovered their cost basis and became zero basis portfolios ("ZBA") prior to our adoption of the accounting standard for Financial Instruments - Credit Losses ("CECL") in January 2020. We did not establish a negative allowance for these pools as we elected the Transition Resource Group for Credit Losses' practical expedient to retain the integrity of these legacy pools. Similar to how we treated ZBA collections prior to the adoption of CECL, all subsequent collections to the ZBA pools are recognized as ZBA revenue, which is included in revenue from receivable portfolios in our consolidated statements of income.

Servicing revenue consists primarily of fee-based income earned on accounts collected on behalf of others, primarily credit originators. We earn fee-based income by providing debt servicing (such as early stage collections, BPO, contingent collections, trace services and litigation activities) to credit originators for non-performing loans in Europe.

Other revenues primarily include revenues recognized from the sale of real estate assets that are acquired as a result of our investments in non-performing secured residential mortgage portfolios and real estate assets in Europe and LAAP.

The following table summarizes revenues for the periods presented (*in thousands, except percentages)*:

| | Year Ended December 31, | | | |
	2022	2021	$ Change	% Change
Revenue recognized from portfolio basis	$ 1,169,010	$ 1,240,656	$ (71,646)	(5.8)%
ZBA revenue	33,351	47,074	(13,723)	(29.2)%
Revenue from receivable portfolios	1,202,361	1,287,730	(85,369)	(6.6)%
Recoveries above forecast	29,253	326,006	(296,753)	(91.0)%
Changes in expected future recoveries	63,892	(126,870)	190,762	(150.4)%
Changes in recoveries	93,145	199,136	(105,991)	(53.2)%
Debt purchasing revenue	1,295,506	1,486,866	(191,360)	(12.9)%
Servicing revenue	94,922	120,778	(25,856)	(21.4)%
Other revenues	7,919	6,855	1,064	15.5 %
Total revenues	$ 1,398,347	$ 1,614,499	$ (216,152)	(13.4)%

Our operating results are impacted by foreign currency translation, which represents the effect of translating operating results where the functional currency is different than our U.S. dollar reporting currency. The strengthening of the U.S. dollar relative to other foreign currencies has an unfavorable impact on our international revenues, and the weakening of the U.S. dollar relative to other foreign currencies has a favorable impact on our international revenues. Our revenues were unfavorably impacted by approximately $42.3 million due to foreign currency translation, primarily as a result of the strengthening of the U.S. dollar, against the British Pound by approximately 11.6%, during the year ended December 31, 2022 as compared to the year ended December 31, 2021.

The decrease in revenue recognized from portfolio basis during the year ended December 31, 2022 as compared to the year ended December 31, 2021, other than resulting from the unfavorable impact from foreign currency translation discussed above, was primarily due to lower portfolio basis (i.e., a lower investment in receivable balance) driven by a lower volume of purchases in recent periods.

As discussed above, ZBA revenue represents collections from our legacy ZBA pools. We expect our ZBA revenue to continue to decline as we collect on these legacy pools. We do not expect to have new ZBA pools in the future.

Recoveries above or below forecast represent over and under-performance in the reporting period, respectively. Collections were above projected cash recoveries in the first half of 2022 but the over-performance was partially offset by the under-performance in the second half of 2022. In previous periods we had experienced an unusually high level of collections resulting from changes in consumer behavior in the United States during the COVID-19 pandemic in addition to improvements in collections capabilities, and therefore increased expected future cash recoveries for certain pool groups. The pandemic-related drivers of this changed behavior have normalized in recent quarters, and for the second half of 2022, collections under-performed the revised projected cash recoveries and therefore reduced the collections over-performance for the year ended December 31, 2022 to approximately $29.3 million.

When reassessing the forecasts of expected lifetime recoveries during the year ended December 31, 2022, management considered, among other factors, historical and current collection performance, changes in consumer behaviors, and macroeconomic environment. We update our expected future recovery each quarter, the re-evaluations resulted in a net positive change in expected future recoveries in the first half of 2022, however, due to collection under-performance we started to experience in the second half of the year, during the three months ended December 31, 2022, we reduced our future estimated collections by approximately 1.5%, which in turn, when discounted to present value, resulted in a negative change in expected future period recoveries of approximately $64.0 million for the quarter. This negative change in expected recoveries recognized in the fourth quarter reduced the positive change in expected recoveries previous recorded and resulted in a total net positive change of expected future recoveries of approximately $63.9 million during the year ended December 31, 2022.

Recoveries above forecast were approximately $326.0 million during the year ended December 31, 2021, primarily due to changes in consumer behavior during the COVID-19 pandemic. Despite the collections over-performance, we recorded approximately $126.9 million in net negative change in expected future period recoveries during the year ended December 31, 2021, primarily based on our assumption that the majority of the over-performance was due to acceleration in the timing of collections rather than an increase to total expected future recoveries.

The following tables summarize collections from purchased receivables, revenue from receivable portfolios, end of period receivable balance and other related supplemental data, by year of purchase (*in thousands, except percentages*):

	Year Ended December 31, 2022			As of December 31, 2022	
	Collections	Revenue from Receivable Portfolios	Changes in Recoveries	Investment in Receivable Portfolios	Monthly EIR
United States:					
ZBA	$ 33,317	$ 33,317	$ —	$ —	— %
2011	18,425	16,490	1,745	1,328	88.6 %
2012	20,173	17,031	3,184	3,090	42.0 %
2013	43,687	44,642	(3,503)	7,400	40.5 %
2014	25,212	16,400	5,244	19,351	6.7 %
2015	25,655	13,960	1,530	26,369	3.9 %
2016	51,650	28,222	3,519	46,633	4.1 %
2017	85,348	52,769	3,275	62,577	5.5 %
2018	144,566	73,850	30,015	128,965	3.9 %
2019	256,444	130,768	62,008	236,904	3.8 %
2020	311,573	148,651	83,962	281,325	3.7 %
2021	240,605	160,520	(19,221)	280,247	3.9 %
2022	98,277	79,830	7,251	542,063	3.1 %
Subtotal	1,354,932	816,450	179,009	1,636,252	4.0 %
Europe:					
ZBA	34	34	—	—	— %
2013	68,938	59,888	(12,516)	137,297	3.2 %
2014	65,156	49,286	3,070	127,791	3.0 %
2015	42,640	30,477	(2,377)	95,343	2.5 %
2016 [1]	40,200	30,292	(5,771)	81,618	2.8 %
2017	61,762	38,988	(27,217)	138,529	1.9 %
2018	61,691	39,718	(23,906)	179,646	1.6 %
2019	63,607	38,051	(5,338)	148,997	1.9 %
2020	45,757	28,083	3,253	93,273	2.2 %
2021	66,529	46,451	(12,637)	188,975	1.9 %
2022	36,957	24,643	(2,425)	227,353	1.6 %
Subtotal	553,271	385,911	(85,864)	1,418,822	2.1 %
Other geographies: [2]					
All vintages	3,334	—	—	33,187	— %
Subtotal	3,334	—	—	33,187	— %
Total	$ 1,911,537	$ 1,202,361	$ 93,145	$ 3,088,261	3.1 %

(1) Portfolio balance includes non-accrual pool groups. The EIR presented is only for pool groups that accrete portfolio revenue.

(2) All portfolios are on non-accrual basis. Annual pool groups for other geographies have been aggregated for disclosure purposes.

	Year Ended December 31, 2021			As of December 31, 2021	
	Collections	Revenue from Receivable Portfolios	Changes in Recoveries	Investment in Receivable Portfolios	Monthly EIR
United States:					
ZBA	$ 44,098	$ 44,098	$ —	$ —	—%
2011	24,216	17,680	6,358	1,517	88.6%
2012	24,941	17,904	6,057	3,048	42.0%
2013	58,776	48,451	10,571	9,951	40.5%
2014	34,896	22,801	1,096	22,921	6.7%
2015	42,774	20,914	5,642	36,544	3.9%
2016	87,717	39,458	17,015	66,606	4.1%
2017	144,243	72,660	25,636	92,180	5.4%
2018	228,919	100,124	33,363	170,489	3.8%
2019	400,250	173,946	59,235	301,489	3.8%
2020	430,514	194,623	101,747	360,847	3.7%
2021	120,354	81,490	13,528	381,590	3.9%
Subtotal	1,641,698	834,149	280,248	1,447,182	4.4%
Europe:					
ZBA	96	95	—	—	—%
2013	93,907	80,836	(38,919)	178,115	3.2%
2014	84,169	63,648	(17,446)	157,691	3.0%
2015	57,758	40,064	(10,741)	122,000	2.4%
2016 [1]	50,980	40,117	(7,321)	107,202	2.8%
2017	86,107	54,248	(15,455)	207,560	1.9%
2018	80,629	53,443	(23,720)	246,573	1.6%
2019	88,448	50,465	(2,676)	198,269	1.8%
2020	59,803	33,962	22,121	118,991	2.3%
2021	43,082	28,161	9,347	240,890	1.9%
Subtotal	644,979	445,039	(84,810)	1,577,291	2.2%
Other geographies: [2]					
All vintages	20,682	8,542	3,698	41,080	—%
Subtotal	20,682	8,542	3,698	41,080	—%
Total	$ 2,307,359	$ 1,287,730	$ 199,136	$ 3,065,553	3.3%

(1) Portfolio balance includes non‑accrual pool groups. The EIR presented is only for pool groups that accrete portfolio revenue.

(2) All portfolios are on non‑accrual basis subsequent to the sale of our investments in Colombia and Peru in August 2021. Annual pool groups for other geographies have been aggregated for disclosure purposes.

The decrease in servicing revenues during the year ended December 31, 2022, as compared to the year ended December 31, 2021, was primarily attributable to reduced service demand from BPO clients and the unfavorable impact of foreign currency translation, which was primarily the result of the strengthening of the U.S. dollar against the British Pound.

Other revenues increased during the year ended December 31, 2022, as compared to the year ended December 31, 2021, primarily driven by the increased sale of real estate assets. The increase was partially offset by the unfavorable impact of foreign currency translation, which was primarily the result of the strengthening of the U.S. dollar against the British Pound and the Euro.

Operating Expenses

The following table summarizes operating expenses during the periods presented (*in thousands, except percentages*):

	2022	2021	$ Change	$ Change
		Year Ended December 31,		
Salaries and employee benefits	$ 375,135	$ 385,178	$ (10,043)	(2.6)%
Cost of legal collections	217,944	254,280	(36,336)	(14.3)%
General and administrative expenses	145,798	137,695	8,103	5.9 %
Other operating expenses	111,234	106,938	4,296	4.0 %
Collection agency commissions	35,568	47,057	(11,489)	(24.4)%
Depreciation and amortization	50,494	50,079	415	0.8 %
Total operating expenses	$ 936,173	$ 981,227	$ (45,054)	(4.6)%

Our operating results are impacted by foreign currency translation, which represents the effect of translating operating results where the functional currency is different than our U.S. dollar reporting currency. The strengthening of the U.S. dollar relative to other foreign currencies has a favorable impact on our international operating expenses, and the weakening of the U.S. dollar relative to other foreign currencies has an unfavorable impact on our international operating expenses. Our operating expenses were favorably impacted by approximately $38.1 million due to foreign currency translation, primarily as a result of the strengthening of the U.S. dollar against the British Pound by approximately 11.6% for the year ended December 31, 2022, as compared to the year ended December 31, 2021.

Operating expenses are explained in more detail as follows:

Salaries and Employee Benefits

The decrease in salaries and employee benefits during the year ended December 31, 2022, compared to the year ended December 31, 2021, was primarily due to the following reasons:

- Decrease of average headcount;
- Favorable impact of foreign currency translation of $18.5 million, primarily by the strengthening of the U.S. dollar against the British Pound;
- Decrease in stock-based compensation expense of $2.9 million primarily attributed to expense reversals due to forfeiture of certain stock awards; and
- The decrease was partially offset by increased salaries due to market adjustments.

Cost of Legal Collections

Cost of legal collections primarily includes contingent fees paid to our external network of attorneys and the cost of litigation. We pursue legal collections using a network of attorneys that specialize in collection matters and through our internal legal channel. Under the agreements with our contracted attorneys, we advance certain out-of-pocket court costs. Cost of legal collections does not include internal legal channel employee costs, which are included in salaries and employee benefits in our consolidated statements of income.

The following table summarizes our cost of legal collections during the periods presented (*in thousands, except percentages*):

	2022	2021	$ Change	% Change
		Year Ended December 31,		
Court costs	$ 125,289	$ 152,115	$ (26,826)	(17.6)%
Legal collection fees	92,655	102,165	(9,510)	(9.3)%
Total cost of legal collections	$ 217,944	$ 254,280	$ (36,336)	(14.3)%

The decrease in cost of legal collections during the year ended December 31, 2022, compared to the year ended December 31, 2021, was primarily due to the following reasons:

- Decreased court costs due to fewer placements in the legal collection channel;
- Decreased legal collection fees driven by decreased legal channel collections; and

- Favorable impact of foreign currency translation of approximately $3.9 million primarily driven by the strengthening of the U.S. dollar against the British Pound.

General and Administrative Expenses

The increase in general and administrative expenses during the year ended December 31, 2022, compared to the year ended December 31, 2021, was primarily due to the following reasons:

- Approximately $14.0 million of increased general and administrative expense including costs associated with our return to the office initiatives, business travel, consulting fees, and facilities expense; and
- The increase was partially offset by the favorable impact of foreign currency translation of approximately $5.9 million, primarily by the strengthening of the U.S. dollar against the British Pound.

Other Operating Expenses

The increase in other operating expenses during the year ended December 31, 2022, compared to the year ended December 31, 2021, was primarily due to increased various other operating expenses to support our collection activities. The increase was partially offset by the favorable impact of foreign currency translation of approximately $3.2 million, primarily by the strengthening of the U.S. dollar against the British Pound.

Collection Agency Commissions

Collection agency commissions are commissions paid to third-party collection agencies. Collections through the collections agencies channel are predominately in Europe and vary from period to period depending on, among other things, the number of accounts placed with an agency versus accounts collected internally. Commission rates vary depending on, among other things, the amount of time that has passed since the charge-off of the accounts placed with an agency, the asset class, and the geographic location of the receivables. Generally, freshly charged-off accounts have a lower commission rate than accounts that have been charged off for a longer period of time, and commission rates for purchased bankruptcy portfolios are lower than the commission rates for charged-off credit card accounts. Collection agency commissions decreased due to the decreased placement in this channel during the year ended December 31, 2022, compared to the year ended December 31, 2021.

Depreciation and Amortization

Depreciation and amortization expense remained relatively consistent during the year ended December 31, 2022, compared to the year ended December 31, 2021.

Interest Expense

The following table summarizes our interest expense (*in thousands, except percentages*):

| | Year Ended December 31, | | | |
	2022	2021	$ Change	% Change
Stated interest on debt obligations	$ 137,434	$ 151,861	$ (14,427)	(9.5)%
Amortization of debt issuance costs	14,539	16,223	(1,684)	(10.4)%
Amortization of debt discount	1,335	1,563	(228)	(14.6)%
Total interest expense	$ 153,308	$ 169,647	$ (16,339)	(9.6)%

The decrease in interest expense during the year ended December 31, 2022, compared to the year ended December 31, 2021, was primarily due to the following reasons:

- Decreased interest expense of approximately $11.9 million driven by lower average debt balances of approximately $157.2 million;
- The favorable impact of foreign currency translation of approximately $11.2 million, primarily by the strengthening of the U.S. dollar against the British Pound and the Euro; and
- The decrease was partially offset by the effect from rising interest rates in recent periods of approximately $12.5 million.

Other Income (Expense)

Other income or expense consists primarily of foreign currency exchange gains or losses, interest income and gains or losses recognized on certain transactions outside of our normal course of business. Other income was $2.1 million and other expense was $17.8 million during the years ended December 31, 2022, and 2021, respectively. Other expense recognized during the year ended December 31, 2021 primarily included the loss on the sale of our investment in Colombia and Peru of $17.4 million.

Provision for Income Taxes

During the years ended December 31, 2022, and 2021, we recorded income tax provisions of $116.4 million and $85.3 million, respectively.

The effective tax rates for the respective periods are shown below:

	Year Ended December 31,	
	2022	2021
Federal provision	21.0 %	21.0 %
State provision	5.0 %	2.3 %
Foreign rate differential[1]	(0.3)%	(1.0)%
Change in tax rate[2]	— %	(1.3)%
Change in valuation allowance[3]	13.2 %	(2.3)%
Deductible loss in foreign jurisdiction[4]	(2.7)%	— %
Other	1.2 %	0.8 %
Effective rate	37.4 %	19.5 %

(1) Relates primarily to lower tax rates on income or loss attributable to international operations.

(2) Includes impact of U.K. tax rate increases.

(3) Includes valuation allowances recorded on U.K. deferred tax assets

(4) This represents a deductible loss recognized in a foreign subsidiary that maintains a full valuation allowance on its deferred tax assets. Accordingly, this deductible loss increased the valuation allowance and did not result in any tax benefit during the year ended December 31, 2022.

The effective tax rate for the year ended December 31, 2022 increased to 37.4% as compared to 19.5% for the year ended December 31, 2021. The increase in tax rate was primarily related to recording a full valuation allowance on U.K. deferred tax assets during the three months ended December 31, 2022. The U.K. deferred tax assets include revenue recognition differences between statutory reporting and US GAAP reporting. In evaluating all positive and negative evidence available to determine whether all or some portion of the deferred tax assets will be realized, significant judgement is required and the weight of all available evidence must be considered. A significant piece of objective negative evidence evaluated was the U.K. loss before income taxes for the three-year period ended December 31, 2022. Objective evidence limits the ability to consider subjective evidence, such as projections for future earnings growth. We will continue to evaluate the realizability of deferred tax assets each quarter based on all available positive and negative evidence, including current and cumulative earnings, forecasts of future profitability, statutory carryback and carryforward periods and tax planning strategies. In a period when positive evidence supports a conclusion that a valuation allowance is no longer needed, a tax benefit will be recorded.

Our effective tax rate could fluctuate significantly on a quarterly basis and could be adversely affected to the extent earnings are lower than anticipated in countries that have lower statutory tax rates and higher than anticipated in countries that have higher statutory tax rates.

Non-GAAP Disclosure

In addition to the financial information prepared in conformity with Generally Accepted Accounting Principles ("GAAP"), we provide historical non-GAAP financial information. Management believes that the presentation of such non-GAAP financial information is meaningful and useful in understanding the activities and business metrics of our operations. Management believes that these non-GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our GAAP results, provide a more complete understanding of factors and trends affecting our business.

Management believes that the presentation of these measures provides investors with greater transparency and facilitates comparison of operating results across a broad spectrum of companies with varying capital structures, compensation strategies, derivative instruments, and amortization methods, which provide a more complete understanding of our financial performance, competitive position, and prospects for the future. Readers should consider the information in addition to, but not instead of, our financial statements prepared in accordance with GAAP. This non-GAAP financial information may be determined or calculated differently by other companies, limiting the usefulness of these measures for comparative purposes.

Adjusted EBITDA. Management utilizes adjusted EBITDA (defined as net income before interest income and expense, taxes, depreciation and amortization, stock-based compensation expenses, acquisition, integration and restructuring related expenses, and other charges or gains that are not indicative of ongoing operations), in the evaluation of our operating performance. Adjusted EBITDA for the periods presented is as follows (*in thousands*):

	Year Ended December 31,		
	2022	2021	2020
GAAP net income, as reported	$ 194,564	$ 351,201	$ 212,524
Adjustments:			
Interest expense	153,308	169,647	209,356
Loss on extinguishment of debt	—	9,300	40,951
Interest income	(1,774)	(1,738)	(2,397)
Provision for income taxes	116,425	85,340	70,374
Depreciation and amortization	50,494	50,079	42,780
CFPB settlement fees[1]	—	—	15,009
Stock-based compensation expense	15,402	18,330	16,560
Acquisition, integration and restructuring related expenses[2]	1,213	20,559	4,962
Adjusted EBITDA	$ 529,632	$ 702,718	$ 610,119
Collections applied to principal balance[3]	$ 635,262	$ 843,087	$ 740,350

(1) Amount represents a charge resulting from the Stipulated Judgment with the CFPB. We have adjusted for this amount because we believe it is not indicative of ongoing operations; therefore, adjusting for it enhances comparability to prior periods, anticipated future periods, and our competitors' results.

(2) Amount represents acquisition, integration and restructuring related expenses. We adjust for this amount because we believe these expenses are not indicative of ongoing operations; therefore, adjusting for these expenses enhances comparability to prior periods, anticipated future periods, and our competitors' results.

(3) Collections applied to principal balance is calculated in the table below:

	Year Ended December 31,		
	2022	2021	2020
Collections applied to investment in receivable portfolios, net	$ 709,176	$ 1,019,629	$ 737,131
Less: Changes in recoveries	(93,145)	(199,136)	(7,246)
REO proceeds applied to basis	19,231	22,594	10,465
Collections applied to principal balance	$ 635,262	$ 843,087	$ 740,350

Supplemental Performance Data

The tables included in this supplemental performance data section include detail for purchases, collections and ERC by year of purchase.

Our collection expectations are based on account characteristics and economic variables. Additional adjustments are made to account for qualitative factors that may affect the payment behavior of our consumers and servicing related adjustments to ensure our collection expectations are aligned with our operations. We continue to refine our process of forecasting collections both domestically and internationally with a focus on operational enhancements. Our collection expectations vary between types of portfolio and geographic location. For example, in the UK, due to the higher concentration of payment plans, as compared to the U.S. and other locations in Europe, we expect to receive streams of collections over longer periods of time. As a result, past performance of pools in certain geographic locations or of certain types of portfolio are not necessarily a suitable indicator of future results in other locations or for other types of portfolio.

The supplemental performance data presented in this section is impacted by foreign currency translation, which represents the effect of translating financial results where the functional currency of our foreign subsidiary is different than our U.S. dollar reporting currency. For example, the strengthening of the U.S. dollar relative to other foreign currencies has an unfavorable reporting impact on our international purchases, collections, and ERC, and the weakening of the U.S. dollar relative to other foreign currencies has a favorable impact on our international purchases, collections, and ERC.

We utilize proprietary forecasting models to continuously evaluate the economic life of each pool.

Cumulative Collections Money Multiple - Cumulative Collections from Purchased Receivables to Purchase Price Multiple

The following table summarizes our receivable purchases, related gross collections, and cumulative collections money multiples *(in thousands, except multiples)*:

Year of Purchase	Purchase Price[1]	Cumulative Collections through December 31, 2022												
		<2013	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total[2]	CCMM[3]
United States:														
<2013	$ 2,692,551	$ 4,931,172	$ 904,731	$ 650,989	$ 470,442	$ 320,000	$ 229,963	$ 170,377	$ 136,627	$ 104,898	$ 92,172	$ 71,847	$ 8,083,218	3.0
2013	551,865	—	230,051	397,646	298,068	203,386	147,503	107,399	84,665	64,436	59,859	43,755	1,636,768	3.0
2014	517,650	—	—	144,178	307,814	216,357	142,147	94,929	69,059	47,628	34,896	25,212	1,082,220	2.1
2015	499,052	—	—	—	105,610	231,102	186,391	125,673	85,042	64,133	42,774	25,655	866,380	1.7
2016	553,087	—	—	—	—	110,875	283,035	234,690	159,279	116,452	87,717	51,650	1,043,698	1.9
2017	527,757	—	—	—	—	—	111,902	315,853	255,048	193,328	144,243	85,348	1,105,722	2.1
2018	629,704	—	—	—	—	—	—	175,042	351,696	308,302	228,919	144,566	1,208,525	1.9
2019	675,869	—	—	—	—	—	—	—	174,693	416,315	400,250	256,444	1,247,702	1.8
2020	538,409	—	—	—	—	—	—	—	—	213,450	430,514	311,573	955,537	1.8
2021	404,805	—	—	—	—	—	—	—	—	—	120,354	240,605	360,959	0.9
2022	553,267	—	—	—	—	—	—	—	—	—	—	98,277	98,277	0.2
Subtotal	8,144,016	4,931,172	1,134,782	1,192,813	1,181,934	1,081,720	1,100,941	1,223,963	1,316,109	1,528,942	1,641,698	1,354,932	17,689,006	2.2
Europe:														
2013	619,079	—	134,259	249,307	212,129	165,610	146,993	132,663	113,228	93,203	93,907	68,938	1,410,237	2.3
2014	623,129	—	—	135,549	198,127	156,665	137,806	129,033	105,337	84,255	84,169	65,156	1,096,097	1.8
2015	419,941	—	—	—	65,870	127,084	103,823	88,065	72,277	55,261	57,817	42,660	612,857	1.5
2016	258,218	—	—	—	—	44,641	97,587	83,107	63,198	51,609	51,017	40,214	431,373	1.7
2017	461,571	—	—	—	—	—	68,111	152,926	118,794	87,549	86,107	61,762	575,249	1.2
2018	433,302	—	—	—	—	—	—	49,383	118,266	78,846	80,629	61,691	388,815	0.9
2019	273,354	—	—	—	—	—	—	—	44,118	80,502	88,448	63,607	276,675	1.0
2020	116,899	—	—	—	—	—	—	—	—	22,721	59,803	45,757	128,281	1.1
2021	255,788	—	—	—	—	—	—	—	—	—	43,082	66,529	109,611	0.4
2022	244,507	—	—	—	—	—	—	—	—	—	—	36,957	36,957	0.2
Subtotal	3,705,788	—	134,259	384,856	476,126	494,000	554,320	635,177	635,218	553,946	644,979	553,271	5,066,152	1.4
Other geographies[4]:														
All vintages	340,283	—	10,465	29,828	42,665	109,884	112,383	108,480	75,601	28,960	20,682	3,334	542,282	1.6
Subtotal	340,283	—	10,465	29,828	42,665	109,884	112,383	108,480	75,601	28,960	20,682	3,334	542,282	1.6
Total	$ 12,190,087	$ 4,931,172	$ 1,279,506	$ 1,607,497	$ 1,700,725	$ 1,685,604	$ 1,767,644	$ 1,967,620	$ 2,026,928	$ 2,111,848	$ 2,307,359	$ 1,911,537	$23,297,440	1.9

(1) Adjusted for Put-Backs and Recalls. Put-Backs (“Put-Backs”) and recalls (“Recalls”) represent ineligible accounts that are returned by us or recalled by the seller pursuant to specific guidelines as set forth in the respective purchase agreement.

(2) Cumulative collections from inception through December 31, 2022, excluding collections on behalf of others.

(3) Cumulative Collections Money Multiple (“CCMM”) through December 31, 2022 refers to cumulative collections as a multiple of purchase price.

(4) Annual pool groups for other geographies have been aggregated for disclosure purposes.

Purchase Price Multiple - Total Estimated Collections from Purchased Receivables to Purchase Price Multiple

The following table summarizes our purchases, resulting historical gross collections, estimated remaining gross collections from purchased receivables, and purchase price multiple *(in thousands, except multiples)*:

	Purchase Price[1]		Historical Collections[2]		Estimated Remaining Collections		Total Estimated Gross Collections		Purchase Price Multiple [3]
United States:									
<2013	$	2,692,551	$	8,083,218	$	153,299	$	8,236,517	3.1
2013[4]		551,865		1,636,768		115,148		1,751,916	3.2
2014[4]		517,650		1,082,220		63,280		1,145,500	2.2
2015		499,052		866,380		59,478		925,858	1.9
2016		553,087		1,043,698		107,395		1,151,093	2.1
2017		527,757		1,105,722		172,306		1,278,028	2.4
2018		629,704		1,208,525		289,168		1,497,693	2.4
2019		675,869		1,247,702		518,001		1,765,703	2.6
2020		538,409		955,537		606,154		1,561,691	2.9
2021		404,805		360,959		608,633		969,592	2.4
2022		553,267		98,277		1,102,343		1,200,620	2.2
Subtotal		8,144,016		17,689,006		3,795,205		21,484,211	2.6
Europe:									
2013[4]		619,079		1,410,237		547,366		1,957,603	3.2
2014[4]		623,129		1,096,097		447,993		1,544,090	2.5
2015[4]		419,941		612,857		282,480		895,337	2.1
2016		258,218		431,373		232,580		663,953	2.6
2017		461,571		575,249		313,807		889,056	1.9
2018		433,302		388,815		371,277		760,092	1.8
2019		273,354		276,675		327,105		603,780	2.2
2020		116,899		128,281		213,088		341,369	2.9
2021		255,788		109,611		417,828		527,439	2.1
2022		244,507		36,957		438,188		475,145	1.9
Subtotal		3,705,788		5,066,152		3,591,712		8,657,864	2.3
Other geographies[5]:									
All vintages		340,283		542,282		50,012		592,294	1.7
Subtotal		340,283		542,282		50,012		592,294	1.7
Total	$	12,190,087	$	23,297,440	$	7,436,929	$	30,734,369	2.5

(1) Purchase price refers to the cash paid to a seller to acquire a portfolio less Put-backs, Recalls, and other adjustments. Put-Backs and Recalls represent ineligible accounts that are returned by us or recalled by the seller pursuant to specific guidelines as set forth in the respective purchase agreement.

(2) Cumulative collections from inception through December 31, 2022, excluding collections on behalf of others.

(3) Purchase Price Multiple represents total estimated gross collections divided by the purchase price.

(4) Includes portfolios acquired in connection with certain business combinations.

(5) Annual pool groups for other geographies have been aggregated for disclosure purposes.

Estimated Remaining Gross Collections by Year of Purchase

The following table summarizes our estimated remaining gross collections from purchased receivable portfolios and estimated future cash flows from real estate-owned assets *(in thousands)*:

					Estimated Remaining Gross Collections by Year of Purchase[1]						
	2023	2024	2025	2026	2027	2028	2029	2030	2031	>2031	Total[2]
United States:											
<2013	$ 50,278	$ 34,980	$ 24,068	$ 16,498	$ 11,221	$ 7,432	$ 4,646	$ 2,684	$ 1,243	$ 249	$ 153,299
2013[3]	34,483	24,436	17,314	12,269	8,694	6,161	4,367	3,095	2,194	2,135	115,148
2014[3]	19,161	13,366	9,394	6,622	4,670	3,295	2,325	1,641	1,159	1,647	63,280
2015	19,081	12,742	8,524	5,839	4,107	2,895	2,043	1,444	1,024	1,779	59,478
2016	34,944	23,065	15,741	10,393	7,097	4,990	3,515	2,481	1,754	3,415	107,395
2017	55,265	37,092	25,269	17,210	11,461	7,886	5,560	3,930	2,786	5,847	172,306
2018	94,507	62,319	42,304	28,664	19,501	12,869	8,860	6,255	4,429	9,460	289,168
2019	166,494	115,743	76,532	51,099	34,584	23,530	15,622	10,805	7,611	15,981	518,001
2020	194,658	133,429	90,568	60,147	40,788	27,821	18,927	12,644	8,799	18,373	606,154
2021	208,219	131,820	85,566	58,435	39,003	26,749	18,582	12,991	8,982	18,286	608,633
2022	301,345	281,831	168,896	108,646	75,134	51,039	35,633	25,206	17,910	36,703	1,102,343
Subtotal	1,178,435	870,823	564,176	375,822	256,260	174,667	120,080	83,176	57,891	113,875	3,795,205
Europe:											
2013[3]	62,790	57,102	52,210	48,167	44,248	40,258	37,362	33,897	31,276	140,056	547,366
2014[3]	57,125	50,143	44,486	40,489	36,196	33,656	30,251	27,461	24,601	103,585	447,993
2015[3]	37,171	31,998	28,820	25,891	23,451	20,743	19,145	16,925	15,157	63,179	282,480
2016	34,852	32,163	26,115	22,190	19,496	17,244	14,397	12,252	10,823	43,048	232,580
2017	49,786	41,398	35,097	30,312	26,680	22,329	19,482	16,974	14,753	56,996	313,807
2018	55,299	48,588	42,234	36,374	31,805	27,392	23,553	20,201	17,681	68,150	371,277
2019	54,649	46,222	39,167	32,285	26,431	22,440	18,988	16,403	14,309	56,211	327,105
2020	38,059	33,818	28,525	24,028	17,769	13,497	10,613	8,724	7,502	30,553	213,088
2021	62,832	58,648	50,844	45,137	38,622	32,016	26,309	21,045	18,144	64,231	417,828
2022	69,409	67,595	57,222	47,722	39,942	33,565	27,976	22,619	18,102	54,036	438,188
Subtotal	521,972	467,675	404,720	352,595	304,640	263,140	228,076	196,501	172,348	680,045	3,591,712
Other geographies[4]:											
All vintages	8,345	7,001	5,837	4,989	4,304	3,689	3,208	2,837	2,397	7,405	50,012
Subtotal	8,345	7,001	5,837	4,989	4,304	3,689	3,208	2,837	2,397	7,405	50,012
Portfolio ERC	1,708,752	1,345,499	974,733	733,406	565,204	441,496	351,364	282,514	232,636	801,325	7,436,929
REO ERC[5]	28,844	33,277	34,196	10,161	4,005	5,594	1,997	—	—	—	118,074
Total ERC	$1,737,596	$1,378,776	$1,008,929	$ 743,567	$569,209	$447,090	$353,361	$282,514	$232,636	$801,325	$7,555,003

(1) As of December 31, 2022, ERC for Zero Basis Portfolios includes approximately $67.2 million for purchased consumer and bankruptcy receivables in the United States. ERC for Zero Basis Portfolios in Europe and other geographies was immaterial. ERC also include approximately $50.0 million from non-accrual portfolios, primarily in other geographies.

(2) Represents the expected remaining gross cash collections over a 180-month period. As of December 31, 2022, ERC for 84-month and 120-month periods were:

	84-Month ERC	120-Month ERC
United States	$ 3,540,263	$ 3,721,567
Europe	2,542,818	3,063,436
Other geographies	37,373	44,592
Portfolio ERC	6,120,454	6,829,595
REO ERC	118,074	118,074
Total ERC	$ 6,238,528	$ 6,947,669

(3) Includes portfolios acquired in connection with certain business combinations.

(4) Annual pool groups for other geographies have been aggregated for disclosure purposes.

(5) Real estate-owned assets ERC includes approximately $116.7 million and $1.4 million of estimated future cash flows for Europe and Other Geographies, respectively.

Estimated Future Collections Applied to Investment in Receivable Portfolios

As of December 31, 2022, we had $3.1 billion in investment in receivable portfolios. The estimated future collections applied to the investment in receivable portfolios net balance is as follows *(in thousands)*:

Years Ending December 31,	United States	Europe	Other Geographies	Total Amortization
2023	$ 481,841	$ 183,248	$ 8,108	$ 673,197
2024	395,197	170,947	5,317	571,461
2025	248,277	147,156	4,416	399,849
2026	161,613	129,124	3,757	294,494
2027	109,337	110,987	3,169	223,493
2028	73,435	95,439	2,689	171,563
2029	50,129	83,087	2,311	135,527
2030	34,745	71,352	2,034	108,131
2031	24,599	64,424	1,386	90,409
2032	17,584	59,915	—	77,499
2033	12,931	56,948	—	69,879
2034	9,519	56,298	—	65,817
2035	7,344	57,717	—	65,061
2036	6,060	62,788	—	68,848
2037	3,641	69,392	—	73,033
Total	$ 1,636,252	$ 1,418,822	$ 33,187	$ 3,088,261

Headcount by Function by Geographic Location

The following table summarizes our headcount by function and by geographic location:

	Headcount as of December 31,		
	2022	2021	2020
United States:			
General & Administrative	929	1,049	1,167
Account Manager	306	310	389
Subtotal	1,235	1,359	1,556
Europe:			
General & Administrative	1,030	1,023	997
Account Manager	2,062	1,990	2,483
Subtotal	3,092	3,013	3,480
Other Geographies[1]:			
General & Administrative	1,150	1,128	1,227
Account Manager	1,456	1,104	1,462
Subtotal	2,606	2,232	2,689
Total	6,933	6,604	7,725

---

(1) Headcount for other geographies includes employees in India and Costa Rica that service accounts originated in the United States.

Liquidity and Capital Resources

Liquidity

The following table summarizes our cash flow activities for the periods presented *(in thousands)*:

	Year Ended December 31,		
	2022	2021	2020
Net cash provided by operating activities	$ 210,681	$ 303,053	$ 312,864
Net cash (used in) provided by investing activities	(130,235)	339,896	82,826
Net cash used in financing activities	(107,445)	(655,692)	(403,200)

Operating Cash Flows

Cash flows from operating activities represent the cash receipts and disbursements related to all of our activities other than investing and financing activities.

Net cash provided by operating activities was $210.7 million, $303.1 million, and $312.9 million during the years ended December 31, 2022, 2021, and 2020, respectively. Operating cash flows are derived by adjusting net income for non-cash operating items such as depreciation and amortization, changes in recoveries, stock-based compensation charges, and changes in operating assets and liabilities which reflect timing differences between the receipt and payment of cash associated with transactions and when they are recognized in results of operations. The changes in net cash provided by operating activities during the years ended December 31, 2022, 2021, and 2020, were primarily affected by net income, and changes in expected recoveries during the respective periods.

Investing Cash Flows

Net cash used in investing activities was $130.2 million during the year ended December 31, 2022. Net cash provided by investing activities was $339.9 million and $82.8 million during the years ended December 31, 2021 and 2020, respectively. Cash provided by or used in investing activities is primarily affected by receivable portfolio purchases offset by collection proceeds applied to the principal of our receivable portfolios. Receivable portfolio purchases were $790.6 million, $657.3 million, and $644.0 million during the years ended December 31, 2022, 2021, and 2020, respectively. Collection proceeds applied to the principal of our receivable portfolios were $709.2 million, $1,019.6 million, and $737.1 million during the years ended December 31, 2022, 2021, and 2020, respectively.

Financing Cash Flows

Net cash used in financing activities was $107.4 million, $655.7 million, and $403.2 million during the years ended December 31, 2022, 2021, and 2020, respectively. Financing cash flows are generally affected by borrowings under our credit facilities and proceeds from various debt offerings, offset by repayments of amounts outstanding under our credit facilities and repayments of various notes. Borrowings under our credit facilities were $779.5 million, $821.9 million and $1,820.6 million during the years ended December 31, 2022, 2021, and 2020, respectively. Repayments of amounts outstanding under our credit facilities were $515.7 million, $896.4 million and $2,290.8 million during the years ended December 31, 2022, 2021, and 2020, respectively. Proceeds from the issuance of senior secured notes were $353.7 million and $1,313.4 million during the years ended December 31 2021 and 2020, respectively. Repayments of senior secured notes were $39.1 million, $359.2 million and $1,033.8 million during the years ended December 31, 2022, 2021, and 2020, respectively. We repaid $221.2 million, $161.0 million, and $89.4 million of convertible senior notes using cash on hand during the years ended December 31, 2022, 2021, and 2020, respectively.

Capital Resources

Our primary sources of capital are cash collections from our investment in receivable portfolios, bank borrowings, debt offerings, and equity offerings. Depending on the capital markets, we consider additional financings to fund our operations and any potential acquisitions. From time to time, we may repurchase outstanding debt or equity and/or restructure or refinance debt obligations. Our primary cash requirements include funding the purchase of receivable portfolios, operating expenses, the payment of interest and principal on borrowings, the payment of income taxes, funding any entity acquisitions and share repurchases.

We are in material compliance with all covenants under our financing arrangements. See "Note 6: Borrowings" in the notes to our consolidated financial statements for a further discussion of our debt. Available capacity under our Global Senior Facility was $478.3 million as of December 31, 2022.

Our Board of Directors has approved a $300.0 million share repurchase program. Repurchases under this program are expected to be made from cash on hand and/or a drawing from our Global Senior Facility and may be made from time to time, subject to market conditions and other factors, in the open market, through private transactions, block transactions, or other methods as determined by our management and Board of Directors, and in accordance with market conditions, other corporate considerations, and applicable regulatory requirements. The program does not obligate us to acquire any particular amount of common stock, and it may be modified or suspended at our discretion. During the year ended December 31, 2022, we repurchased 1,497,184 shares of our common stock for approximately $86.9 million under the share repurchase program. As of December 31, 2022, we had remaining authority to purchase $91.9 million of our common stock. Our practice is to retire the shares repurchased.

Our cash and cash equivalents as of December 31, 2022, consisted of $16.7 million held by U.S.-based entities and $127.2 million held by foreign entities. Most of our cash and cash equivalents held by foreign entities is indefinitely reinvested and may be subject to material tax effects if repatriated. However, we believe that our sources of cash and liquidity are sufficient to meet our business needs in the United States and do not expect that we will need to repatriate the funds.

Included in cash and cash equivalents is cash that was collected on behalf of, and remains payable to, third-party clients. The balance of cash held for clients was $17.8 million and $29.3 million as of December 31, 2022 and 2021, respectively.

Cash from operations could also be affected by various risks and uncertainties, including, but not limited to, timing of cash collections from our consumers, and other risks detailed in our Risk Factors. However, we believe that we have sufficient liquidity to fund our operations for at least the next twelve months, given our expectation of continued positive cash flows from operations, our cash and cash equivalents, our access to capital markets, and availability under our credit facilities. Our future cash needs will depend on our acquisitions of portfolios and businesses.

Future Contractual Cash Obligations

The following table summarizes our future contractual cash obligations as of December 31, 2022 (*in thousands*):

	Payment Due By Period				
Contractual Obligations	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Principal payments on debt	$ 2,935,550	$ 221,758	$ 517,142	$ 1,449,106	$ 747,544
Estimated interest payments[1]	559,206	148,694	275,893	122,979	11,640
Finance leases	5,904	3,229	2,660	15	—
Operating leases	98,598	17,691	32,439	24,939	23,529
Purchase commitments on receivable portfolios	444,013	426,261	17,752	—	—
Total contractual cash obligations[2]	$ 4,043,271	$ 817,633	$ 845,886	$ 1,597,039	$ 782,713

(1) Estimated interest payments are calculated based on outstanding principal amounts, applicable fixed interest rates or currently effective interest rates as of December 31, 2022 for variable rate debt, timing of scheduled payments and the term of the debt obligations.

(2) We had approximately $4.9 million of liabilities and accrued interests related to uncertain tax positions as of December 31, 2022. We are unable to reasonably estimate the timing of the cash settlement with the tax authorities due to uncertainties related to these tax matters and, as a result, these obligations are not included in the table. See "Note 11: Income Taxes" to our consolidated financial statements for additional information on our uncertain tax positions.

Critical Accounting Estimates

We prepare our financial statements, in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. "Note 1: Ownership, Description of Business, and Summary of Significant Accounting Policies" of the notes to the consolidated financial statements describes the significant accounting policies and methods used in the preparation of our consolidated financial statements.

We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from these estimates and such differences may be material. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss further below. We have reviewed our critical accounting policies and estimates with the audit committee of our board of directors.

Investment in Receivable Portfolios and Related Revenue. Effective January 1, 2020, our investment in receivable portfolios is accounted for under CECL.

Receivable portfolio purchases are aggregated into pools based on similar risk characteristics. Examples of risk characteristics include financial asset type, collateral type, size, interest rate, date of origination, term, and geographic location. Our static pools are typically grouped into credit card, purchased consumer bankruptcy, and mortgage portfolios. We further group these static pools by geographic location. Once a pool is established, the portfolios will remain in the designated pool unless the underlying risk characteristics change. The purchase EIR of a pool will not change over the life of the pool even if expected future cash flows change.

Revenue is recognized for each static pool over the economic life of the pool. We make significant assumptions in determining the economic life of a pool, including the reasonable and supportable economic forecast period based on asset type and geography, which considers the availability of forward-looking scenarios and their respective time horizons. In general, we forecast recoveries over one or two years prior to reverting to historical averages at an estimate-level over the remaining life using various methodologies depending on the asset type and geography. The speed at which forecasts revert varies based on the spread between the forecast period and historical data. In addition, estimated recoveries include a qualitative component, which generally reflects management's assessment of macroeconomic environment and business initiatives. We continue to evaluate the reasonable economic life of a pool and reversion method on an ongoing basis. Revenue primarily includes two components: (1) accretion of the discount on the negative allowance due to the passage of time, and (2) changes in expected cash flows, which includes (a) Recoveries above or below forecast, which is the difference between (i) actual cash collected/ recovered during the current period and (ii) expected cash recoveries for the current period, which generally represents over or under performance for the period; and (b) Changes in expected future recoveries, which is the present value change of expected future recoveries, where such change generally results from (i) collections "pulled forward from" or "pushed out to" future periods (i.e. amounts either collected early or expected to be collected later) and (ii) magnitude and timing changes to estimates of expected future collections (which can be increases or decreases).

We measure expected future recoveries based on historical experience, current conditions, and reasonable and supportable forecasts. Factors that may change the expected future recoveries may include both internal as well as external factors. Internal factors include operational performance, such as capacity and the productivity of our collection staff. External factors that may have an impact on our collections include macroeconomic conditions, new laws or regulations, and new interpretations of existing laws or regulations. See "Note 4: Investment in Receivable Portfolios, Net" to our consolidated financial statements for further discussion of investment in receivable portfolios.

Valuation of Goodwill and Other Intangible Assets. Business combinations typically result in the recording of goodwill and other intangible assets. The excess of the purchase price over the fair value assigned to the tangible and identifiable intangible assets, liabilities assumed, and noncontrolling interest in the acquiree is recorded as goodwill.

Goodwill is tested annually for impairment and in interim periods if events or changes in circumstances indicate that the assets may be impaired. We perform our annual goodwill impairment assessment at the reporting unit level as of October 1, and any impairment charges resulting from this process are reported in the fourth quarter.

We first assess qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test. The qualitative factors include economic environment, business climate, market capitalization, operating performance, competition, and other factors. If, after completing such assessment, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then there is no need to perform any further testing. If we conclude otherwise, or if we proceed directly to perform a quantitative assessment, then we calculate the fair value of the reporting unit and compare the fair value with the carrying value of the reporting unit.

As described further in "Note 15: Goodwill and Identifiable Intangible Assets" to our consolidated financial statements, we performed quantitative goodwill impairment tests for both the MCM and the Cabot reporting units as of October 1, 2022 and concluded that no goodwill impairment existed at these two reporting units.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. While we believe we have made reasonable estimates and assumptions to estimate the fair value of our reporting units, if: actual results are not consistent with our current estimates and assumptions; management significantly changes its estimates and assumptions; there is a deterioration in market factors outside of our control, such as general economic conditions in the countries in which we operate, discount rates, income tax rates, foreign currency exchange rates, or inflation; or there is a sustained decline in our stock price and market capitalization, goodwill impairment charges may be recorded in future periods. The goodwill impairment charges have no effect on liquidity or capital resources. However, they are a non-cash charge and could adversely affect our financial results in the period recognized.

The determination of the recorded value of intangible assets acquired in a business combination requires management to make estimates and assumptions that affect our consolidated financial statements. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. An estimate of fair value can be affected by many assumptions that require significant judgment. We amortize identifiable intangible assets with finite lives over their useful lives. Changes in strategy and/or market condition may result in adjustments to recorded intangible asset balances or their useful lives.

Income Taxes. We are subject to income taxes in multiple tax jurisdictions worldwide. We record income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards.

Accounting standards regarding income taxes require a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is more likely than not such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a more likely than not criteria. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, tax credit carryforwards and tax planning strategies.

We recorded a valuation allowance on the net deferred tax assets of certain foreign jurisdictions of $66.6 million and $35.9 million as of December 31, 2022 and 2021, respectively. Management will reassess the realization of deferred tax assets each reporting period and consider all available evidence including the scheduled reversal of deferred tax liabilities, sources of taxable income and tax planning strategies. To the extent the financial results of these operations improve and it becomes more likely than not the deferred tax assets are realizable, we will reduce the valuation allowance in the period such determination is made, as appropriate.

Recent Accounting Pronouncements

Information regarding recent accounting pronouncements and the impact of those pronouncements, if any, on our consolidated financial statements is provided in this Annual Report in "Note 1: Ownership, Description of Business, and Summary of Significant Accounting Policies" to our consolidated financial statements.

Item 7A—Quantitative and Qualitative Disclosures About Market Risk

We are exposed to economic risks from foreign currency exchange rates and interest rates. A portion of these risks is hedged, but the risks may affect our financial statements.

Foreign Currency Exchange Rates

We have operations in foreign countries, which expose us to foreign currency exchange rate fluctuations due to transactions denominated in foreign currencies. Our primary foreign currency exposures relate to the British Pound, Euro, and Indian Rupee. We continuously evaluate and manage our foreign currency risk through the use of derivative financial instruments, including foreign currency forward contracts with financial counterparties where practicable. Such derivative instruments are viewed as risk management tools and are not used for speculative or trading purposes.

Cross-currency swap agreements are used to effectively convert fixed-rate Euro-denominated borrowings, including the principal amount of the underlying debt and periodic interest payments, to fixed-rate U.S. dollar denominated debt and are accounted for as cash flow hedges.

We have four cross-currency swap agreements with a total notional amount of €350.0 million (approximately $375.3 million based on an exchange rate of $1.00 to €0.93, the exchange rate as of December 31, 2022) that effectively convert interest and principal payments on €350.0 million of our Euro-denominated debt from Euro to U.S. dollar. The cross-currency derivative instruments have maturities of October 2023. As of December 31, 2022, the cross-currency swap agreements had a fair value liability position of $36.9 million. These swaps eliminate the foreign currency risk associated with the hedged portion of our Euro-denominated borrowings. If the U.S. dollar were to weaken or strengthen against the Euro by 5%, the result would have a favorable or unfavorable effect on the cross-currency swap agreements' fair value of $18.5 million and $19.9 million, respectively.

Interest Rates

We have variable interest-bearing borrowings under our credit facilities that subject us to interest rate risk. We have, from time to time, utilized derivative financial instruments, including interest rate swap contracts and interest rate cap contracts with financial counterparties to manage our interest rate risk. As of December 31, 2022, we held two interest rate cap contracts with a total notional amount of approximately $852.5 million used to manage risk related to interest rate fluctuations. The interest rate cap instruments are designated as cash flow hedges and are accounted for using hedge accounting.

Our variable interest-bearing debt that is not hedged by derivative financial instruments is subject to the risk of interest rate fluctuations. Significant increases in future interest rates on our variable rate debt could lead to a material decrease in future earnings assuming all other factors remain constant. The rates used in our variable interest-bearing debt are based on Term SOFR, or other index rates, which in certain cases are subject to a floor. A hypothetical 50 basis points increase or decrease in interest rates as of December 31, 2022 related to variable rate debt agreements not hedged by derivatives would have a $3.4 million positive or negative impact on income before income taxes.

As of December 31, 2022, our outstanding interest rate cap contracts had a fair value asset position of $36.8 million. If the market interest rates increased 50 basis points, the result would have a favorable effect on the interest rate cap's fair value of $6.0 million. Conversely, if the market interest rates decreased 50 basis points, the result would have an unfavorable effect on the interest rate cap's fair value of $6.0 million.

Our analysis and methods used to assess and mitigate the risks discussed above should not be considered projections of future risks.

Item 8—Financial Statements and Supplementary Data

Our consolidated financial statements, the notes thereto and the Report of BDO USA, LLP, our Independent Registered Public Accounting Firm, are included in this Annual Report on Form 10-K on pages F-1 through F-33.

Item 9—Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A—Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e). Based upon that evaluation, our CEO and CFO concluded that, as of December 31, 2022, our disclosure controls and procedures were effective, at the reasonable assurance level, as of such date.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities and Exchange Act of 1934 as a process designed by, or under the supervision of, our executive management and effected by our board of directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparations of financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision of and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.

As disclosed in "Part II Item 9A Controls and Procedures" in our Annual Report on Form 10-K for the year ended December 31, 2021, we identified a material weakness in internal control related to ineffective controls within our Midland Credit Management operating unit with respect to the determination of certain qualitative factors applied to our estimates of future recoveries.

During the year ended December 31, 2022, management implemented our previously disclosed remediation plan that included documenting and maintaining evidence that demonstrates: (1) that the application of qualitative factors to our forecasts operates at a level of precision that would prevent or detect a material misstatement, (2) that a review of the application of the qualitative factors occurred and (3) that any findings related to the review are appropriately resolved.

During the fourth quarter of 2022, we completed our testing of the operating effectiveness of the implemented controls and found them to be effective. As a result, we have concluded the material weakness has been remediated as of December 31, 2022.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Encore Capital Group, Inc.
San Diego, California

Opinion on Internal Control over Financial Reporting

We have audited Encore Capital Group, Inc.'s (the "Company's") internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated statements of financial condition of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 22, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Item 9A, Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, LLP

San Diego, California

February 22, 2023

Changes in Internal Control over Financial Reporting

Except for the changes in connection with our implementation of the remediation plan discussed in Item 9A, there have been no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B—Other Information

None.

Item 9C—Disclosure Regarding Foreign Jurisdictions that Prevent Inspection

None.

PART III
Item 10—Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to our Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Item 11—Executive Compensation

The information required by this item is incorporated by reference to our Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to our Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Item 13—Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to our Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Item 14—Principal Accountant Fees and Services

The information required by this item is incorporated by reference to our Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Table of Contents

PART IV

Item 15—Exhibits and Financial Statement Schedules

(a) Financial Statements.

The following consolidated financial statements of Encore Capital Group, Inc. are filed as part of this annual report on Form 10-K:

(b) Exhibits.

		Incorporated By Reference				
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed or Furnished Herewith
3.1.1	Restated Certificate of Incorporation	S-1/A	333-77483	3.1	6/14/1999	
3.1.2	Certificate of Amendment to the Certificate of Incorporation	8-K	000-26489	3.1	4/4/2002	
3.1.3	Second Certificate of Amendment to the Certificate of Incorporation	10-Q	000-26489	3.1.3	8/7/2019	
3.2	Amended and Restated Bylaws, as amended through December 13, 2022	8-K	000-26489	3.1	12/16/2022	
4.1	Form of Common Stock Certificate	S-3	333-163876	4.7	12/21/2009	
4.2	Fourth Amended and Restated Senior Secured Note Purchase Agreement (including the forms of the Notes), dated as of September 1, 2020, by and among Encore Capital Group, Inc. and the purchasers named therein	8-K	000-26489	10.2	9/1/2020	
4.2.1	Amendment No. 1 to Fourth Amended and Restated Senior Secured Note Purchase Agreement, dated August 17, 2021, by and among Encore Capital Group, Inc. and the purchasers named therein	10-Q	000-26489	10.2	11/3/2021	
4.2.2	Amendment No. 2 to the Fourth Amended and Restated Senior Secured Note Purchase Agreement, dated March 30, 2022, by and among Encore Capital Group, Inc. and the noteholders party thereto	8-K	000-26489	10.2	4/1/2022	
4.2.3	Amendment No. 3 to Fourth Amended and Restated Senior Secured Note Purchase Agreement, dated November 14, 2022, by and among Encore Capital Group, Inc. and the purchasers named therein					X
4.11	Indenture, dated July 20, 2018, between Encore Capital Europe Finance Limited and MUFG Union Bank, N.A.	8-K	000-26489	4.1	7/20/2018	

55

			Incorporated By Reference			
Exhibit Number	**Exhibit Description**	**Form**	**File Number**	**Exhibit**	**Filing Date**	**Filed or Furnished Herewith**
4.11.1	Supplemental Indenture (including the form of 4.50% Exchangeable Senior Notes due 2023), dated July 20, 2018, among Encore Capital Europe Finance Limited, Encore Capital Group, Inc. and MUFG Union Bank, N.A.	8-K	000-26489	4.2	7/20/2018	
4.11.2	Second Supplemental Indenture, dated October 29, 2020, to the Indenture, dated as of July 20, 2018, by and among Encore Capital Europe Finance Limited, Encore Capital Group, Inc., as guarantor, and MUFG Union Bank, N.A., as trustee	10-Q	000-26489	4.6	11/2/2020	
4.13	Indenture (including form of note), dated September 9, 2019, by and among Encore Capital Group, Inc., Midland Credit Management, Inc., as guarantor, and MUFG Union Bank, N.A., as trustee for 2025 Convertible Notes	8-K	000-26489	4.1	9/10/2019	
4.13.1	First Supplemental Indenture, dated October 29, 2020, to the Indenture, dated as of September 9, 2019, by and among Encore Capital Group, Inc., Midland Credit Management, Inc., as guarantor, and MUFG Union Bank, N.A., as trustee	10-Q	000-26489	4.7	11/2/2020	
4.14	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	10-K	000-26489	4.14	2/26/2020	
4.15	Indenture dated September 24, 2020 between Encore Capital Group, Inc., the subsidiary guarantors party thereto, Citibank, N.A., London Branch as trustee and Truist Bank as security agent for Encore 2025 Notes	8-K	000-26489	4.1	9/24/2020	
4.15.1	First Supplemental Indenture, dated November 14, 2022, to the Indenture, dated September 24, 2020, by and between Encore Capital Group, Inc., the subsidiary guarantors party thereto, Citibank, N.A., London Branch as trustee and Truist Bank as security agent for Encore 2025 Notes					X
4.16	Indenture dated November 23, 2020 between Encore Capital Group, Inc., the subsidiary guarantors party thereto, Citibank, N.A., London Branch as trustee and Truist Bank as security agent for Encore 2026 Notes	8-K	000-26489	4.1	11/23/2020	
4.16.1	First Supplemental Indenture, dated November 14, 2022, to the Indenture, dated November 23, 2020, by and between Encore Capital Group, Inc., the subsidiary guarantors party thereto, Citibank, N.A., London Branch as trustee and Truist Bank as security agent for Encore 2026 Notes					X
4.17	Indenture dated December 21, 2020 between Encore Capital Group, Inc., the subsidiary guarantors party thereto, Citibank, N.A., London Branch as trustee and Truist Bank as security agent for Encore 2028 Floating Rate Notes	8-K	000-26489	4.1	12/21/2020	

			Incorporated By Reference			
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed or Furnished Herewith
4.17.1	First Supplemental Indenture, dated November 14, 2022, to the Indenture, dated December 21, 2020, by and between Encore Capital Group, Inc., the subsidiary guarantors party thereto, Citibank, N.A., London Branch as trustee and Truist Bank as security agent for Encore 2028 Floating Rate Notes					X
4.18	Indenture dated June 1, 2021 between Encore Capital Group, Inc., the subsidiary guarantors party thereto, GLAS Trust Company LLC as trustee and Truist Bank as security agent for Encore 2028 Notes	8-K	000-26489	4.1	6/1/2021	
4.18.1	First Supplemental Indenture, dated November 14, 2022, to the Indenture, dated June 1, 2021, by and between Encore Capital Group, Inc., the subsidiary guarantors party thereto, GLAS Trust Company LLC as trustee and Truist Bank as security agent for Encore 2028 Notes					X
10.1+	Form of Indemnification Agreement	8-K	000-26489	10.1	5/4/2006	
10.4+	Encore Capital Group, Inc. 2013 Incentive Compensation Plan	Def 14A	000-26489	Appendix A	4/26/2013	
10.4.1+	First Amendment to Encore Capital Group, Inc. 2013 Incentive Compensation Plan, dated February 20, 2014	10-K	000-26489	10.84	2/25/2014	
10.4.2+	Form of Non-Incentive Stock Option Agreement under the Encore Capital Group, Inc. 2013 Incentive Compensation Plan	10-Q	000-26489	10.5	8/8/2013	
10.4.8+	Form of Restricted Stock Unit Grant Notice and Agreement (Non-Employee Director) under the Encore Capital Group, Inc. 2013 Incentive Compensation Plan	10-Q	000-26489	10.11	8/8/2013	
10.4.14+	Form of Performance Stock Option Agreement under the Encore Capital Group, Inc. 2013 Incentive Compensation Plan	10-K	000-26489	10.108	2/23/2017	
10.5+	Encore Capital Group, Inc. Executive Separation Plan	10-K	000-26489	10.5	2/23/2022	
10.7+	Non-Employee Director Compensation Program Guidelines, effective June 10, 2022	10-Q	000-26489	10.1	8/3/2022	
10.8+	Non-Employee Director Deferred Stock Compensation Plan	10-Q	000-26489	10.2	8/4/2016	
10.8.1+	First Amendment to Non-Employee Director Deferred Stock Compensation Plan, dated August 11, 2016	10-Q	000-26489	10.1	11/9/2016	
10.11+	The Encore Capital Group, Inc. 2017 Incentive Award Plan	8-K	000-26489	10.3	6/20/2017	
10.11.1+	Form of Restricted Stock Unit Grant Notice and Award Agreement under the Encore Capital Group, Inc. 2017 Incentive Award Plan	8-K	000-26489	10.4	6/20/2017	
10.11.2+	Form of Restricted Stock Unit Grant Notice and Award Agreement under the Encore Capital Group, Inc. 2017 Incentive Award Plan (Executive Separation Plan Participant)	8-K	000-26489	10.5	6/20/2017	
10.11.3+	Form of Restricted Stock Award Grant Notice and Award Agreement under the Encore Capital Group, Inc. 2017 Incentive Award Plan	8-K	000-26489	10.6	6/20/2017	

		Incorporated By Reference				
Exhibit Number	**Exhibit Description**	**Form**	**File Number**	**Exhibit**	**Filing Date**	**Filed or Furnished Herewith**
10.11.4+	Form of Stock Option Grant Notice and Award Agreement under the Encore Capital Group, Inc. 2017 Incentive Award Plan	8-K	000-26489	10.7	6/20/2017	
10.11.5+	Form of Performance Share Unit Award Grant Notice and Award Agreement (EPS) under the Encore Capital Group, Inc. 2017 Incentive Award Plan (Executive Separation Plan Participant)	8-K	000-26489	10.1	3/15/2018	
10.11.6+	Form of Performance Share Unit Award Grant Notice and Award Agreement (EPS) under the Encore Capital Group, Inc. 2017 Incentive Award Plan	8-K	000-26489	10.2	3/15/2018	
10.11.7+	Form of Performance Share Unit Award Grant Notice and Award Agreement (TSR) under the Encore Capital Group, Inc. 2017 Incentive Award Plan (Executive Separation Plan Participant)	8-K	000-26489	10.3	3/15/2018	
10.11.8+	Form of Performance Share Unit Award Grant Notice and Award Agreement (TSR) under the Encore Capital Group, Inc. 2017 Incentive Award Plan	8-K	000-26489	10.4	3/15/2018	
10.11.9+	Form of Performance Share Unit Award Grant Notice and Award Agreement (ROAE) under the Encore Capital Group, Inc. 2017 Incentive Award Plan	10-K	000-26489	10.11.9	2/26/2020	
10.11.10 +	Form of Performance Share Unit Award Grant Notice and Award Agreement (ROIC) under the Encore Capital Group, Inc. 2017 Incentive Award Plan	10-K	000-26489	10.11.10	2/23/2023	
10.19	Amended and Restated Senior Facilities Agreement, dated March 29, 2022, by and among Encore Capital Group, Inc., the several guarantors, banks and other financial institutions and lenders from time to time party thereto and Truist Bank as Agent and Security Agent	8-K	000-26489	10.1	04/01/2022	
10.19.1	Amendment Letter, dated November 9, 2022, to the Amended and Restated Senior Facilities Agreement, dated March 29, 2022, by and among Encore Capital Group, Inc., the several guarantors, banks and other financial institutions and lenders from time to time party thereto and Truist Bank as Agent and Security Agent					X
10.22	Senior Facility Agreement, dated November 12, 2021, between Cabot Securitisation UK Limited, Cabot Financial (UK) Limited, HSBC Corporate Trustee Company (UK) Limited as Security Trustee, HSBC Bank PLC as Senior Agent and Goldman Sachs International Bank as Senior Lender	8-K	000-26489	10.1	11/12/2021	
10.23.1	Letter Agreement, dated July 17, 2018, between Bank of Montreal and Encore Capital Group, Inc. regarding the Base Capped Call Transaction	8-K	000-26489	10.1	7/20/2018	

			Incorporated By Reference			
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed or Furnished Herewith
10.23.2	Letter Agreement, dated July 17, 2018, between Credit Suisse International and Encore Capital Group, Inc. regarding the Base Capped Call Transaction	8-K	000-26489	10.2	7/20/2018	
10.23.3	Letter Agreement, dated July 17, 2018, between Bank of America, N.A. and Encore Capital Group, Inc. regarding the Base Capped Call Transaction	8-K	000-26489	10.3	7/20/2018	
10.23.4	Letter Agreement, dated July 19, 2018, between Bank of Montreal and Encore Capital Group, Inc. regarding the Additional Capped Call Transaction	8-K	000-26489	10.4	7/20/2018	
10.23.5	Letter Agreement, dated July 19, 2018, between Credit Suisse International and Encore Capital Group, Inc. regarding the Additional Capped Call Transaction	8-K	000-26489	10.5	7/20/2018	
10.23.6	Letter Agreement, dated July 19, 2018, between Bank of America, N.A. and Encore Capital Group, Inc. regarding the Additional Capped Call Transaction	8-K	000-26489	10.6	7/20/2018	
10.26+	Executive Service Agreement, dated November 25, 2019, between Cabot UK Holdco Limited and Craig Buick	10-Q	000-26489	10.2+	5/11/2020	
10.26.1+	Letter Agreement, dated November 1, 2022, between Encore Capital Group, Inc. and Craig Buick	10-Q	000-26489	10.1+	11/2/2022	
21	List of Subsidiaries					X
22	List of Issuers of Guaranteed Securities					X
23	Consent of Independent Registered Public Accounting Firm, BDO USA, LLP					X
31.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934					X
31.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934					X
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)					X
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X

Exhibit Number	Exhibit Description	Incorporated By Reference				Filed or Furnished Herewith
		Form	File Number	Exhibit	Filing Date	
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					

+ Management contract or compensatory plan or arrangement.

Item 16—Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCORE CAPITAL GROUP, INC.,
a Delaware corporation

By: _____/s/   ASHISH MASIH_____

Ashish Masih

President and Chief Executive Officer

Date: February 22, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name and Signature	Title	Date
/s/ ASHISH MASIH **Ashish Masih**	President and Chief Executive Officer and Director (Principal Executive Officer)	February 22, 2023
/s/ JONATHAN C. CLARK **Jonathan C. Clark**	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 22, 2023
/s/ WILLIAM C. GOINGS **William C. Goings**	Director	February 22, 2023
/s/ ASHWINI GUPTA **Ashwini Gupta**	Director	February 22, 2023
/s/ WENDY G. HANNAM **Wendy G. Hannam**	Director	February 22, 2023
/s/ JEFFREY A. HILZINGER **Jeffrey A. Hilzinger**	Director	February 22, 2023
/s/ ANGELA A. KNIGHT **Angela A. Knight**	Director	February 22, 2023
/s/ MICHAEL P. MONACO **Michael P. Monaco**	Director	February 22, 2023
/s/ LAURA OLLE **Laura Olle**	Director	February 22, 2023
/s/ RICHARD P. STOVSKY **Richard P. Stovsky**	Director	February 22, 2023

ENCORE CAPITAL GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Encore Capital Group, Inc.
San Diego, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Encore Capital Group, Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated February 22, 2023 expressed an unqualified opinion thereon.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2021, the Company adopted Accounting Standards Update ("ASU") No. 2020-06, *Debt — Debt with Conversion and Other Options* ("Subtopic 470-20") and *Derivatives and Hedging — Contracts in Entity's Own Equity* ("Subtopic 815-40"): *Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020-06").

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimate of Expected Future Recoveries on Purchased Credit Deteriorated Assets

As more fully described in Notes 1 and 4 to the consolidated financial statements, the Company's investment in receivable portfolios, net balance was approximately $3.1 billion at December 31, 2022 and the resulting changes in recoveries for the year ended December 31, 2022 were $93.1 million. Investment in receivable portfolios, net is comprised of purchased loans that have experienced significant deterioration of credit quality since origination. In accordance with the Company's charge-off policy, each individual loan is deemed to be uncollectible. Receivable portfolio purchases are aggregated based on similar risk characteristics ("pool"), and a negative allowance is established based on expected future recoveries of the pool using a discounted cash flow approach. Subsequent changes (favorable and unfavorable) in expected future recoveries are recognized within changes in recoveries in the consolidated statements of income. The Company reviews each pool for current trends, actual versus expected performance, and expected timing of future recoveries (curve shape). The Company then re-forecasts the timing and amounts of expected future recoveries.

We identified the estimate of expected future recoveries on purchased credit deteriorated assets as a critical audit matter. Specifically, management is required to make significant judgments and assumptions to estimate expected future recoveries. Estimated future recoveries are based on historical experience, current conditions, reasonable and supportable forecasts, and certain qualitative factors. Auditing these elements involved especially challenging auditor judgment due to the nature and extent of audit effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

- Testing the design and operating effectiveness of controls over management's assessment of the reasonableness of inputs and outputs from the Company's proprietary statistical and behavioral models used to forecast expected future recoveries, and performance monitoring of expected future recoveries.

- Testing the completeness and accuracy of collection data used by management to monitor each pool for current trends, actual versus expected performance, and the expected amount and timing of future recoveries (curve shape).

- Evaluating management's process used to develop estimates of expected future recoveries and certain qualitative factors by testing source data and evaluating the reasonableness of assumptions by comparing to historical results, including current period forecasts to actual performance, recent performance trends, and curve shape.

Goodwill Impairment Assessment

As more fully described in Notes 1 and 15 to the consolidated financial statements, the Company's goodwill balance was approximately $821.2 million at December 31, 2022, which was allocated between two reporting units, MCM and Cabot, that carried goodwill. The Company performed its annual goodwill impairment assessment as of October 1, 2022 and determined that the fair value of each reporting unit was in excess of its carrying value. For the MCM and Cabot reporting units, management performed a quantitative analysis, which utilized a combination of the income and the market approaches. The Company also evaluated the aggregate fair value of its reporting units to its aggregate market capitalization at the testing date.

We identified the goodwill impairment assessment of the MCM and Cabot reporting units as a critical audit matter because of the significant assumptions and judgments management made as part of the assessment to estimate the fair value of the reporting units. The income approach required significant management assumptions, such as assumptions used in the cash flow forecasts, the discount rate, and the terminal value. The market approach required significant management judgment in the selection of appropriate peer group companies and valuation multiples. Auditing these elements involved a high degree of auditor judgment due to the nature and extent of audit effort, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

- Evaluating management's process for developing fair value estimates determined using the income and market approaches including testing the relevance and reliability of underlying data, and evaluating significant management assumptions to historical results and market participant data.

- Testing the reconciliation of the estimated fair value of the Company's reporting units to the indicated market capitalization of the Company, as a whole.

- Utilizing personnel with specialized knowledge and skill in valuation to assist in: (i) assessing the appropriateness of the fair value methodology, (ii) evaluating the reasonableness of certain assumptions used including the discount rate, selection of peer group companies, valuation multiples, and the terminal value, (iii) assessing the reasonableness of the discount rate by developing independent estimates and comparing estimates to those utilized by management, and (iv) evaluating the reasonableness of the market capitalization reconciliation.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2001.

San Diego, California

February 22, 2023

ENCORE CAPITAL GROUP, INC.
Consolidated Statements of Financial Condition
(In Thousands, Except Par Value Amounts)

		December 31, 2022		December 31, 2021
Assets				
Cash and cash equivalents	$	143,912	$	189,645
Investment in receivable portfolios, net		3,088,261		3,065,553
Property and equipment, net		113,900		119,857
Other assets		341,073		335,275
Goodwill		821,214		897,795
Total assets	$	4,508,360	$	4,608,125
Liabilities and Equity				
Liabilities:				
Accounts payable and accrued liabilities	$	198,217	$	229,586
Borrowings		2,898,821		2,997,331
Other liabilities		231,695		195,947
Total liabilities		3,328,733		3,422,864
Commitments and contingencies (Note 13)				
Equity:				
Convertible preferred stock, $0.01 par value, 5,000 shares authorized, no shares issued and outstanding		—		—
Common stock, $0.01 par value, 75,000 shares authorized, 23,323 shares and 24,541 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively		233		245
Additional paid-in capital		—		—
Accumulated earnings		1,278,210		1,238,564
Accumulated other comprehensive loss		(98,816)		(53,548)
Total stockholders' equity		1,179,627		1,185,261
Total liabilities and stockholders' equity	$	4,508,360	$	4,608,125

The following table presents certain assets and liabilities of consolidated variable interest entities ("VIEs") included in the consolidated statements of financial condition above. Most assets in the table below include those assets that can only be used to settle obligations of consolidated VIEs. The liabilities exclude amounts where creditors or beneficial interest holders have recourse to the general credit of the Company. See "Note 7: Variable Interest Entities" for additional information on the Company's VIEs.

		December 31, 2022		December 31, 2021
Assets				
Cash and cash equivalents	$	1,344	$	1,927
Investment in receivable portfolios, net		431,350		498,507
Other assets		3,627		3,452
Liabilities				
Accounts payable and accrued liabilities		150		105
Borrowings		423,522		473,443
Other liabilities		105		10

See accompanying notes to consolidated financial statements

ENCORE CAPITAL GROUP, INC.
Consolidated Statements of Income
(In Thousands, Except Per Share Amounts)

		Year Ended December 31,				
		2022		2021		2020
Revenues						
Revenue from receivable portfolios	$	1,202,361	$	1,287,730	$	1,374,717
Changes in recoveries		93,145		199,136		7,246
Total debt purchasing revenue		1,295,506		1,486,866		1,381,963
Servicing revenue		94,922		120,778		115,118
Other revenues		7,919		6,855		4,319
Total revenues		1,398,347		1,614,499		1,501,400
Operating expenses						
Salaries and employee benefits		375,135		385,178		378,176
Cost of legal collections		217,944		254,280		239,071
General and administrative expenses		145,798		137,695		149,113
Other operating expenses		111,234		106,938		108,944
Collection agency commissions		35,568		47,057		49,754
Depreciation and amortization		50,494		50,079		42,780
Total operating expenses		936,173		981,227		967,838
Income from operations		462,174		633,272		533,562
Other expense						
Interest expense		(153,308)		(169,647)		(209,356)
Loss on extinguishment of debt		—		(9,300)		(40,951)
Other income (expense)		2,123		(17,784)		(357)
Total other expense		(151,185)		(196,731)		(250,664)
Income before income taxes		310,989		436,541		282,898
Provision for income taxes		(116,425)		(85,340)		(70,374)
Net income		194,564		351,201		212,524
Net income attributable to noncontrolling interest		—		(419)		(676)
Net income attributable to Encore Capital Group, Inc. stockholders	$	194,564	$	350,782	$	211,848
Earnings per share attributable to Encore Capital Group, Inc.:						
Basic	$	8.06	$	11.64	$	6.74
Diluted	$	7.46	$	11.26	$	6.68
Weighted average shares outstanding:						
Basic		24,142		30,129		31,427
Diluted		26,092		31,153		31,710

See accompanying notes to consolidated financial statements

ENCORE CAPITAL GROUP, INC.
Consolidated Statements of Comprehensive Income
(In Thousands)

	Year Ended December 31,		
	2022	2021	2020
Net income	$ 194,564	$ 351,201	$ 212,524
Other comprehensive (loss) income, net of tax:			
Change in unrealized gain on derivative instruments:			
Unrealized gain on derivative instruments	36,385	12,835	234
Income tax effect	(407)	(2,165)	(66)
Unrealized gain on derivative instruments, net of tax	35,978	10,670	168
Change in foreign currency translation:			
Unrealized (loss) gain on foreign currency translation	(78,232)	(15,309)	17,160
Income tax effect	(3,014)	—	—
Removal of other comprehensive loss in connection with divestiture	—	19,904	2,632
Unrealized (loss) gain on foreign currency translation, net of divestiture	(81,246)	4,595	19,792
Other comprehensive (loss) income, net of tax	(45,268)	15,265	19,960
Comprehensive income	149,296	366,466	232,484
Comprehensive income attributable to noncontrolling interest:			
Net income attributable to noncontrolling interest	—	(419)	(676)
Unrealized income on foreign currency translation	—	—	(7)
Comprehensive income attributable to noncontrolling interest	—	(419)	(683)
Comprehensive income attributable to Encore Capital Group, Inc. stockholders	$ 149,296	$ 366,047	$ 231,801

See accompanying notes to consolidated financial statements

ENCORE CAPITAL GROUP, INC.
Consolidated Statements of Equity
(In Thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Earnings	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interest	Total Equity
	Shares	Par					
Balance as of December 31, 2019	31,097	$311	$ 222,590	$ 888,058	$ (88,766)	$ 3,213	$1,025,406
Cumulative adjustment	—	—	—	(44,238)	—	—	(44,238)
Net income	—	—	—	211,848	—	676	212,524
Other comprehensive income, net of tax	—	—	—	—	17,321	7	17,328
Purchase of noncontrolling interest	—	—	(2,394)	—	—	(1,428)	(3,822)
Issuance of share-based awards, net of shares withheld for employee taxes	248	2	(6,316)	—	—	—	(6,314)
Stock-based compensation	—	—	16,560	—	—	—	16,560
Removal of other comprehensive loss in connection with divestiture	—	—	—	—	2,632	—	2,632
Balance as of December 31, 2020	31,345	313	230,440	1,055,668	(68,813)	2,468	1,220,076
Cumulative adjustment	—	—	(40,372)	22,458	—	—	(17,914)
Net income	—	—	—	350,782	—	419	351,201
Other comprehensive loss, net of tax	—	—	—	—	(4,639)	—	(4,639)
Purchase of noncontrolling interest	—	—	(2,669)	—	—	(2,887)	(5,556)
Exercise of stock options and issuance of share-based awards, net of shares withheld for employee taxes	266	2	(5,537)	—	—	—	(5,535)
Repurchase and retirement of common stock	(7,070)	(70)	(200,192)	(190,344)	—	—	(390,606)
Stock-based compensation	—	—	18,330	—	—	—	18,330
Removal of other comprehensive loss in connection with divestiture	—	—	—	—	19,904	—	19,904
Balance as of December 31, 2021	24,541	245	—	1,238,564	(53,548)	—	1,185,261
Net income	—	—	—	194,564	—	—	194,564
Other comprehensive loss, net of tax	—	—	—	—	(45,268)	—	(45,268)
Exercise of stock options and issuance of share-based awards, net of shares withheld for employee taxes	279	3	(3,949)	(7,434)	—	—	(11,380)
Repurchase and retirement of common stock	(1,497)	(15)	(10,659)	(76,332)	—	—	(87,006)
Stock-based compensation	—	—	15,402	—	—	—	15,402
Settlement of convertible senior notes	—	—	—	(71,152)	—	—	(71,152)
Other	—	—	(794)	—	—	—	(794)
Balance as of December 31, 2022	23,323	$233	$ —	$ 1,278,210	$ (98,816)	$ —	$1,179,627

See accompanying notes to consolidated financial statements

ENCORE CAPITAL GROUP, INC.
Consolidated Statements of Cash Flows
(In Thousands)

		Year Ended December 31,				
		2022		2021		2020
Operating activities:						
Net income	$	194,564	$	351,201	$	212,524
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		50,494		50,079		42,780
Expense related to financing		—		9,300		51,117
Other non-cash interest expense, net		15,875		17,785		23,639
Stock-based compensation expense		15,402		18,330		16,560
Deferred income taxes		46,410		35,371		8,549
Changes in recoveries		(93,145)		(199,136)		(7,246)
Other, net		18,798		17,130		16,260
Changes in operating assets and liabilities						
Other assets		(6,722)		38,941		(33,663)
Accounts payable, accrued liabilities and other liabilities		(30,995)		(35,948)		(17,656)
Net cash provided by operating activities		210,681		303,053		312,864
Investing activities:						
Purchases of receivable portfolios, net of put-backs		(790,569)		(657,280)		(644,048)
Collections applied to investment in receivable portfolios, net		709,176		1,019,629		737,131
Purchases of assets held for sale		(39,340)		(17,090)		(1,502)
Purchases of property and equipment		(37,224)		(33,372)		(34,600)
Other, net		27,722		28,009		25,845
Net cash (used in) provided by investing activities		(130,235)		339,896		82,826
Financing activities:						
Payment of loan and debt refinancing costs		(1,659)		(11,963)		(82,455)
Proceeds from credit facilities		779,513		821,931		1,820,634
Repayment of credit facilities		(515,703)		(896,418)		(2,290,822)
Proceeds from senior secured notes		—		353,747		1,313,385
Repayment of senior secured notes		(39,080)		(359,175)		(1,033,765)
Repayment of convertible senior notes		(221,153)		(161,000)		(89,355)
Repurchase and retirement of common stock		(87,006)		(390,606)		—
Other, net		(22,357)		(12,208)		(40,822)
Net cash used in financing activities		(107,445)		(655,692)		(403,200)
Net decrease in cash and cash equivalents		(26,999)		(12,743)		(7,510)
Effect of exchange rate changes on cash and cash equivalents		(18,734)		13,204		4,359
Cash and cash equivalents, beginning of period		189,645		189,184		192,335
Cash and cash equivalents, end of period	$	143,912	$	189,645	$	189,184
Supplemental disclosures of cash flow information:						
Cash paid for interest	$	131,391	$	132,400	$	169,553
Cash paid for income taxes, net of refunds		71,276		42,039		88,816
Supplemental schedule of non-cash investing and financing activities:						
Investment in receivable portfolios transferred to real estate owned	$	1,903	$	768	$	2,214
Property and equipment acquired through finance leases		3,273		2,664		3,276

See accompanying notes to consolidated financial statements

ENCORE CAPITAL GROUP, INC.
Notes to Consolidated Financial Statements

Note 1: Ownership, Description of Business, and Summary of Significant Accounting Policies

Encore Capital Group, Inc. ("Encore"), through its subsidiaries (collectively with Encore, the "Company"), is an international specialty finance company providing debt recovery solutions and other related services for consumers across a broad range of financial assets. The Company purchases portfolios of defaulted consumer receivables at deep discounts to face value and manages them by working with individuals as they repay their obligations and work toward financial recovery. Defaulted receivables are consumers' unpaid financial obligations to credit originators, including banks, credit unions, consumer finance companies and commercial retailers. Defaulted receivables may also include receivables subject to bankruptcy proceedings. The Company also provides debt servicing and other portfolio management services to credit originators for non-performing loans in Europe.

Through Midland Credit Management, Inc. and its domestic affiliates (collectively, "MCM"), the Company is a market leader in portfolio purchasing and recovery in the United States. Through Cabot Credit Management Limited ("CCM") and its subsidiaries and European affiliates (collectively, "Cabot") the Company is one of the largest credit management services providers in Europe and the United Kingdom. These are the Company's primary operations.

The Company also has investments and operations in Latin America and Asia-Pacific, which the Company refers to as "LAAP."

Basis of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and reflect the accounts and operations of the Company and those of its subsidiaries in which the Company has a controlling financial interest. The Company also consolidates variable interest entities ("VIEs") for which it is the primary beneficiary. The primary beneficiary has both (a) the power to direct the activities of the VIE that most significantly affect the entity's economic performance and (b) either the obligation to absorb losses or the right to receive benefits. Refer to "Note 7: Variable Interest Entities" for further details. All intercompany transactions and balances have been eliminated in consolidation.

Translation of Foreign Currencies

The financial statements of certain of the Company's foreign subsidiaries are measured using their local currency as the functional currency. Assets and liabilities of foreign operations are translated into U.S. dollars using period-end exchange rates, and revenues and expenses are translated into U.S. dollars using average exchange rates in effect during each period. The resulting translation adjustments are recorded as a component of other comprehensive income or loss. Equity accounts are translated at historical rates, except for the change in retained earnings during the year which is the result of the income statement translation process. Intercompany transaction gains or losses at each period end arising from subsequent measurement of balances for which settlement is not planned or anticipated in the foreseeable future are included as translation adjustments and recorded within other comprehensive income or loss. Translation gains or losses are the material components of accumulated other comprehensive income or loss and are reclassified to earnings upon the substantial sale or liquidation of investments in foreign operations.

Recently Adopted Accounting Guidance

On January 1, 2021, the Company adopted Accounting Standards Update ("ASU") No. 2020-06, Debt — Debt with Conversion and Other Options ("Subtopic 470-20") and Derivatives and Hedging — Contracts in Entity's Own Equity ("Subtopic 815-40"): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06"). The Company adopted ASU 2020-06 using the modified-retrospective approach.

The ASU simplifies the accounting for convertible instruments by removing certain models in Subtopic 470-20 and revises the guidance in Subtopic 815-40 to simplify the accounting for contracts in an entity's own equity. The ASU also amends the guidance to improve the consistency of earnings per share calculations, which requires the if-converted method be used for convertible instruments.

Under ASU 2020-06, the Company's convertible and exchangeable notes are no longer bifurcated to a debt component and an equity component, instead, they are carried as a single liability which reflects the principal amount of the convertible and exchangeable notes. The interest expense recognized on the convertible and exchangeable notes is based on coupon rates, rather than higher effective interest rates. As a result, the Company recognizes lower interest expense after the adoption. Additionally, effective January 1, 2021, the Company uses the if-converted method in calculating the dilutive effect of its convertible and exchangeable notes for earnings per share.

The Company has not adjusted prior period comparative information and will continue to disclose prior period financial information in accordance with the previous accounting guidance. The following table summarizes the cumulative effects of adopting the new guidance on the Company's consolidated statements of financial condition at January 1, 2021 (*in thousands*):

	Balance as of December 31, 2020	Adjustment	Opening Balance as of January 1, 2021
Liabilities			
Convertible notes and exchangeable notes	$ 583,500	$ —	$ 583,500
Debt discount	(19,364)	19,364	—
Other liabilities (for deferred tax liabilities)	146,893	(1,450)	145,443
Equity			
Additional paid-in capital	230,440	(40,372)	190,068
Accumulated earnings	1,055,668	22,458	1,078,126

With the exception of the updated standard discussed above, there have been no recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2022.

Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates significant estimates, including changes in estimated future recoveries on its investment in receivable portfolios, fair value of goodwill, and income taxes, among others. The Company bases its estimates on assumptions, both historical and forward looking, that are believed to be reasonable. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at the date of purchase. The Company maintains its cash and cash equivalents in multiple financial institutions and certain account balances exceed federally insurable limits. To date, the Company has experienced no loss or lack of access to cash in its bank accounts. The Company believes any risks are mitigated by maintaining cash with highly rated financial institutions. The carrying amounts reported in the consolidated statements of financial condition for cash and cash equivalents approximate their fair value.

Included in cash and cash equivalents is cash collected on behalf of and due to third-party clients. A corresponding balance is included in accounts payable and accrued liabilities. The balance of cash held for clients was $17.8 million and $29.3 million as of December 31, 2022 and 2021, respectively.

Investment in Receivable Portfolios

The Company purchases portfolios of loans that have experienced significant deterioration of credit quality since origination from banks and other financial institutions. These financial assets are defined as purchased credit deteriorated (or "PCD") assets under the accounting standard for Financial Instruments - Credit Losses ("CECL"). Under the PCD accounting model, the purchased assets are recognized at their face value with an offsetting allowance and noncredit discount allocated to the individual receivables as the unit of account is at the individual loan level. Since each loan is deeply delinquent and deemed uncollectible at the individual loan level, the Company applies its charge-off policy and fully writes-off the amortized costs (i.e., face value net of noncredit discount) of the individual receivables immediately after purchasing the portfolio. The Company then records a negative allowance that represents the present value of all expected future recoveries for pools of receivables that share similar risk characteristics using a discounted cash flow approach, which ultimately equals the amount paid for a portfolio purchase and presented as "Investment in receivable portfolios, net" in the Company's consolidated statements of financial condition. The discount rate is an effective interest rate (or "purchase EIR") based on the purchase price of the portfolio and the expected future cash flows at the time of purchase. The amount of the negative allowance (i.e., investment in receivable portfolios) will not exceed the total amortized cost basis of the loans written-off.

Receivable portfolio purchases are aggregated into pools based on similar risk characteristics. Examples of risk characteristics include financial asset type, collateral type, size, interest rate, date of origination, term, and geographic location. The Company's static pools are typically grouped into credit card, purchased consumer bankruptcy, and mortgage portfolios. The Company further groups these static pools by geographic location. Once a pool is established, the portfolios will remain in the designated pool unless the underlying risk characteristics change, which is not expected due to the delinquent nature of the individual loans. The purchase EIR of a pool will not change over the life of the pool even if expected future cash flows change.

Revenue is recognized for each static pool over the economic life of the pool. Debt purchasing revenue includes two components:

(1) Revenue from receivable portfolios, which is the accretion of the discount on the negative allowance due to the passage of time (generally the portfolio balance multiplied by the EIR) and also includes all revenue from zero basis portfolio ("ZBA") collections, and

(2) Changes in recoveries, which includes

    (a) Recoveries above or below forecast, which is the difference between (i) actual cash collected/recovered during the current period and (ii) expected cash recoveries for the current period, which generally represents over or under performance for the period; and

    (b) Changes in expected future recoveries, which is the present value change of expected future recoveries, where such change generally results from (i) collections "pulled forward from" or "pushed out to" future periods (i.e. amounts either collected early or expected to be collected later) and (ii) magnitude and timing changes to estimates of expected future collections (which can be increases or decreases).

The Company measures expected future recoveries based on historical experience, current conditions, reasonable and supportable forecasts, and other quantitative and qualitative factors. Factors that may change the expected future recoveries may include both internal as well as external factors. Internal factors include operational performance, such as capacity and the productivity of the Company's collection staff. External factors that may have an impact on the Company's collections include new laws or regulations, new interpretations of existing laws or regulations, and macroeconomic conditions.

The Company elected not to maintain its previously formed pool groups with amortized costs at transition. Certain pools already fully recovered their cost basis and became ZBA prior to the transition. The Company did not establish a negative allowance from ZBA pools as the Company elected the Transition Resource Group for Credit Losses' practical expedient to retain the integrity of its legacy pools. All subsequent collections to the ZBA pools are recognized as ZBA revenue, which is included in revenue from receivable portfolios in the Company's consolidated statements of income.

Transfers of Financial Assets

The Company accounts for transfers of financial assets as sales when it has surrendered control over the related assets. Whether control has been relinquished requires, among other things, an evaluation of relevant legal considerations and an assessment of the nature and extent of the Company's ongoing involvement with the assets transferred. Gains and losses stemming from transfers reported as sales are included in "Other revenues" in the Company's consolidated statements of income. Assets obtained and liabilities incurred in connection with transfers reported as sales are initially recognized in the statements of financial condition at fair value.

Transfers of financial assets that do not qualify for sale accounting are reported as collateralized borrowings. Accordingly, the related assets remain on the Company's statements of financial condition and continue to be reported and accounted for as if the transfer had not occurred. Cash proceeds from these transfers are reported as liabilities, with attributable interest expense recognized over the life of the related transactions. To date, the Company has not had any transfers of financial assets that did not qualify for sale accounting.

Servicing Revenue

Certain of the Company's subsidiaries earn servicing revenue by providing portfolio management services to credit originators for non-performing loans. The Company recognizes servicing revenue when it satisfies the performance obligation over time by providing debt solution and credit management services. The Company typically invoices for its services monthly with payment terms of 30 days.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over the value assigned to tangible and identifiable intangible assets, liabilities assumed, and noncontrolling interest of businesses acquired. Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. Goodwill is tested at the reporting unit level annually for impairment and in interim periods if certain events occur indicating the fair value of a reporting unit may be below its carrying value. See "Note 15: Goodwill and Identifiable Intangible Assets" for further discussion of the Company's goodwill and other intangible assets.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets as follows:

Fixed Asset Category	Estimated Useful Life
Leasehold improvements	Lesser of lease term, including periods covered by renewal options, or useful life
Furniture, fixtures and equipment	5 to 10 years
Computer hardware and software	3 to 5 years

Maintenance and repairs are charged to expense in the year incurred. Expenditures for major renewals that extend the useful lives of fixed assets are capitalized and depreciated over the useful lives of such assets.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability by comparing the carrying amount to the future undiscounted cash flows that the asset is expected to generate. If the asset is not recoverable, its carrying amount would be adjusted down to its fair value.

Leases

The Company recognizes operating lease right-of-use ("ROU") assets and operating lease liabilities in the consolidated statements of financial condition. ROU assets represent the Company's right to use an underlying asset during the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the net present value of fixed lease payments over the lease term. The Company's lease term includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option. ROU assets also include any advance lease payments made and are net of any lease incentives. As most of the Company's operating leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would expect to pay to borrow over a similar term, and on a collateralized basis, an amount equal to the lease payments in a similar economic environment.

The Company elected not to apply the recognition requirements to short-term leases and not to separate non-lease components from lease components for operating leases.

Income Taxes

The provision for income taxes is estimated using the asset and liability method of accounting for income taxes, under which deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which the differences are expected to be realized or settled. At each reporting date, the Company considers new evidence, both positive and negative, that could affect future realization of deferred tax assets including historical earnings, taxable income in prior carryback years if permitted under tax law, projections of future income, timing of reversing temporary differences and the implementation of feasible and prudent tax planning strategies. In the event that it is more likely than not that all or part of the deferred tax assets are determined not to be realizable in the future, the Company would establish or increase a valuation allowance in the period such determination is made, with a corresponding charge to earnings. In the event the Company realizes deferred tax assets that were previously determined to be unrealizable, the Company would release or decrease the respective valuation allowance, with a corresponding positive adjustment to earnings. The calculation of tax liabilities involves significant judgement in estimating the impact and timing of resolution of uncertainties in the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with the Company's expectations could have a material impact on the Company's results of operation and financial position. The Company records liabilities related to uncertain tax positions when it believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities, despite its belief that those tax return positions are supportable. The Company includes interest and penalties related to income taxes within its provision for income taxes. See "Note 11: Income Taxes" for further discussion.

Stock-Based Compensation

The Company determines stock-based compensation expense for all share-based payment awards based on the measurement date fair value. The Company uses the Black-Scholes option-pricing model to determine the fair-value of stock option grants. The Company has certain share awards that include market conditions that affect vesting, the fair value of these shares is estimated using a lattice model. Compensation cost is not adjusted if the market condition is not met, as long as the requisite service is provided. For share awards that require service and performance conditions, the Company recognizes compensation cost only for those awards expected to meet the service and performance vesting conditions over the requisite service period of the award. Forfeiture rates are estimated based on the Company's historical experience. Stock-based compensation expenses are included in "Salaries and Employee Benefits" in the Company's consolidated statements of income. See "Note 10: Stock-Based Compensation" for further discussion.

Derivative Instruments and Hedging Activities

The Company recognizes all derivative financial instruments in its consolidated financial statements at fair value. Changes in the fair value of derivative instruments are recorded in earnings unless hedge accounting criteria are met. The Company designates certain derivative instruments as cash flow hedges. The changes in fair value of derivatives designated as cash flow hedges is recorded each period, net of tax, in accumulated other comprehensive income or loss until the related hedged transaction occurs. If in the event the hedged cash flow does not occur, or it becomes probable that it will not occur, the Company would reclassify the amount of any gain or loss on the related cash flow hedge to income or expense at that time. If the hedged cash flows are still reasonably possible to occur, the hedged cash flows will continue to be recorded in accumulated other comprehensive income or loss until the hedged cash flows are no longer probable of occurring. The Company classifies the cash flows from a derivative instrument that is accounted for as a cash flow hedge (and that does not contain an other-than-insignificant financing element at inception) in the same category as the cash flows from the items being hedged. See "Note 3: Derivatives and Hedging Instruments" for further discussion.

Concentration of Supply Risk

A significant percentage of the Company's portfolio purchases for any given fiscal quarter or year may be concentrated with a few large sellers, some of which may also involve forward flow arrangements. A significant decrease in the volume of portfolio available from any of the Company's principal sellers would force the Company to seek alternative sources of charged-off receivables.

The Company may be unable to find alternative sources from which to purchase charged-off receivables, and even if it could successfully replace these purchases, the search could take time and the receivables could be of lower quality, cost more, or both, any of which could adversely affect the Company's business, financial condition and operating results.

Earnings Per Share

Basic earnings per share is calculated by dividing net earnings attributable to Encore by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period. Dilutive potential common shares include outstanding stock based awards, and the dilutive effect of the convertible and exchangeable senior notes, if applicable.

The Company adopted ASU 2020-06 on January 1, 2021, using a modified retrospective approach. Effective January 1, 2021, the dilutive effect of the Company's convertible and exchangeable notes is calculated using the if-converted method. Prior to the adoption, the dilutive effect of the convertible and exchangeable notes was calculated using the treasury stock method. In September 2021, in accordance with the indenture for the convertible senior notes due in March 2022, the Company irrevocably elected cash settlement for these notes. As a result, the convertible senior notes due in March 2022 were only dilutive prior to September 15, 2021. All of the Company's other convertible and exchangeable notes require net share settlement, using the if-converted method results in a similar dilutive effect as using the treasury stock method under the previous accounting standard, due to the fact that only in-the-money shares are included in the dilutive effect.

A reconciliation of shares used in calculating earnings per basic and diluted shares follows *(in thousands, except per share amounts)*:

| | Year Ended December 31, | | |
	2022	2021	2020
Net income attributable to Encore Capital Group, Inc.	$ 194,564	$ 350,782	$ 211,848
Total weighted-average basic shares outstanding	24,142	30,129	31,427
Dilutive effect of stock-based awards	344	407	283
Dilutive effect of convertible and exchangeable senior notes	1,606	617	—
Total weighted-average dilutive shares outstanding	26,092	31,153	31,710
Basic earnings per share	$ 8.06	$ 11.64	$ 6.74
Diluted earnings per share	$ 7.46	$ 11.26	$ 6.68

Anti-dilutive employee stock options outstanding were approximately zero, 3,000 and 51,000 during the years ended December 31, 2022, 2021, and 2020, respectively.

Note 2: Fair Value Measurements

Fair value is defined as the price that would be received upon sale of an asset or the price paid to transfer a liability, in an orderly transaction between market participants at the measurement date (*i.e.,* the "exit price"). The Company uses a fair value hierarchy that prioritizes the inputs used in valuation techniques to measure fair value into three broad levels. The following is a brief description of each level:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- Level 3: Unobservable inputs, including inputs that reflect the reporting entity's own assumptions.

Financial Instruments Required To Be Carried At Fair Value

Financial assets and liabilities measured at fair value on a recurring basis are summarized below (*in thousands*):

| | Fair Value Measurements as of December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Assets				
Interest rate cap contracts	$ —	$ 36,807	$ —	$ 36,807
Liabilities				
Cross-currency swap agreements	—	(36,918)	—	(36,918)

| | Fair Value Measurements as of December 31, 2021 | | | |
	Level 1	Level 2	Level 3	Total
Assets				
Interest rate cap contracts	$ —	$ 3,541	$ —	$ 3,541
Liabilities				
Cross-currency swap agreements	—	(16,902)	—	(16,902)
Contingent consideration	—	—	(5,218)	(5,218)

Derivative Contracts:

The Company uses derivative instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Fair values of these derivative instruments are estimated using industry standard valuation models. These models project future cash flows and discount the future amounts to a present value using market-based observable inputs, including interest rate curves, foreign currency exchange rates, and forward and spot prices for currencies.

Contingent Consideration:

The Company carries certain contingent liabilities resulting from its mergers and acquisition activities. Certain sellers of the Company's acquired entities could earn additional earn-out payments in cash based on the entities' subsequent operating performance. The Company recorded the acquisition date fair values of these contingent liabilities, based on the likelihood of contingent earn-out payments, as part of the consideration transferred. The earn-out payments are subsequently remeasured to fair value at each reporting date, based on actual and forecasted operating performance. All of the Company's contingent consideration obligations were fully resolved as of December 31, 2022.

The following table provides a roll-forward of the fair value of contingent consideration, for the years ended December 31, 2022, 2021 and 2020 *(in thousands)*:

	Amount
Balance as of December 31, 2019	$ 66
Issuance of contingent consideration in connection with purchase of noncontrolling interest	2,848
Payment of contingent consideration	(88)
Effect of foreign currency translation	131
Balance as of December 31, 2020	2,957
Issuance of contingent consideration in connection with purchase of noncontrolling interest	2,913
Change in fair value of contingent consideration	(388)
Payment of contingent consideration	(180)
Effect of foreign currency translation	(84)
Balance as of December 31, 2021	5,218
Change in fair value of contingent consideration	794
Payment of contingent consideration	(5,273)
Effect of foreign currency translation	(739)
Balance as of December 31, 2022	$ —

Non-Recurring Fair Value Measurement:

Certain assets are measured at fair value on a nonrecurring basis. These assets include real estate-owned assets classified as held for sale at the lower of their carrying value or fair value less cost to sell. The fair value of the assets held for sale and estimated selling expenses were determined at the time of initial recognition and in each reporting period using Level 3 measurements based on appraised values using market comparables. The fair value estimate of the assets held for sale was approximately $68.2 million and $44.6 million as of December 31, 2022 and December 31, 2021, respectively.

Financial Instruments Not Required To Be Carried At Fair Value

The table below summarizes fair value estimates for the Company's financial instruments that are not required to be carried at fair value. The total of the fair value calculations presented does not represent, and should not be construed to represent, the underlying value of the Company.

The carrying amounts in the following table are included in the consolidated statements of financial condition as of December 31, 2022 and December 31, 2021 *(in thousands)*:

	December 31, 2022		December 31, 2021	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets				
Investment in receivable portfolios, net	$ 3,088,261	$ 3,242,506	$ 3,065,553	$ 3,416,926
Financial Liabilities				
Global senior secured revolving credit facility	661,738	661,738	406,635	406,635
Encore private placement notes	68,390	66,947	107,470	108,652
Senior secured notes[1]	1,480,258	1,334,686	1,606,327	1,652,246
Convertible senior notes due March 2022[2]	—	—	150,000	195,009
Exchangeable senior notes due September 2023	172,500	205,227	172,500	257,782
Convertible senior notes due October 2025	100,000	130,556	100,000	165,887
Cabot securitisation senior facility	423,522	423,522	473,443	473,443

(1)   Carrying amount represents historical cost, adjusted for any related debt discount or debt premium.

(2)   The 2022 Convertible Senior Notes matured on March 15, 2022 and the Company repaid the notes in cash.

Investment in Receivable Portfolios:

The fair value of investment in receivable portfolios is measured using Level 3 inputs by discounting the estimated future cash flows generated by the Company's proprietary forecasting models. The key inputs include the estimated future gross cash flow, average cost to collect, and discount rate. The determination of such inputs requires significant judgment, including assessing the assumed market participant's cost structure, its determination of whether to include fixed costs in its valuation, its collection strategies, and determining the appropriate weighted average cost of capital. The Company evaluates the use of these key inputs on an ongoing basis and refines the data as it continues to obtain better information from market participants in the debt recovery and purchasing business.

Borrowings:

The Company's convertible notes, exchangeable notes, senior secured notes and private placement notes are carried at historical cost, adjusted for the applicable debt discount. The fair value estimate for the convertible and exchangeable notes incorporates quoted market prices using Level 2 inputs. The fair value of the senior secured notes and private placement notes is estimated using widely accepted valuation techniques, including discounted cash flow analyses using available market information on discount and borrowing rates with similar terms, maturities, and credit ratings. Accordingly, the Company used Level 2 inputs for these debt instrument fair value estimates.

The carrying value of the Company's senior secured revolving credit facility and securitisation senior facility approximates fair value due to the use of current market rates that are repriced frequently.

Note 3: Derivatives and Hedging Instruments

The Company may periodically enter into derivative financial instruments to manage risks related to interest rates and foreign currency. Certain of the Company's derivative financial instruments qualify for hedge accounting treatment.

The following table summarizes the fair value of derivative instruments as recorded in the Company's consolidated statements of financial condition *(in thousands)*:

	December 31, 2022		December 31, 2021	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate cap contracts	Other assets	$ 36,807	Other assets	$ 3,541
Cross-currency swap agreements	Other liabilities	(36,918)	Other liabilities	(16,902)

Derivatives Designated as Hedging Instruments

The Company may periodically enter into interest rate swap agreements to reduce its exposure to fluctuations in interest rates on variable interest rate debt and their impact on earnings and cash flows. Under the swap agreements, the Company receives floating interest rate payments and makes interest payments based on fixed interest rates. As of December 31, 2022, there were no interest rate swap agreements outstanding.

The Company also uses interest rate cap contracts to manage its risk related to the interest rate fluctuations in its variable interest rate bearing debt. As of December 31, 2022, the Company held two interest rate cap contracts with a notional amount of approximately $852.5 million. The interest rate cap hedging the fluctuations in three-month EURIBOR floating rate debt ("2019 Cap") has a notional amount of €400.0 million (approximately $428.9 million based on an exchange rate of $1.00 to €0.93, the exchange rate as of December 31, 2022) and matures in June 2024. The interest rate cap hedging the fluctuations in sterling overnight index average ("SONIA") bearing debt ("2021 Cap") has a notional amount of £350.0 million (approximately $423.5 million based on an exchange rate of $1.00 to £0.83, the exchange rate as of December 31, 2022) and matures in September 2024. The Company expects the hedge relationships to be highly effective and designates the 2019 Cap and 2021 Cap as cash flow hedge instruments. The Company expects to reclassify approximately $20.3 million of net derivative gain from OCI into earnings relating to interest rate caps within the next 12 months.

The Company uses cross-currency swap agreements to manage foreign currency exchange risk by converting fixed-rate Euro-denominated borrowings including periodic interest payments and the payment of principal at maturity to fixed-rate USD debt. The cross-currency swap agreements are accounted for as cash flow hedges. As of December 31, 2022, there were four cross-currency swap agreements outstanding with a total notional amount of €350.0 million (approximately $375.3 million based on an exchange rate of $1.00 to €0.93, the exchange rate as of December 31, 2022). The Company expects to reclassify approximately $4.4 million of net derivative loss from OCI into earnings relating to cross-currency swaps within the next 12 months.

The following table summarizes the effects of derivatives in cash flow hedging relationships designated as hedging instruments in the Company's consolidated financial statements *(in thousands):*

Derivatives Designated as Hedging Instruments	Gain (Loss) Recognized in OCI			Location of Gain (Loss) Reclassified from OCI into Income	Gain (Loss) Reclassified from OCI into Income		
	Year Ended December 31,				Year Ended December 31,		
	2022	2021	2020		2022	2021	2020
Foreign currency exchange contracts	$ —	$ —	$ (341)	Salaries and employee benefits	$ —	$ —	$ 49
Foreign currency exchange contracts	—	—	(44)	General and administrative expenses	—	—	11
Interest rate swap agreements	—	(69)	(7,441)	Interest expense	—	(8,743)	(7,893)
Interest rate cap contracts	33,354	1,824	(3,001)	Interest expense	(653)	(568)	(2,846)
Cross-currency swap agreements	(27,617)	(33,464)	10,503	Interest expense	(7,601)	(4,984)	(1,075)
				Other (expense) income	(22,394)	(28,548)	11,196

Derivatives Not Designated as Hedging Instruments

The Company did not have any derivatives that were not designated as hedging instruments during the year ended December 31, 2022. The following table summarizes the effects of derivatives not designated as hedging instruments on the Company's consolidated statements of income during the periods presented *(in thousands)*:

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income		
		Year ended December 31,		
		2022	2021	2020
Foreign currency exchange contracts	Other (expense) income	$ —	$ (20)	$ 3,564
Interest rate swap agreements	Other expense	—	(73)	—

Note 4: Investment in Receivable Portfolios, Net

Investment in receivable portfolios, net consist of the following as of the dates presented (*in thousands*):

		Year Ended December 31,		
		2022		2021
Amortized cost	$	—	$	—
Negative allowance for expected recoveries		3,088,261		3,065,553
Balance, end of period	$	3,088,261	$	3,065,553

The following table summarizes the changes in the balance of investment in receivable portfolios, net during the periods presented (*in thousands*):

		Year Ended December 31,				
		2022		2021		2020
Balance, beginning of period	$	3,065,553	$	3,291,918	$	3,328,150
Negative allowance for expected recoveries - current period purchases[1]		800,507		664,529		659,872
Collections applied to investment in receivable portfolios, net[2]		(709,176)		(1,019,629)		(737,131)
Changes in recoveries[3]		93,145		199,136		7,246
Put-backs and Recalls		(9,938)		(7,249)		(15,824)
Deconsolidation of receivable portfolios		—		(9,352)		(2,822)
Disposals and transfers to real estate owned		(8,335)		(8,071)		(9,459)
Foreign currency translation adjustments		(143,495)		(45,729)		61,886
Balance, end of period	$	3,088,261	$	3,065,553	$	3,291,918

(1) The table below provides the detail on the establishment of negative allowance for expected recoveries of portfolios purchased during the periods presented:

		Year Ended December 31,				
		2022		2021		2020
Purchase price	$	800,507	$	664,529	$	659,872
Allowance for credit losses		2,332,112		1,823,582		1,703,420
Amortized cost		3,132,619		2,488,111		2,363,292
Noncredit discount		3,216,500		3,284,369		3,464,670
Face value		6,349,119		5,772,480		5,827,962
Write-off of amortized cost		(3,132,619)		(2,488,111)		(2,363,292)
Write-off of noncredit discount		(3,216,500)		(3,284,369)		(3,464,670)
Negative allowance		800,507		664,529		659,872
Negative allowance for expected recoveries - current period purchases	$	800,507	$	664,529	$	659,872

(2) Collections applied to investment in receivable portfolios, net, is calculated as follows during the periods presented:

		Year Ended December 31,				
		2022		2021		2020
Cash Collections	$	1,911,537	$	2,307,359	$	2,111,848
Less - amounts classified to revenue from receivable portfolios		(1,202,361)		(1,287,730)		(1,374,717)
Collections applied to investment in receivable portfolios, net	$	709,176	$	1,019,629	$	737,131

(3) Changes in recoveries is calculated as follows during the periods presented, where recoveries include cash collections, put-backs and recalls, and other cash-based adjustments:

| | Year Ended December 31, | | |
	2022	2021	2020
Recoveries above forecast	$ 29,253	$ 326,006	$ 228,075
Changes in expected future recoveries	63,892	(126,870)	(220,829)
Changes in recoveries	$ 93,145	$ 199,136	$ 7,246

Recoveries above or below forecast represent over and under-performance in the reporting period, respectively. Collections during the year ended December 31, 2022 outperformed the projected cash flows by approximately $29.3 million. Changes in expected future recoveries are reassessed each quarter, the Company considers, among other factors, historical and current collection performance, changes in consumer behavior, and the macroeconomic environment when updating the forecasts of expected lifetime recoveries. The Company recorded a net positive change in expected future period recoveries of approximately $63.9 million during the year ended December 31, 2022.

Note 5: Composition of Certain Financial Statement Items

Property and Equipment, Net

Property and equipment consist of the following as of the dates presented (*in thousands*):

	December 31, 2022	December 31, 2021
Computer equipment and software	$ 209,803	$ 209,844
Leasehold improvements	34,950	37,533
Furniture, fixtures and equipment	20,155	19,959
Construction in process	2,546	2,487
Telecommunications equipment and other	1,600	3,075
	269,054	272,898
Less: accumulated depreciation and amortization	(155,154)	(153,041)
	$ 113,900	$ 119,857

Depreciation and amortization expense related to property and equipment was $40.1 million, $42.2 million, and $34.8 million during the years ended December 31, 2022, 2021, and 2020, respectively.

Other Assets

Other assets consist of the following as of the dates presented (*in thousands*):

	December 31, 2022	December 31, 2021
Operating lease right-of-use assets	$ 70,074	$ 68,812
Real estate owned	68,242	44,640
Derivative instruments	36,807	3,541
Prepaid expenses	30,376	26,943
Identifiable intangible assets, net	22,112	36,320
Income tax deposits	18,259	19,315
Deferred tax assets	18,069	51,451
Service fee receivables	16,094	22,610
Other	61,040	61,643
Total	$ 341,073	$ 335,275

Note 6: Borrowings

The Company is in compliance in all material respects with all covenants under its financing arrangements as of December 31, 2022. The components of the Company's consolidated borrowings were as follows *(in thousands)*:

	December 31, 2022	December 31, 2021
Global senior secured revolving credit facility	$ 661,738	$ 406,635
Encore private placement notes	68,390	107,470
Senior secured notes	1,485,888	1,613,739
Convertible notes and exchangeable notes	272,500	422,500
Cabot securitisation senior facility	423,522	473,443
Other	23,512	24,889
Finance lease liabilities	5,675	7,005
	2,941,225	3,055,681
Less: debt discount and issuance costs, net of amortization	(42,404)	(58,350)
Total	$ 2,898,821	$ 2,997,331

Encore is the parent of the restricted group for the Global Senior Facility, the Senior Secured Notes and the Encore Private Placement Notes, each of which is guaranteed by the same group of material Encore subsidiaries and secured by the same collateral, which represents substantially all of the assets of those subsidiaries.

Global Senior Secured Revolving Credit Facility

In September 2020, the Company entered into a multi-currency senior secured revolving credit facility agreement (as amended and restated, the "Global Senior Facility"). On March 29, 2022, the Company amended and restated the Global Senior Facility to, among other things (1) upsize the facility by $90.0 million to $1.14 billion, (2) extend the termination date of the facility from September 2025 to September 2026, and (3) transition from LIBOR to Term SOFR for U.S. dollar borrowings. As of December 31, 2022, the Global Senior Facility provided for a total committed facility of $1.14 billion that matures in September 2026 and includes the following key provisions:

- Interest at Term SOFR (or EURIBOR for any loan drawn in Euro or a rate based on SONIA for any loan drawn in British Pound), with a Term SOFR (or EURIBOR or SONIA) floor of 0.00%, plus a margin of 2.50%, plus in the case of Term SOFR borrowings, a credit adjustment spread of 0.10%;
- An unused commitment fee of 0.40% per annum, payable quarterly in arrears;
- A restrictive covenant that limits the LTV Ratio (defined in the Global Senior Facility) to 0.75 in the event that the Global Senior Facility is more than 20% utilized;
- A restrictive covenant that limits the SSRCF LTV Ratio (defined in the Global Senior Facility) to 0.275;
- A restrictive covenant that requires the Company to maintain a Fixed Charge Coverage Ratio (as defined in the Global Senior Facility) of at least 2.0;
- Additional restrictions and covenants which limit, among other things, the payment of dividends and the incurrence of additional indebtedness and liens; and
- Standard events of default which, upon occurrence, may permit the lenders to terminate the Global Senior Facility and declare all amounts outstanding to be immediately due and payable.

The Global Senior Facility is secured by substantially all of the assets of the Company and the guarantors. Pursuant to the terms of an intercreditor agreement entered into with respect to the relative positions of (1) the Global Senior Facility, any super priority hedging liabilities and the Encore Private Placement Notes (collectively, "Super Senior Liabilities") and (2) the Senior Secured Notes, Super Senior Liabilities that are secured by assets that also secure the Senior Secured Notes will receive priority with respect to any proceeds received upon any enforcement action over any such assets.

As of December 31, 2022, the outstanding borrowings under the Global Senior Facility were $661.7 million. The weighted average interest rate of the Global Senior Facility was 4.42% and 3.07% for the years ended December 31, 2022 and December 31, 2021, respectively. Available capacity under the Global Senior Facility, after taking into account applicable debt covenants, was approximately $478.3 million as of December 31, 2022.

Encore Private Placement Notes

In August 2017, Encore entered into $325.0 million in senior secured notes with a group of insurance companies (the "Encore Private Placement Notes"). As of December 31, 2022, $68.4 million of the Encore Private Placement Notes remained outstanding. The Encore Private Placement Notes bear an annual interest rate of 5.625%, mature in August 2024 and require quarterly principal payments of $9.8 million. The covenants and material terms for the Encore Private Placement Notes are substantially similar to those for the Global Senior Facility.

Senior Secured Notes

The following table provides a summary of the Company's senior secured notes (the "Senior Secured Notes") (*$ in thousands*):

	December 31, 2022	December 31, 2021	Issue Currency	Maturity Date	Interest Payment Dates	Interest Rate
Encore 2025 Notes	$ 375,325	$ 397,928	EUR	Oct 15, 2025	Apr 15, Oct 15	4.875 %
Encore 2026 Notes	363,019	405,808	GBP	Feb 15, 2026	Feb 15, Aug 15	5.375 %
Encore 2028 Notes	302,516	338,174	GBP	Jun 1, 2028	Jun 1, Dec 1	4.250 %
Encore 2028 Floating Rate Notes	445,028	471,829	EUR	Jan 15, 2028	Jan 15, Apr 15, Jul 15, Oct 15	EURIBOR +4.250%[1]
	$ 1,485,888	$ 1,613,739				

(1) Interest rate is based on three-month EURIBOR (subject to a 0% floor) plus 4.250% per annum, resets quarterly.

The Senior Secured Notes are secured by the same collateral as the Global Senior Facility and the Encore Private Placement Notes. The guarantees provided in respect of the Senior Secured Notes are pari passu with each such guarantee given in respect of the Global Senior Facility and Encore Private Placement Notes. Subject to the intercreditor agreement described above under the section "Global Senior Secured Revolving Credit Facility," Super Senior Liabilities that are secured by assets that also secure the Senior Secured Notes will receive priority with respect to any proceeds received upon any enforcement action over any such assets.

Convertible Notes and Exchangeable Notes

The following table provides a summary of the principal balance, maturity date and interest rate for the Company's convertible and exchangeable senior notes (the "Convertible Notes" or "Exchangeable Notes," as applicable) (*$ in thousands*):

	December 31, 2022	December 31, 2021	Maturity Date	Interest Rate
2022 Convertible Notes	$ —	$ 150,000	Mar 15, 2022	3.250 %
2023 Exchangeable Notes	172,500	172,500	Sep 1, 2023	4.500 %
2025 Convertible Notes	100,000	100,000	Oct 1, 2025	3.250 %
	$ 272,500	$ 422,500		

On March 15, 2022, the Company's $150.0 million 2022 Convertible Notes matured. The 2022 Convertible Notes had a conversion price of $45.33. In September 2021, in accordance with the indenture for the 2022 Convertible Notes, the Company irrevocably elected "combination settlement" with a specified dollar amount equal to $1,750 per $1,000 principal amount of the 2022 Convertible Notes. In March 2022, the Company settled the conversion of the 2022 Convertible Notes entirely in cash for $221.2 million, of which $71.2 million (the excess above the principal amount) represents the conversion spread and was recognized in the Company's stockholder's equity. No gain or loss was recognized as a result of the conversion of the 2022 Convertible Notes in the Company's consolidated statements of income for the year ended December 31, 2022.

The Exchangeable Notes were issued by Encore Capital Europe Finance Limited ("Encore Finance"), a 100% owned finance subsidiary of Encore, and are fully and unconditionally guaranteed by Encore. Unless otherwise indicated in connection with a particular offering of debt securities, Encore will fully and unconditionally guarantee any debt securities issued by Encore Finance. Amounts related to Encore Finance are included in the consolidated financial statements of Encore subsequent to April 30, 2018, the date of incorporation of Encore Finance.

In order to reduce the risk related to the potential dilution and/or the potential cash payments the Company may be required to make in the event that the market price of the Company's common stock becomes greater than the conversion or exchange prices of the Convertible Notes and the Exchangeable Notes, the Company may enter into hedge programs that increase the effective conversion or exchange price for the Convertible Notes and the Exchangeable Notes. As of December 31, 2022, the Company had one hedge program that increases the effective exchange price for the 2023 Exchangeable Notes. The hedge instrument has been determined to be indexed to the Company's own stock and meets the criteria for equity classification. The Company recorded the cost of the hedge instrument as a reduction in additional paid-in capital, and does not recognize subsequent changes in fair value of this financial instrument in its consolidated financial statement. The Company did not hedge the 2022 Convertible Notes or the 2025 Convertible Notes.

Certain key terms related to the convertible and exchangeable features as of December 31, 2022 are listed below *($ in thousands, except conversion or exchange price)*:

	2023 Exchangeable Notes	2025 Convertible Notes
Initial conversion or exchange price	$ 44.62	$ 40.00
Closing stock price at date of issuance	$ 36.45	$ 32.00
Closing stock price date	Jul 20, 2018	Sep 4, 2019
Initial conversion or exchange rate (shares per $1,000 principal amount)	22.4090	25.0000
Adjusted conversion or exchange rate (shares per $1,000 principal amount)	22.5264	25.1310
Adjusted conversion or exchange price[1]	$ 44.39	$ 39.79
Adjusted effective conversion or exchange price[2]	$ 62.13	$ 39.79
Excess of if-converted value compared to principal[3]	$ 13,785	$ 20,478
Conversion or exchange date	Mar 1, 2023	Jul 1, 2025

(1) Pursuant to the indentures for the Company's Convertible Notes and Exchangeable Notes, the conversion and exchange rates were adjusted upon the completion of the Company's tender offer in December 2021.

(2) The Company maintains a hedge program that increases the effective exchange price for the 2023 Exchangeable Notes to $62.13.

(3) Represents the premium the Company would have to pay assuming the Convertible Notes and Exchangeable Notes were converted or exchanged on December 31, 2022 using a hypothetical share price based on the closing stock price on December 31, 2022. The premium of the 2023 Exchangeable Notes would have been reduced to zero with the existing hedge program.

Prior to the close of business on the business day immediately preceding their respective free conversion or exchange date (listed above), holders may convert or exchange their Convertible Notes or Exchangeable Notes under certain circumstances set forth in the applicable indentures. On or after their respective free conversion or exchange dates until the close of business on the second scheduled trading day immediately preceding their respective maturity date, holders may convert or exchange their notes at any time.

In the event of conversion or exchange, the 2025 Convertible Notes and the 2023 Exchangeable Notes are convertible or exchangeable into cash up to the aggregate principal amount of the notes and the excess conversion premium, if any, may be settled in cash or shares of the Company's common stock at the Company's election and subject to certain restrictions contained in each of the indentures governing the Convertible Notes and Exchangeable Notes.

As discussed in "Note 1: Ownership, Description of Business, and Summary of Significant Accounting Policies," the Company adopted ASU 2020-06 on January 1, 2021 using a modified-retrospective approach. The Company's convertible and exchangeable notes are no longer bifurcated into a debt component and an equity component, instead, they are carried as a single liability, which reflects the principal amount of the convertible and exchangeable notes. The interest expense recognized on the convertible and exchangeable notes is based on coupon rates, rather than higher effective interest rates. The Company has not adjusted comparative information for the year ended December 31, 2020. Interest expense related to the Convertible Notes and Exchangeable Notes was as follows during the periods presented *(in thousands)*:

	Year ended December 31,		
	2022	2021	2020
Interest expense—stated coupon rate	$ 12,001	$ 16,839	$ 21,857
Interest expense—amortization of debt discount	—	—	10,945
Interest expense—Convertible Notes and Exchangeable Notes	$ 12,001	$ 16,839	$ 32,802

Cabot Securitisation Senior Facility

Cabot Securitisation UK Ltd ("Cabot Securitisation"), an indirect subsidiary of Encore, has a senior facility for a committed amount of £350.0 million (as amended, the "Cabot Securitisation Senior Facility"). The Cabot Securitisation Senior Facility matures in September 2026. Funds drawn under the Cabot Securitisation Senior Facility bear interest at a rate per annum equal to SONIA plus a margin of 3.00% plus, for periods after September 18, 2024, a step-up margin ranging from zero to 1.00%.

As of December 31, 2022, the outstanding borrowings under the Cabot Securitisation Senior Facility were £350.0 million (approximately $423.5 million based on an exchange rate of $1.00 to £0.83, the exchange rate as of December 31, 2022). The obligations of Cabot Securitisation under the Cabot Securitisation Senior Facility are secured by first ranking security interests over all of Cabot Securitisation's property, assets and rights (including receivables purchased from Cabot Financial UK from time to time), the book value of which was approximately £349.7 million (approximately $423.1 million based on an exchange rate of $1.00 to £0.83, the exchange rate as of December 31, 2022) as of December 31, 2022. The weighted average interest rate was 4.33% and 3.11% for the years ended December 31, 2022 and 2021, respectively.

Cabot Securitisation is a securitized financing vehicle and is a VIE for consolidation purposes. Refer to "Note 7: Variable Interest Entities" for further details.

Finance Lease Liabilities

The Company has finance lease liabilities primarily for computer equipment. As of December 31, 2022, the Company's finance lease liabilities were approximately $5.7 million. Refer to "Note 12: Leases" for further details.

Maturity Schedule

The aggregate amounts of the Company's borrowings, including finance lease liabilities, maturing in each of the next five years and thereafter are as follows *(in thousands)*:

2023	$	224,828
2024		38,931
2025		480,801
2026		1,448,865
2027		256
Thereafter		747,544
Total	$	2,941,225

Note 7: Variable Interest Entities

A VIE is defined as a legal entity whose equity owners do not have sufficient equity at risk, or, as a group, the holders of the equity investment at risk lack any of the following three characteristics: decision-making rights, the obligation to absorb expected losses, or the right to receive expected residual returns of the entity. The primary beneficiary is identified as the variable interest holder that has both the power to direct the activities of the VIE that most significantly affect the entity's economic performance and the obligation to absorb expected losses or the right to receive residual returns from the entity that could potentially be significant to the VIE. The Company consolidates VIEs when it is the primary beneficiary.

As of December 31, 2022, the Company's VIEs include certain securitized financing vehicles and other immaterial special purpose entities that were created to purchase receivable portfolios in certain geographies. The Company is the primary beneficiary of these VIEs. The Company has the power to direct the activities of the VIEs including the ability to exercise discretion in the servicing of the financial assets and has the right to receive residual returns that could potentially be significant to the VIEs. The Company's exposure to loss is limited to the total of the carrying value of the VIEs. The Company evaluates its relationships with its VIEs on an ongoing basis to ensure that it continues to be the primary beneficiary.

Most assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Company's general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets; rather, they represent claims against the specific assets of the VIE.

Note 8: Common Stock

On August 12, 2015, the Company's Board of Directors approved a $50.0 million share repurchase program. On May 5, 2021, the Company announced that the Board of Directors had approved an increase in the size of the repurchase program from $50.0 million to $300.0 million (an increase of $250.0 million). Repurchases under this program are expected to be made with cash on hand and may be made from time to time, subject to market conditions and other factors, in the open market, through private transactions, block transactions, or other methods as determined by the Company's management and Board of Directors, and in accordance with market conditions, other corporate considerations, and applicable regulatory requirements. The program does not obligate the Company to acquire any particular amount of common stock, and it may be modified or suspended at any time at the Company's discretion. During the years ended December 31, 2022 and 2021, the Company repurchased 1,497,184 and 2,598,034 shares of its common stock for approximately $86.9 million and $121.2 million, respectively. The Company's practice is to retire the shares repurchased.

On November 4, 2021, the Company commenced a modified "Dutch Auction" tender offer to purchase up to $300.0 million of shares of its common stock with a price range between $52.00 and $60.00 per share. On December 9, 2021, the Company announced the final results of the tender offer. Through the tender offer, the Company purchased 4,471,995 shares of common stock at a price of $60.00 per share, for a total cost of $268.3 million, excluding fees and expenses. The shares purchased through the tender offer were immediately retired.

The Company records the excess of repurchase price over the par amount to additional paid‑in capital, then to retained earnings once additional paid‑in capital is reduced to zero. Direct costs relating to the stock repurchases are treated as stock issuance costs and are included in stockholders' equity.

Note 9: Accumulated Other Comprehensive Loss

A summary of the Company's changes in accumulated other comprehensive loss by component is presented below *(in thousands)*:

	Derivatives		Currency Translation Adjustments		Accumulated Other Comprehensive Loss
Balance at December 31, 2019	$	(10,322)	$ (78,444)	$	(88,766)
Other comprehensive loss before reclassification		(324)	17,153		16,829
Reclassification		558	—		558
Removal of OCI in connection with divestiture		—	2,632		2,632
Tax effect		(66)	—		(66)
Balance at December 31, 2020		(10,154)	(58,659)		(68,813)
Other comprehensive loss before reclassification		(31,709)	(15,309)		(47,018)
Reclassification		44,544	—		44,544
Removal of OCI in connection with divestiture		—	19,904		19,904
Tax effect		(2,165)	—		(2,165)
Balance at December 31, 2021		516	(54,064)		(53,548)
Other comprehensive loss before reclassification		5,737	(78,232)		(72,495)
Reclassification		30,648	—		30,648
Tax effect		(407)	(3,014)		(3,421)
Balance at December 31, 2022	$	36,494	$ (135,310)	$	(98,816)

Note 10: Stock-Based Compensation

In April 2017, Encore's Board of Directors (the "Board") approved the Encore Capital Group, Inc. 2017 Incentive Award Plan (the "2017 Plan"), which was then approved by the Company's stockholders on June 15, 2017. The 2017 Plan superseded the Company's 2013 Incentive Compensation Plan (as amended, the "2013 Plan"), which had previously superseded the Company's 2005 Stock Incentive Plan ("2005 Plan"). Board members, employees, and consultants of Encore and its subsidiaries and affiliates are eligible to receive awards under the 2017 Plan. Subject to certain adjustments, the Company may grant awards for an aggregate of 5,713,571 shares of the Company's common stock under the 2017 Plan. The aggregate number of shares available for issuance under the 2017 Plan will be reduced by 2.12 shares for each share delivered in settlement of any full value award and by one share for each share delivered in settlement of any stock option or stock appreciation right. If an award under the 2017 Plan or the 2013 Plan expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, the unused shares covered by such award will again become or again be available for award grants under the 2017 Plan. Shares available under the 2017 Plan will be increased by 2.12 shares for each share subject to a full value award and by one share for each share subject to a stock option or a stock appreciation right, in each case, that become or again be available for issuance pursuant to the foregoing share counting provisions.

The 2017 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, dividend equivalent rights, stock appreciation rights, cash awards, performance-based awards and any other types of awards not inconsistent with the 2017 Plan.

Total stock-based compensation expense during the years ended December 31, 2022, 2021, and 2020 was $15.4 million, $18.3 million, and $16.6 million, respectively. The actual tax benefit from stock-based compensation arrangements totaled $4.2 million, $2.5 million, and $2.5 million for the years ended December 31, 2022, 2021, and 2020, respectively.

The Company's stock-based compensation arrangements are described below:

Stock Options

Under the 2005 Plan, option awards were generally granted with an exercise price equal to the market price of the Company's stock at the date of issuance. They generally vest over three to five years of continuous service, and have ten-year contractual terms. Other than the Performance Options discussed below, no options have been awarded under the 2013 Plan or 2017 Plan.

There were no options granted during the years ended December 31, 2022, 2021, or 2020. As of December 31, 2022, all outstanding stock options have been fully vested and all related compensation expense has been fully recognized.

A summary of the Company's stock option activity as of December 31, 2022, and changes during the year then ended, are presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2021	4,166	$ 22.17		
Exercised	(4,166)	$ 22.17		
Outstanding as of December 31, 2022	—	$ —	—	$ —
Exercisable as of December 31, 2022	—	$ —	—	$ —

The total intrinsic value of options exercised during the years ended December 31, 2022, and 2021, was $0.2 million and $0.2 million, respectively. Cash received from option exercise under all share-based payment arrangements during the years ended December 31, 2022, and 2021, was negligible. There were no stock options exercised during the year ended December 31, 2020.

Performance Stock Options

Under the 2017 Plan and the 2013 Plan, the Company granted performance stock options, with an exercise price equal to the closing price of the Company's stock at the date of issuance, that vest in equal annual installments over a three year service period but only if, within four years from the date of grant, the 20 trading day average of the closing price of the Company's stock (subject to dividend-related adjustments) exceeds a target equal to a 25% increase from the closing price on the date of grant. These performance options have a seven-year contractual life.

A summary of the Company's performance stock option activity as of December 31, 2022, and changes during the year then ended, are presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term *(in years)*	Aggregate Intrinsic Value *(in thousands)*
Outstanding as of December 31, 2021	100,614	$ 30.95		
Exercised	(20,665)	$ 30.95		
Outstanding as of December 31, 2022	79,949	$ 30.95	1.19	$ 1,358
Vested as of December 31, 2022	79,949	$ 30.95	1.19	$ 1,358
Exercisable as of December 31, 2022	79,949	$ 30.95	1.19	$ 1,358

As of December 31, 2022, all related compensation expense has been fully recognized. No performance stock options were granted during the years ended December 31, 2022, 2021, and 2020. The total intrinsic value of performance options exercised during the year ended December 31, 2022 and 2021, was $0.6 million and $1.1 million, respectively. Cash received from performance option exercise during the years ended December 31, 2022 and 2021 was $0.6 million and $1.6 million, respectively. There were no performance stock options exercised during the year ended December 31, 2020.

Non-Vested Shares

The Company's 2017 Plan (and previously, the 2013 Plan and 2005 Plan), permits restricted stock units, restricted stock awards, performance stock units, and performance stock awards (collectively "stock awards"). The fair value of non-vested shares with a service condition and/or a performance condition that affect vesting is equal to the closing sale price of the Company's common stock on the grant date. Compensation expense is recognized only for the awards that ultimately vest. The Company has certain share awards that include market conditions that affect vesting. These shares vest based on the Company's three-year relative total stockholder return compared to the other companies in the S&P SmallCap 600 Financial Sector Index as of the date of grant. The fair value of these shares is estimated using a lattice model. For the majority of non-vested shares, shares are issued on the vesting dates net of the number of shares needed to satisfy minimal statutory tax withholding requirements. The tax obligations are then paid by the Company on behalf of the employees.

A summary of the Company's stock award activities as of December 31, 2022, and changes during the year then ended, is presented below:

	Non-Vested Shares [1]	Weighted Average Grant Date Fair Value
Non-vested as of December 31, 2021	693,939	$ 39.33
Awarded	302,283	$ 60.45
Vested	(413,798)	$ 38.12
Cancelled	(39,489)	$ 48.93
Non-vested as of December 31, 2022	542,935	$ 51.31

(1) Certain of the Company's stock awards have a vesting matrix under which the stock awards can vest at a maximum level that is up to 200% of the shares that would vest for achieving the performance goals at target. The number of shares presented is based on achieving the performance goals at target levels as defined in the stock award agreements. As of December 31, 2022 and 2021, the maximum number of non-vested performance shares that could vest under the provisions of the agreements was 681,330 and 878,309, respectively.

Unrecognized compensation expense related to non-vested shares as of December 31, 2022 was $13.1 million. The weighted-average remaining expense period, based on the unamortized value of these outstanding non-vested shares, was approximately 1.4 years. The fair value of restricted stock units and restricted stock awards vested for the years ended December 31, 2022, 2021, and 2020 was $26.9 million, $16.9 million, and $14.5 million, respectively. The weighted average grant date fair value for stock awards granted during the years ended December 31, 2022, 2021, and 2020 was $60.45, $42.09, and $38.51, respectively.

Note 11: Income Taxes

Income before provision for income taxes consisted of the following *(in thousands)*:

| | Year Ended December 31, | | |
	2022	2021	2020
US	$ 331,009	$ 390,607	$ 259,132
Foreign	(20,020)	45,934	23,766
Total income before provision for income taxes	$ 310,989	$ 436,541	$ 282,898

The provision for income tax consisted of the following *(in thousands)*:

| | Year Ended December 31, | | |
	2022	2021	2020
Current expense (benefit):			
Federal	$ 59,105	$ 33,582	$ 43,185
State	11,803	5,787	8,528
Foreign	(893)	10,600	10,112
	70,015	49,969	61,825
Deferred expense (benefit):			
Federal	8,142	49,512	15,851
State	6,290	5,904	2,192
Foreign	31,978	(20,045)	(9,494)
	46,410	35,371	8,549
Provision for income taxes	$ 116,425	$ 85,340	$ 70,374

The reconciliation of federal statutory income tax rate to our effective tax rate was as follows:

| | Year Ended December 31, | | |
	2022	2021	2020
Federal provision	21.0 %	21.0 %	21.0 %
State provision	5.0 %	2.3 %	3.2 %
Foreign rate differential[1]	(0.3)%	(1.0)%	(0.5)%
Change in tax rate[2]	— %	(1.3)%	(0.9)%
Change in valuation allowance[3]	13.2 %	(2.3)%	0.9 %
Non-deductible CFPB settlement fees	— %	— %	1.1 %
Deductible loss in foreign jurisdiction[4]	(2.7)%	— %	— %
Other	1.2 %	0.8 %	0.1 %
Effective rate	37.4 %	19.5 %	24.9 %

---

(1) Relates primarily to lower tax rates on income or loss attributable to international operations.

(2) In 2021 and 2020, includes impact of U.K. tax rate increases.

(3) Includes valuation allowance recorded on U.K. deferred tax assets

(4) This represents a deductible loss recognized in a foreign subsidiary that maintains a full valuation allowance on its deferred tax assets. Accordingly, this deductible loss increased the valuation allowance and did not result in any tax benefit during the year ended December 31, 2022.

The Company's subsidiary in Costa Rica is operating under a 100% tax holiday through December 31, 2026. The impact of the tax holiday in Costa Rica for the years ended December 31, 2022, 2021 and 2020 was immaterial.

The Company has not provided for applicable income or withholding taxes on the undistributed earnings from continuing operations for certain of its subsidiaries operating outside of the United States. Undistributed net income of these subsidiaries as of December 31, 2022, were approximately $138.5 million. Such undistributed earnings are considered permanently reinvested. The Company does not provide deferred taxes on translation adjustments of unremitted earnings under the indefinite reinvestment exemption. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practical due to the complexities of a hypothetical calculation. Subsidiaries operating outside of the United States for which the Company does not consider under the indefinite reinvestment exemption have no material undistributed earnings or outside basis differences and therefore no U.S. taxes have been provided.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows *(in thousands)*:

	December 31, 2022	December 31, 2021
Deferred tax assets:		
Net operating losses	$ 70,543	$ 68,677
Operating lease liabilities	12,222	18,715
Accrued expenses	10,800	11,885
Difference in basis of receivable portfolio	23,751	33,335
Stock-based compensation	4,960	4,528
Right-of-use asset	—	23
Difference in basis of depreciable and amortizable assets	2,057	5,326
Other	2,396	6,094
Total deferred tax assets	126,729	148,583
Valuation allowance	(66,625)	(35,920)
Total deferred tax assets net of valuation allowance	60,104	112,663
Deferred tax liabilities:		
Accrued expenses	(443)	(750)
Difference in basis of bond and loan costs	(1,003)	(1,725)
Difference in basis of receivable portfolio	(109,787)	(105,743)
Stock-based compensation	(970)	(672)
Right-of-use asset	(9,794)	(15,367)
Difference in basis of depreciable and amortizable assets	(16,807)	(26,210)
Prepaid expenses	(875)	(907)
Other	(10,206)	(23)
Total deferred tax liabilities	(149,885)	(151,397)
Net deferred tax liability[1]	$ (89,781)	$ (38,734)

(1) The Company operates in multiple jurisdictions. In accordance with authoritative guidance relating to income taxes, deferred taxes and liabilities are netted for each tax-paying component of the Company within a particular tax jurisdiction, and presented as a single amount in the statement of financial condition.

As of December 31, 2022, certain of the Company's foreign subsidiaries have net operating loss carry forwards of approximately $278.2 million, which will begin to expire in 2025. Certain of the Company's domestic subsidiaries have state net operating losses with an indefinite carryover period.

As of December 31, 2022, valuation allowances increased by $30.7 million, as compared to December 31, 2021. The increase in valuation allowance is primarily related to U.K. deferred tax assets. These deferred tax assets include revenue recognition differences between statutory reporting and US GAAP reporting. In evaluating all positive and negative evidence available to determine whether all or some portion of the deferred tax assets will be realized, significant judgement is required and the weight of all available evidence must be considered. A significant piece of objective negative evidence evaluated was the U.K. loss before income taxes for the three-year period ended December 31, 2022. Objective evidence limits the ability to consider subjective evidence, such as projections for future earnings growth. The Company will continue to evaluate the realizability of deferred tax assets each quarter based on all available positive and negative evidence, including current and cumulative earnings, forecasts of future profitability, statutory carryback and carryforward periods and tax planning strategies. In a period when positive evidence supports a conclusion that a valuation allowance is no longer needed, a tax benefit will be recorded.

A reconciliation of the beginning and ending amounts of unrecognized tax benefit is as follows *(in thousands)*:

	Amount
Balance as of December 31, 2019	$ 7,908
Decrease related to prior year tax positions	(608)
Increases related to prior year tax positions	6
Increases related to current year tax positions	574
Decrease related to expiration of statute of limitations	(827)
Decreases related to settlements with taxing authorities	(272)
Balance as of December 31, 2020	6,781
Decrease related to prior year tax positions	(2,034)
Decrease related to expiration of statute of limitations	(712)
Increase related to prior year tax positions	261
Increase related to current year tax positions	251
Balance as of December 31, 2021	4,547
Decrease related to prior year tax positions	(1,296)
Decrease related to settlements with taxing authorities	(713)
Decrease related to expiration of statute of limitations	(115)
Increase related to prior year tax positions	874
Increase related to current year tax positions	691
Balance as of December 31, 2022	$ 3,988

The Company had gross unrecognized tax benefits, inclusive of penalties and interest, of $4.9 million, $4.6 million and $6.9 million as of December 31, 2022, 2021, and 2020 respectively. As of December 31, 2022, 2021 and 2020, there was $2.5 million, $1.6 million and $3.3 million, respectively, of unrecognized tax benefit that if recognized, would result in a net tax benefit. During the year ended December 31, 2022, the decrease in the Company's gross unrecognized tax benefit was primarily due to the release of a prior year position related to a foreign entity. During the year ended December 31, 2021, the decrease in the Company's gross unrecognized tax benefit was primarily related to the release of a prior year position related to a foreign entity. During the year ended December 31, 2020, the decrease in the Company's gross unrecognized tax benefit was primarily related to the expiration of state statute of limitations.

The Company believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, it is reasonably possible that certain changes may occur within the next 12 months, which could significantly increase or decrease the balance of the Company's gross unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax as a component of the provision for income taxes. The Company recognized a benefit of $0.4 million, expense of $0.1 million and expense of $0.2 million in net interest and penalties during the years ended December 31, 2022, 2021 and 2020, respectively. Interest and penalties accrued as of December 31, 2022, 2021 and 2020 were immaterial.

The Company files federal, state and non-U.S. income tax returns in jurisdictions with varying statutes of limitations. The Company is subject to examination of its income tax returns by various taxing authorities, and the timing of the resolution of income tax examinations cannot be predicted with certainty. In general, the Company is subject to examination for tax years after 2017 for the U.S. federal jurisdiction, after 2018 for U.S state jurisdictions, and after 2017 in major foreign jurisdictions.

The Company's management regularly assesses the likelihood of adverse outcomes resulting from examinations, if any, to determine the adequacy of the Company's provision for income taxes. If any issues addressed in the Company's tax examinations are resolved in a manner not consistent with management's expectations, the Company could be required to adjust its provision for income taxes in the period such resolution occurs.

Note 12: Leases

The majority of the Company's leases are for corporate offices, various facilities, and information technology equipment.

The components of lease expense were as follows during the periods presented *(in thousands)*:

| | Year Ended December 31, | | |
	2022	2021	2020
Operating lease costs[1]	$ 18,403	$ 17,272	$ 16,331
Finance lease costs			
Amortization of ROU assets	4,296	3,848	3,149
Interest on lease liabilities	312	419	420
Total lease costs	$ 23,011	$ 21,539	$ 19,900

(1) Operating lease expenses are included in general and administrative expenses in the Company's consolidated statements of income. Costs include short-term and variable lease components which were not material for the periods presented.

The following table provides supplemental consolidated statement of financial condition information related to leases as of the dates presented *(in thousands)*:

	Classification	December 31, 2022	December 31, 2021
Assets			
Operating lease ROU assets	Other assets	$ 70,074	$ 68,812
Finance lease ROU assets	Property and equipment, net	18,337	15,064
Total lease ROU assets		$ 88,411	$ 83,876
Liabilities			
Operating lease liabilities	Other liabilities	$ 83,598	$ 84,314
Finance lease liabilities	Borrowings	5,675	7,005
Total lease liabilities		$ 89,273	$ 91,319

Supplemental lease information is summarized below *(in thousands)*:

| | Year Ended December 31, | | |
	2022	2021	2020
ROU assets obtained in exchange for new operating lease obligations	$ 22,582	$ 13,426	$ 8,990
ROU assets obtained in exchange for new finance lease obligations	3,273	2,664	3,276
Cash paid for amounts included in the measurement of lease liabilities			
Operating leases - operating cash flows	19,227	20,048	17,396
Finance leases - operating cash flows	312	419	419
Finance leases - financing cash flows	4,622	3,950	3,114

Lease term and discount rate were as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Weighted-average remaining lease term *(in years)*			
Operating leases	5.9	6.2	7.1
Finance leases	2.1	2.0	2.5
Weighted-average discount rate			
Operating leases	5.2 %	5.2 %	5.0 %
Finance leases	3.9 %	4.6 %	4.6 %

Maturities of lease liabilities under non-cancelable leases as of December 31, 2022 are summarized as follows *(in thousands)*:

	Finance Leases	Operating Leases	Total
2023	$ 3,229	$ 17,691	$ 20,920
2024	1,945	17,688	19,633
2025	715	14,751	15,466
2026	15	13,789	13,804
2027	—	11,150	11,150
Thereafter	—	23,529	23,529
Total undiscounted lease payments	5,904	98,598	104,502
Less: imputed interest	(229)	(15,000)	(15,229)
Total lease liabilities	$ 5,675	$ 83,598	$ 89,273

Note 13: Commitments and Contingencies

Litigation and Regulatory

The Company is involved in disputes, legal actions, regulatory investigations, inquiries, and other actions from time to time in the ordinary course of business. The Company, along with others in its industry, is routinely subject to legal actions asserting various claims, including those based on the Fair Debt Collection Practices Act ("FDCPA"), the Fair Credit Reporting Act ("FCRA"), the Telephone Consumer Protection Act ("TCPA"), comparable state statutes, state and federal unfair competition statutes, and common law causes of action. The violations of law investigated or alleged in these actions often include claims that the Company lacks specified licenses to conduct its business, attempts to collect debts on which the statute of limitations has run, has made inaccurate or unsupported assertions of fact in support of its collection actions and/or has acted improperly in connection with its efforts to contact consumers. Such litigation and regulatory actions could involve potential compensatory or punitive damage claims, fines, sanctions, injunctive relief, or changes in business practices. Many continue on for some length of time and involve substantial investigation, litigation, negotiation, and other expense and effort before a result is achieved, and during the process the Company often cannot determine the substance or timing of any eventual outcome.

In September 2015, the Company entered into a consent order (the "2015 Consent Order") with the Consumer Financial Protection Bureau (the "CFPB") in which the Company settled allegations arising from its practices between 2011 and 2015. In October 2020, the Company entered into a stipulated judgment ("Stipulated Judgment") with the CFPB to resolve a subsequent lawsuit related to the 2015 Consent Order. Additionally, we are subject to ancillary state Attorney General investigations related to similar debt collection practices. We have entered into settlement agreements with the Attorneys General of various U.S. states in connection with our debt collection and litigation practices. The Company has discussed with additional state attorneys general potential resolution of these investigations, which could include penalties, restitution, and/or the adoption of new operational requirements. If the Company is unable to resolve its differences with the state attorneys general, it is possible that they may file claims against the Company.

In certain legal proceedings, the Company may have recourse to insurance or third-party contractual indemnities to cover all or portions of its litigation expenses, judgments, or settlements. The Company records loss contingencies in its financial statements only for matters in which losses are probable and can be reasonably estimated. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum estimated liability. The Company continuously assesses the potential liability related to its pending litigation and regulatory matters and revises its estimates when additional information becomes available. The Company's legal costs are recorded to expense as incurred.

As of December 31, 2022, the Company has no material reserves for legal matters.

Purchase Commitments

In the normal course of business, the Company enters into forward flow purchase agreements. A forward flow purchase agreement is a commitment to purchase receivables over a duration that is typically three to twelve months, but can be longer, generally with a specifically defined volume range, frequency, and pricing. Typically, these forward flow contracts have provisions that allow for early termination or price re-negotiation should the underlying quality of the portfolio deteriorate over time or if any particular month's delivery is materially different than the original portfolio used to price the forward flow contract. Certain of these forward flow purchase agreements may also have termination clauses, whereby the agreements can be canceled by either party upon providing a certain specified amount of notice.

As of December 31, 2022, the Company had entered into forward flow purchase agreements for the purchase of nonperforming loans with an estimated minimum aggregate purchase price of approximately $444.0 million. The Company expects actual purchases under these forward flow purchase agreements to be significantly greater than the estimated minimum aggregate purchase price.

Employee Savings and Retirement Plan

The Company has a 401(k) Savings Plan that qualifies as deferred salary arrangements under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, matching contributions are based upon the amount of the employees' contributions subject to certain limitations. The Company recognized expense of approximately $2.8 million, $2.8 million, and $2.9 million for the years ended December 31, 2022, 2021, and 2020, respectively, in salaries and employee benefits in its consolidated statements of income.

Guarantees

Encore's Certificate of Incorporation and indemnification agreements between the Company and its officers and directors provide that the Company will indemnify and hold harmless its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The Company has also agreed to indemnify certain third parties under certain circumstances pursuant to the terms of certain underwriting agreements, registration rights agreements, credit facilities, portfolio purchase and sale agreements, and other agreements entered into by the Company in the ordinary course of business. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these indemnification agreements is minimal and, as of December 31, 2022, has no liabilities recorded for these agreements.

Note 14: Segment and Geographic Information

The Company conducts business through several operating segments. The Company's Chief Operating Decision Maker relies on internal management reporting processes that provide segment revenue, segment operating income, and segment asset information in order to make financial decisions and allocate resources. The Company determined its operating segments meet the aggregation criteria, and therefore, it has one reportable segment, portfolio purchasing and recovery, based on similarities among the operating units including economic characteristics, the nature of the services, the nature of the production process, customer types for their services, the methods used to provide their services and the nature of the regulatory environment.

The following tables present information about geographic areas in which the Company operates *(in thousands)*:

| | Year Ended December 31, | | |
	2022	2021	2020
Total revenues:			
United States	$ 995,470	$ 1,115,572	$ 992,916
Europe			
United Kingdom	272,962	344,214	390,955
Other European countries[1]	129,737	142,316	99,430
Total Europe	402,699	486,530	490,385
Other geographies[1]	178	12,397	18,099
Total	$ 1,398,347	$ 1,614,499	$ 1,501,400

_____

(1) None of these countries comprise greater than 10% of the Company's consolidated revenues.

		December 31, 2022		December 31, 2021
Long-lived assets[1]:				
United States	$	82,695	$	104,169
International				
United Kingdom		58,034		62,205
India		25,337		4,571
Other foreign countries[2]		17,908		17,724
		101,279		84,500
Total	$	183,974	$	188,669

---

(1)   Long-lived assets consist of property and equipment, net and right of use assets.

(2)   None of these countries comprise greater than 10% of the Company's consolidated long-lived assets.

Note 15: Goodwill and Identifiable Intangible Assets

The Company's goodwill is tested for impairment at the reporting unit level annually and in interim periods if certain events occur that indicate that the fair value of a reporting unit may be below its carrying value. Determining the number of reporting units and the fair value of a reporting unit requires the Company to make judgments and involves the use of significant estimates and assumptions. The Company performs its annual goodwill impairment assessment as of October 1.

When reviewing goodwill for impairment, the Company first performs a qualitative test to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In performing its qualitative test, the Company considers various qualitative factors including, but not limited to economic environment, business climate, market capitalization, operating performance and competition. If after performing the qualitative test, the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company must perform a quantitative goodwill impairment test. Instead of performing a qualitative test, the Company may also just proceed directly to performing a quantitative test. A quantitative impairment test is performed by estimating the fair value of the reporting unit and comparing it to its carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company would record an impairment charge equal to the excess of the carrying value of the reporting unit over its fair value.

The Company applies various valuation techniques to estimate the fair value of each reporting unit when performing a quantitative impairment test, including the income approach and the market approach. Under the income approach, the Company uses a discounted cash flow method, or DCF, to estimate the fair value of a reporting unit. In applying the DCF method, an identified level of future cash flow is estimated. The cash flow projections are based on five-year financial forecasts developed by management that include purchasing volume, collections forecasts, capital spending trends, and cost assumptions to support anticipated growth, which are updated annually and reviewed by management. Annual estimated cash flows and a terminal value are then discounted to their present value at an appropriate discount rate to obtain an indication of fair value. The discount rate utilized reflects estimates of required rates of return for investments that are seen as similar to an investment in the reporting unit. Because DCF analyses are based on management's long-term financial projections and require significant estimates and judgments, the market approach is conducted in addition to the income approach in estimating the fair value of a reporting unit. Under the market approach, the Company uses both a Guideline Public Company Method and Guideline Merged & Acquired Company method to estimate the fair value of equity and the business enterprise value of a reporting unit. The Guideline Public Company approach uses financial metrics from similar public traded companies to estimate fair value. The Guideline Merged and Acquired Company method calculates fair value by analyzing the actual prices paid for recent mergers and acquisitions in the industry. The Company believes that the current methodology used in determining the fair value at its reporting units represent its best estimates. In addition, the Company compares the aggregate fair value of the reporting units to its overall market capitalization.

As of October 1, 2022, the Company had two reporting units, MCM and Cabot, that carried goodwill. Instead of performing qualitative tests, the Company chose to proceed directly to performing quantitative tests for both reporting units at October 1, 2022, and determined that no goodwill impairment existed at these two reporting units. No indicators of impairment noted between the assessment date and December 31, 2022.

Management continues to evaluate and monitor all key factors impacting the carrying value of the Company's recorded goodwill and intangible assets. Adverse changes in the Company's actual or expected operating results, market capitalization, business climate, economic factors or other negative events that may be outside the control of management could result in a material non-cash impairment charge in the future.

The Company's goodwill is attributable to reporting units included in its portfolio purchasing and recovery segment. The following table summarizes the activity in the Company's goodwill balance *(in thousands)*:

| | Year Ended December 31, | | |
	2022	2021	2020
Balance as of beginning of period:	$ 897,795	$ 906,962	$ 884,185
Effect of foreign currency translation	(76,581)	(9,167)	22,777
Balance as of end of period:	$ 821,214	$ 897,795	$ 906,962

The Company's acquired intangible assets are summarized as follows *(in thousands)*:

| | As of December 31, 2022 | | | As of December 31, 2021 | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 45,498	$ (23,507)	$ 21,991	$ 66,969	$ (31,154)	$ 35,815
Developed technologies	—	—	—	2,549	(2,530)	19
Trade name and other	909	(788)	121	1,597	(1,111)	486
Total intangible assets	$ 46,407	$ (24,295)	$ 22,112	$ 71,115	$ (34,795)	$ 36,320

The weighted-average useful lives of intangible assets at the time of acquisition were as follows *(in years)*:

	Weighted-Average Useful Lives
Customer relationships	10
Developed technologies	5
Trade name and other	7

The amortization expense for intangible assets subject to amortization was $10.4 million, $7.9 million, and $8.0 million during the years ended December 31, 2022, 2021, and 2020, respectively. Estimated future amortization expense related to finite-lived intangible assets as of December 31, 2022 is as follows *(in thousands)*:

2023	$ 4,622
2024	4,598
2025	4,550
2026	4,550
2027	3,792
Total	$ 22,112

ARS